Filed pursuant to General Instruction II.L. of Form F-10

File No. 333-229631

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base shelf prospectus dated February 22, 2019 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in the short form base shelf prospectus, constitutes a public offering of securities offered pursuant hereto only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution.”

Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Neptune Wellness Solutions Inc. at 545 Promenade du Centropolis, Suite 100, Laval, Quebec, H7T 0A3, telephone: 450-687-2262, and are also available electronically at www.sec.gov/edgar.shtml or www.sedar.com.

PROSPECTUS SUPPLEMENT

To the Short Form Base Shelf Prospectus Dated February 22, 2019

New Issue	March 11, 2020

NEPTUNE WELLNESS SOLUTIONS INC.

Up to US$50,000,000

Common Shares

Neptune Wellness Solutions Inc. (“we”, “us”, “our”, “Neptune” or the “Company”) has entered into an Open Market Sale AgreementSM (the “Sale Agreement”) with Jefferies LLC (“Jefferies”) relating to the sale of the common shares (“Common Shares”) in the capital of Neptune offered by this prospectus supplement and the accompanying prospectus. In accordance with the terms of the Sale Agreement, we may offer and sell Common Shares having an aggregate offering price of up to US$50,000,000 from time to time through Jefferies, acting as our agent.

Our Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and on the Nasdaq Stock Market (“NASDAQ”) under the symbol “NEPT.” On March 10, 2020, the closing price of the Common Shares on the TSX was $2.07 and the closing price of the Common Shares on the NASDAQ was US$1.48.

Upon delivery of an issuance notice by us, if any, Jefferies may sell Common Shares in the United States only, and such sales will only be made by transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102—Shelf Distributions (“NI 44-102”), including, without limitation, sales made directly on NASDAQ, or on any other existing trading market for the Common Shares in the United States. No Common Shares will be offered or sold in Canada. Jefferies will make all sales using commercially reasonable efforts consistent with its normal sales and trading practices and on mutually agreed upon terms between Jefferies and us. The Common Shares will be distributed at the market prices prevailing at the time of the sale of such Common Shares or at prices to be negotiated with the applicable purchaser. As a result, prices of Common Shares may vary as between purchasers and during the period of distribution.

The compensation to Jefferies for sales of our Common Shares under this prospectus supplement will be equal to up to 3.0% of the gross proceeds from the sale of such Common Shares. See “Plan of Distribution.” In connection with the sale of the Common Shares on our behalf, Jefferies may be deemed to be an “underwriter” within the meaning of the United States Securities Act of 1933, as amended (the “Securities Act”), and the compensation of Jefferies may be deemed to be underwriting commissions or discounts.

We have applied to list the Common Shares offered by this prospectus supplement on NASDAQ. Listing will be subject to our fulfillment of all the requirements of NASDAQ. We have also applied to list the Common Shares offered by this prospectus supplement on the TSX. Listing will be subject to our fulfillment of all the requirements of the TSX.

Investing in our securities involves a high degree of risk. You should carefully read the “Risk Factors” section in this prospectus supplement, the accompanying prospectus, and the documents incorporated by reference herein and therein, as well as the information under the heading “Cautionary Note Regarding Forward-Looking Statements” in this prospectus supplement, and consider such notes and information in connection with an investment in any securities.

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus supplement and the accompanying prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards. As a result, such financial statements may not be comparable to financial statements of United States companies. Such financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards, in addition to the standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (“SEC”) independence standards.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in Canada and the United States. Such consequences, for investors who are resident in, or citizens of, the United States, may not be described fully in this prospectus supplement, including the Canadian federal income tax consequences. Investors should read the tax discussion in this prospectus supplement and the accompanying prospectus and consult their own tax advisors with respect to their own particular circumstances. See the sections titled “Certain Canadian Federal Income Tax Considerations”, “Material U.S. Federal Income Tax Considerations” and “Risk Factors”.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of the Province of Quebec, that some of the Company’s officers and directors are residents of Canada, that a substantial portion of the Company’s assets and a substantial portion of the assets of said persons are located outside the United States and that some or all of the experts identified herein or in any prospectus supplement may be residents of Canada. See “Enforceability of Certain Civil Liabilities.”

Neither the SEC nor any state or Canadian securities regulator has approved or disapproved the securities offered hereby, passed upon the accuracy or adequacy of this prospectus supplement or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Our head and registered office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec, Canada, H7T 0A3.

Neither Jefferies, any affiliate of Jefferies nor any person or company acting jointly or in concert with Jefferies, has over-allotted, or will over-allot, the Common Shares in connection with this offering or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

Certain of our directors and officers reside outside of Canada. Each of such persons has appointed the Company as agent for service of process at 545 Promenade du Centropolis, Suite 100, Laval, Quebec, Canada, H7T 0A3. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process in Canada. See “Agent for Service of Process”.

- ii -

There is no minimum amount of funds that must be raised under this offering. This means that we could complete this offering after raising only a small proportion of the offering amount set out above.

The date of this prospectus supplement is March 11, 2020

- iii -

The Company currently derives, and is expected to continue to derive, a portion of its revenues from the production and distribution of hemp-based products in the United States. All hemp-based products produced and distributed by the Company are derived from hemp as defined pursuant to the Agriculture Improvement Act of 2018 (the “2018 Farm Bill”), or industrial hemp as defined pursuant to Section 7606 of the Agricultural Act of 2014 (the “2014 Farm Bill”), and in accordance with the laws of the states in which such products are produced and distributed.

The passage of the 2018 Farm Bill materially altered federal law governing hemp by removing hemp from the U.S. Controlled Substances Act (the “CSA”) and establishing a federal regulatory framework for hemp production in the United States. Among other provisions, the 2018 Farm Bill: (a) explicitly amends the CSA to exclude all parts of the cannabis plant (including its cannabinoids, derivatives, and extracts) containing a delta-9 tetrahydrocannabinol (“THC”) concentration of not more than 0.3% on a dry weight basis from the CSA’s definition of “marihuana”; (b) permits the commercial production and sale of hemp; (c) precludes states, territories, and Indian tribes from prohibiting the interstate transport of lawfully-produced hemp through their borders; and (d) establishes the United States Department of Agriculture (“USDA”) as the primary federal agency regulating the cultivation of hemp in the United States, while allowing states, territories, and Indian tribes to obtain (or retain) primary regulatory authority over hemp activities within their borders after receiving approval of their proposed hemp production plan from the USDA. Any such plan submitted by a state, territory, or Indian tribe to the USDA must meet or exceed minimum federal standards and receive USDA approval. Any state, territory, or Indian tribe that does not submit a plan to the USDA, or whose plan is not approved by the USDA, will be regulated by the USDA; provided that states retain the ability to prohibit hemp production within their borders. Notwithstanding the passage of the 2018 Farm Bill and the publication of the IFR (as defined below), the 2014 Farm Bill will remain in effect until October 31, 2020.

On October 31, 2019, the USDA issued an interim final rule (the “IFR”) to implement the 2018 Farm Bill. The IFR establishes regulations governing commercial hemp production in the United States and provides the framework for state departments of agriculture and Indian tribes to begin implementing commercial hemp production programs. In addition, following the issuance of the IFR, the USDA stated that it will begin, and has since begun, reviewing hemp production plans submitted by states, territories, and Indian tribes. Pursuant to the 2018 Farm Bill, the USDA has 60 days from the date a plan is submitted to approve or disapprove it. As of the date hereof, (i) several states and Indian tribes have submitted plans to the USDA, some of which have been approved or disapproved; and (ii) many states have informed the USDA that they will continue to operate under their 2014 Farm Bill pilot program (which will remain in effect until October 31, 2020).

The 2018 Farm Bill neither affects nor modifies the Federal Food, Drug and Cosmetic Act (the “FD&C Act”), thus expressly preserving the U.S. Food and Drug Administration’s (the “FDA”) authority to regulate food, drugs, dietary supplements, and cosmetics containing cannabis and/or cannabis-derived compounds, such as cannabidiol (“CBD”). On the same date that the 2018 Farm Bill was signed into law, the FDA issued a statement (i) reaffirming its jurisdiction over products containing cannabis and/or cannabis-derived compounds and (ii) restating its position that “it [is] unlawful to introduce food containing added CBD into interstate commerce, or to market CBD products as, or in, dietary supplements, regardless of whether the substances are hemp-derived,” because CBD is an active ingredient in an FDA-approved drug and was the subject of substantial clinical investigations that were made public before it was marketed as a food or dietary supplement.

Following the passage of the 2018 Farm Bill, the FDA has also acknowledged that “there is substantial public interest in marketing and accessing CBD in food, including dietary supplements . . . [and] [t]he statutory provisions that currently prohibit marketing CBD in these forms also allow the FDA to issue a regulation creating an exception, and some stakeholders have asked that the FDA consider issuing such a regulation to allow for the marketing of CBD in conventional foods or as a dietary supplement, or both.” The FDA held a public hearing in May 2019 to obtain scientific data and information about the safety, manufacturing, product quality, marketing, labeling, and sale of products containing cannabis or cannabis-derived compounds, and also established a high-level internal working group to explore potential pathways for various types of CBD products to be lawfully marketed.

- iv -

Any investment in the Company’s securities is speculative due to a variety of factors, including the nature of the Company’s business. An investment in the Company’s securities should only be made by persons who can afford a total loss of their investment. Legislative and regulatory uncertainties, along with difficulties concerning potential enforcement activities by federal, state and local governments in the United States, represent significant risks concerning the Company’s business activities. These risks include, but are not limited to:

•	positions asserted by the FDA concerning products containing hemp-derived extracts, including CBD;

•

potential for unfavorable or competing interpretations of federal and state law regarding whether certain hemp derivatives and extracts are “hemp” as defined in the 2018 Farm Bill, or are instead marijuana under applicable federal and state law;

•	uncertainty surrounding the characterization of cannabinoids as a dietary ingredient by the FDA; and

•	enforcement activities by state and/or local law enforcement and regulatory authorities pursuant to state law, regardless of whether such state conflicts with federal law.

If the Company’s U.S. operations are found to be in violation of any of such laws or governmental regulations, the Company may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, asset seizures or the curtailment or restructuring of the Company’s United States operations, any of which would adversely affect the Company’s business and financial results. Notwithstanding the 2018 Farm Bill and its implementing regulations (including the IFR), if the FDA or the Drug Enforcement Administration (“DEA”) take action against the Company or the hemp industry more generally, this would have a material adverse effect on the Company’s business, financial condition and operations, including, potentially, the cessation of operations entirely, and may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions. In addition, the Company’s suppliers, service providers, and/or distributors, on whose services the Company relies, may elect at any time to breach or otherwise cease to offer their respective services to the Company. Loss of any of the foregoing would have a material adverse effect on the Company’s business and operational results.

See “United States Regulatory Matters” in the Description of Business section of this prospectus supplement.

See also “Risk Factors” in this prospectus supplement for more information about the risks concerning the Company’s business and operations.

- v -

IMPORTANT NOTICE

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the securities that are being offered pursuant to this prospectus supplement and the method of distribution of those securities and also supplements and updates information regarding us contained in the accompanying base shelf prospectus. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to the securities offered pursuant to this prospectus supplement. Both documents contain important information you should consider when making your investment decision. This prospectus supplement may add, update or change information contained in the accompanying prospectus. Before investing, you should carefully read both this prospectus supplement and the accompanying prospectus together with the additional information about us to which we refer you in the sections of this prospectus supplement titled “Documents Incorporated by Reference” and “Where You Can Find More Information.”

You should rely only on information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus. If information in this prospectus supplement is inconsistent with the accompanying prospectus or the information incorporated by reference, you should rely on this prospectus supplement. We have not authorized anyone to provide you with information that is different. If anyone provides you with any different or inconsistent information, you should not rely on it. The Common Shares will be offered only in jurisdictions where such offers are permitted by law. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference into this prospectus supplement and the accompanying prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is part of a “shelf” registration statement on Form F-10 that we filed with the SEC. The shelf registration statement was declared effective by the SEC on February 26, 2019. This prospectus supplement does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and our securities.

The financial information of the Company contained in the documents incorporated by reference herein are presented in Canadian dollars. All references in this prospectus supplement to “dollars”, “CDN$” and “$” refer to Canadian dollars, and references to “US$” refer to United States dollars, unless otherwise expressly stated. Potential purchasers should be aware that foreign exchange rate fluctuations are likely to occur from time to time and that the Company does not make any representation with respect to future currency values. Investors should consult their own advisors with respect to the potential risk of currency fluctuations.

Market data and certain industry data and forecasts included in this prospectus supplement or the documents incorporated by reference herein or therein were obtained or derived from internal company surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. We have relied upon industry publications as our primary sources for third-party industry data and forecasts. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon management’s knowledge of the industry, have not been independently verified. By their nature, forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not know what assumptions regarding general economic growth were used in preparing the forecasts cited in this prospectus supplement or the documents incorporated by reference herein or therein. While we are not aware of any misstatements regarding Neptune’s industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” and elsewhere in this prospectus supplement or the documents incorporated by reference herein or therein. While we believe our internal business research is reliable and market definitions are appropriate, neither such research nor definitions have been verified by any independent source. This prospectus supplement may only be used for the purpose of considering an investment in the Common Shares.

In this prospectus supplement, unless the context otherwise requires, references to “Neptune”, the “Company”, “we”, “us”, “our” or similar terms refer to Neptune Wellness Solutions Inc. and its subsidiaries.

This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the offering. Other documents are also incorporated or deemed to be incorporated by reference into this prospectus supplement and into the accompanying prospectus. See the section titled “Documents Incorporated by Reference.”

EXCHANGE RATE INFORMATION

The following table sets forth (i) the exchange rates for the U.S. dollar, expressed in Canadian dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the U.S. dollar, expressed in Canadian dollars, on the last day of each month during such periods; and (iii) the high and low exchange rates for the U.S. dollar, expressed in Canadian dollars, during such periods, each based on the rate of exchange as reported by the Bank of Canada for conversion of U.S. dollars into Canadian dollars:

	Nine Months Ended December 31,		Year Ended March 31,
	2019	2018	2019	2018
Rate at the end of period	1.2988	1.3642	1.3363	1.2894
Average rate during period	1.3261	1.3060	1.3118	1.2839
Highest rate during period	1.3527	1.3642	1.3642	1.3743
Lowest rate during period	1.2988	1.2552	1.2552	1.2128

On March 10, 2020, the daily average exchange rate for the U.S. dollar, expressed in Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = CDN$1.3731. Prospective investors should be aware that foreign exchange rate fluctuations are likely to occur from time to time, and the Company does not make any representation with respect to future currency values. Investors should consult their own advisors with respect to the potential risk of currency fluctuations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus, and the documents incorporated by reference herein and therein contain or incorporate by reference certain information and statements that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements, including, without limitation, statements relating to certain expectations, projections, new or improved product introductions, market expansion efforts, and other information related to our business strategy and future plans. Forward-looking statements can, but may not always, be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “assumes”, “goal”, “likely” and similar references to future periods or the negatives of these words and expressions and by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect us, our customers and our industries. Although the Company and management believe that the expectations reflected in such forward-looking statements are reasonable and based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements.

Undue reliance should not be placed on forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those anticipated by us and expressed or implied by the forward-looking statements contained in this prospectus supplement and the accompanying prospectus. Such statements are based on a number of assumptions and risks which may prove to be incorrect, including, without limitation, assumptions about: the offering, including the terms and the intended use of proceeds of the offering, the performance of our production facilities; our ability to maintain customer relationships and demand for our products; the overall business and economic conditions; the potential financial opportunity of our addressable markets; the competitive environment; the protection of our current and future intellectual property rights; our ability to recruit and retain the services of our key personnel; our ability to develop commercially viable products; our ability to pursue new business opportunities such as legal cannabis oil production; our ability to obtain additional financing on reasonable terms or at all; our ability to complete and, as applicable, integrate our acquisitions and generate synergies; and the impact of new laws and regulations in Canada, the United States or any other jurisdiction where we are currently doing business or intend to do business.

Many factors could cause our actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by forward-looking statements, including, without limitation, the factors discussed under “Risk Factors”. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those expressly or impliedly expected or estimated in such statements. Shareholders and investors should not place undue reliance on forward-looking statements as the plans, intentions or expectations upon which they are based might not occur. Although the Company cautions that the foregoing list of risk factors, as well as those risk factors presented under the heading “Risk Factors” and elsewhere in this prospectus supplement, are not exhaustive, shareholders and investors should carefully consider them and the uncertainties they represent and the risks they entail. The forward-looking statements contained in this prospectus supplement are expressly qualified in their entirety by this cautionary statement. Unless otherwise indicated, forward-looking statements in this prospectus supplement describe our expectations as of the date of this prospectus supplement and, accordingly, are subject to change after such date. We do not undertake to update or revise any forward-looking statements for any reason, except as required by applicable securities laws.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the offering.

Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar authorities in Canada which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated by reference in this prospectus supplement may be obtained on request without charge from the secretary of Neptune at 545 Promenade du Centropolis, Suite 100, Laval, Quebec, H7T 0A3, telephone: 450-687-2262 or by accessing the disclosure documents through the internet on the Canadian System for Electronic Analysis and Retrieval, or SEDAR, at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System, or EDGAR, at www.sec.gov.

The following documents, filed by Neptune with the securities commissions or similar authorities in all provinces and territories of Canada, and as amended from time to time, are specifically incorporated by reference into, and form an integral part of, this prospectus supplement:

(a)

the material change report of the Company dated May 22, 2019 with respect to the entering into by the Company of a definitive agreement to acquire substantially all of the assets of Sugarleaf Labs, LLC and Forest Remedies LLC (collectively, “SugarLeaf”), a North Carolina-based commercial hemp company (the “SugarLeaf Acquisition”);

(b)	the Company’s audited consolidated financial statements for the fiscal years ended March 31, 2019 and 2018, together with the notes thereto and the auditors’ reports thereon;

(c)	the management’s discussion and analysis of the Company for the fiscal year ended March 31, 2019;

(d)	the annual information form of the Company dated June 12, 2019 for the fiscal year ended March 31, 2019 (the “Annual Information Form”);

(e)	the material change report of the Company dated July 17, 2019 with respect to the appointment of Michael Cammarata as the Company’s Chief Executive Officer and a member of its Board of Directors;

(f)	the management information circular of the Company dated July 16, 2019 in connection with the Company’s annual and special meeting of shareholders held on August 14, 2019;

(g)

the material change report of the Company dated July 29, 2019 with respect to the closing of a private placement financing of 9,415,910 Common Shares at a price of US$4.40 per Common Share for aggregate proceeds to Neptune of US$41,430,004;

(h)	the business acquisition report of the Company dated October 4, 2019 with respect to the completion of the SugarLeaf Acquisition;

(i)	the unaudited consolidated interim financial statements of the Company for the three-month and nine-month periods ended December 31, 2019 and 2018, together with the notes thereto; and

(j)	the management’s discussion and analysis of the Company for the three-month and nine-month periods ended December 31, 2019 and 2018 (the “Q3 MD&A”).

Any document of the type referred to above, any annual information form, annual or quarterly financial statements, annual or quarterly management’s discussion and analysis, management information circular, material change report (excluding confidential material change reports), business acquisition report, information circular or other disclosure document required to be incorporated by reference into a prospectus filed under National Instrument 44-101 – Short Form Prospectus Distributions (“NI 41-101”) filed by Neptune with the securities commissions or similar authorities in Canada subsequent to the date of this prospectus supplement and during the period that this prospectus supplement is effective will be deemed to be incorporated by reference into this prospectus supplement.

In addition, to the extent that any document or information incorporated by reference into this prospectus supplement pursuant to the foregoing paragraph is also included in any report filed with or furnished to the SEC by Neptune on Form 6-K or on Form 40-F (or any respective successor form) after the date of this prospectus supplement, it shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus supplement forms a part. Further, we may incorporate by reference into the registration statement of which this prospectus supplement forms a part, any report on Form 6-K furnished to the SEC, including the exhibits thereto, if and to the extent provided in such report.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified shall not constitute a part of this prospectus supplement except as so modified. Any statement so superseded shall not constitute a part of this prospectus supplement.

Upon a new annual information form and the related annual audited comparative financial statements and accompanying management’s discussion and analysis being filed with and, where required, accepted by, the securities commissions or similar authorities in Canada during the currency of this prospectus supplement, the previous annual information form, the previous annual audited comparative financial statements and accompanying management’s discussion and analysis and all interim financial statements and accompanying management’s discussion and analysis, and all material change reports, information circulars and business acquisition reports filed prior to the commencement of the then current fiscal year, will be deemed no longer to be incorporated into this prospectus supplement for purposes of future offers and sales of Common Shares hereunder. Upon an interim financial statement and accompanying management’s discussion and analysis being filed by Neptune with and, where required, accepted by, the securities commissions or similar authorities in Canada during the currency of this prospectus supplement, all interim financial statements and accompanying management’s discussion and analysis filed prior to the new interim financial statements shall be deemed no longer to be incorporated into this prospectus supplement for purposes of future offers and sales of securities hereunder.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this prospectus supplement under the section titled “Documents Incorporated by Reference,” the following documents have been or will be (through post-effective amendment or incorporation by reference) filed with the SEC as part of the registration statement insofar as required by the SEC’s Form F-10: (i) the form of Sale Agreement with Jefferies described in this prospectus supplement and (ii) the consent of Osler, Hoskin & Harcourt LLP.

THE COMPANY

The following description of Neptune is derived from selected information about us contained in the documents incorporated by reference and does not contain all of the information about us and our business that should be considered before investing in the Common Shares. This prospectus supplement may add to, update or change information in the accompanying prospectus. You should carefully read this entire prospectus supplement and the accompanying prospectus, including the risks and uncertainties discussed in the section titled “Risk Factors,” and the information incorporated by reference in this prospectus supplement, including our consolidated financial statements, before making an investment decision. If you invest in the Common Shares, you are assuming a high degree of risk.

Name, Address and Incorporation

Neptune was incorporated under Part IA of the Companies Act (Quebec) on October 9, 1998 and is now governed by the Business Corporations Act (Quebec). Neptune’s head office and registered office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec, Canada, H7T 0A3 and its website address is www.neptunecorp.com. The Common Shares are listed and posted for trading on the TSX and NASDAQ under the symbol “NEPT”. On September 21, 2018, Neptune amended its articles to change its name to “Neptune Wellness Solutions Inc.”

We have the following subsidiaries: Biodroga Nutraceuticals Inc. (Quebec incorporated), SugarLeaf Labs, Inc. (Delaware incorporated), 9354-7537 Québec Inc. (Quebec incorporated) and Neptune Holding USA, Inc. (Delaware incorporated).

DESCRIPTION OF BUSINESS

Business Overview & Mission

Neptune specializes in the extraction, purification and formulation of health and wellness products. The Company has in excess of 100 customers across several verticals, including nutraceutical, legal cannabis, hemp and consumer packaged goods. Neptune’s wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000 square foot facility located in Sherbrooke, Quebec. Neptune brings decades of experience in the natural products sector to the legal cannabis industry. Through SugarLeaf Labs, Inc., Neptune’s wholly owned subsidiary, Neptune also has a U.S.-based hemp extract supply chain, including a 24,000 square foot cold ethanol processing facility with a processing capacity of 1,500,000 kg located in North Carolina. Leveraging its scientific and technological expertise, the Company sees applications for hemp-derived extracts in the U.S. beyond existing markets and product forms and into personal care and household cleaning products markets. Neptune’s activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and a variety of marine and seed oils. The Company’s head office is located in Laval, Quebec.

Neptune’s vision is to provide great wellness solutions that deliver optimal health and wellness. Our mission is to leverage our scientific and innovation expertise to create and provide our global customers with the best-available nutritional products and wellness solutions. Neptune is active in two segments: (i) legal cannabis and hemp extracts, products and services and (ii) nutraceutical turnkey solutions.

For a further description of the Company and its business, see the Q3 MD&A, including in the section entitled “Business Overview and Recent Corporate Development”, and the Annual Information Form, including in the sections entitled “Corporate Structure”, “General Development of the Company” and “Description of the Business”.

Recent Business Developments

Acquisition of the Assets of Hemp Processor SugarLeaf

On July 24, 2019, Neptune completed the acquisition of the assets of SugarLeaf. Neptune paid an initial consideration for SugarLeaf of $23.7 million (US$18.1 million), through a combination of $15.8 million (US$12.0 million) in cash and $8.0 million (US$6.1 million) in Common Shares (1,587,301 Common Shares). Additionally, by achieving certain annual adjusted EBITDA and other performance targets, earnouts could reach $173.5 million (US$132.0 million). A portion of the earnout is to be paid by the issuance of a fixed number of Common Shares upon the achievement of certain performance targets. The three additional earnout payments are to be paid over three years following the acquisition with a combination of cash or Common Shares, with at least 50% in cash. The initial cash consideration of the transaction was funded with the proceeds of a private placement financing by the Company completed in July 2019 (the “July 2019 Private Placement”).

Through SugarLeaf, Neptune established a U.S.-based hemp extract supply chain, gaining a 24,000 square foot facility located in the U.S. Southeast region. SugarLeaf’s cutting-edge cold ethanol technology has a processing capacity of 1,500,000 kg of biomass annually and uses hemp cultivated by licensed American growers consistent with federal and state regulations to yield high-quality full- and broad-spectrum hemp extracts. The U.S. market for hemp is developing rapidly and represents a significant opportunity for the consumer products industry.

The passage of the 2018 Farm Bill, and simultaneous acknowledgment by the FDA of the Generally Recognized As Safe (GRAS) status of three hemp seed-derived food ingredients, fueled the already heightened consumer demand for hemp products, and specifically, hemp extracts. Although the FDA is currently deliberating its approach to how consumer products containing hemp-derived CBD will be regulated, and the United States Department of Agriculture (“USDA”) is in the process of developing final regulations governing the production of hemp in the U.S. following public comment on the IFR, numerous companies are initiating product development strategies to meet demand for these products once a clear path to market is provided by the regulatory agencies. Neptune intends to operate its activities in compliance with applicable state and federal U.S. laws.

On April 15, 2019, Neptune announced that its Solutions Business has begun offering turnkey product development solutions with hemp-derived ingredients to business customers in the United States. A U.S.-based supply chain of licensed hemp extract producers has been established, and initial purchase orders are being processed. SugarLeaf will be the main supplier for the turnkey product development solutions with hemp-derived ingredients to our business customers in the United States.

During the third quarter of 2019, Neptune determined there was an impairment indicator due to a decline in hemp-derived CBD refined oil pricing as well as a decrease in forecasted sales volumes for the SugarLeaf business. This resulted in a goodwill impairment loss of $44.1 million and a gain of $64.5 million related to a reduction in the fair value of the contingent consideration payable to the former owners of the SugarLeaf business.

Strategic Partnership with American Media LLC

On October 4, 2019, Neptune announced a new strategic partnership with American Media LLC (“American Media”) to help support the growth of Neptune’s brands in the United States, including Forest Remedies™, and Ocean Remedies™. American Media owns and operates leading celebrity and health and fitness media brands such as Men’s Journal®, Us Weekly®, OK!, Life & Style and enthusiast brands including Powder, Surfer and Bike. As reported by American Media, its portfolio of brands has a combined total circulation of over 2.3 million and reaches over 47 million readers each month. American Media’s wide reach in mobile and online media has over 60 million unique visitors and over 762 million page views monthly.

Under the terms of the partnership agreement, American Media will provide advertising and creative services to Neptune to support the marketing and commercialization of Neptune’s consumer-facing brands in the U.S. American Media will also have the opportunity to become a shareholder in Neptune. On October 3, 2019, Neptune issued to American Media 3,000,000 warrants, each warrant allowing the holder to purchase one Common Share at an exercise price of US$8.00 per share and expiring on the fifth anniversary of such issuance. The warrants will vest proportionally to the services rendered by American Media. Upon exercise of the warrants, American Media will be required to hold the Common Shares acquired for a minimum of 6 months.

In addition, on February 5, 2020, Neptune announced the expansion of its strategic partnership with American Media to help support the launch of Neptune’s Ocean Remedies™ brand and product line. Under the terms of this expanded partnership agreement, American Media will provide advertising and creative services to Neptune to support the marketing and commercialization of Neptune’s Ocean Remedies™ brand in the U.S. American Media will provide Neptune with marketing and creative services valued at US$4.7 million in exchange for 1,175,000 warrants that Neptune will issue to American Media. Each warrant gives the holder the right to purchase one Common Share at an exercise price of US$8.00 per share and expires on the fifth anniversary of such issuance. Upon exercise of the warrants, American Media will be required to hold the Common Shares acquired for a minimum of six months. Neptune expects to leverage most of the advertising services provided by American Media in the next twelve months. The issuance of these warrants is subject to TSX approval.

Definitive Agreement with International Flavors & Fragrances

On November 11, 2019, Neptune announced that it entered into a collaboration agreement with International Flavors & Fragrances Inc. (“IFF”) to co-develop hemp-derived products for the mass retail and health and wellness markets. App Connect Service, Inc. (“App Connect”) is also a party to the agreement to provide related branding strategies and promotional activities.

Under this strategic product development partnership, IFF will leverage its intellectual property for taste, scent and nutrition to provide essential oils and product development resources. Neptune will leverage its proprietary cold ethanol extraction processes and formulation intellectual property to deliver high quality, full- and broad-spectrum extracts for the development, manufacture and commercialization of hemp-derived products, infused with essential oils, for the cosmetics, personal care and household cleaning products markets.

As further detailed below, the first products are expected to launch under Neptune’s Forest Remedies™ brand at U.S. retailers in the first half of calendar 2020. The initial launch will include a variety of topical products across the aromatherapy category. Additional category launches should follow and the total stock-keeping unit (“SKU”) count could ultimately exceed 50 SKUs. Neptune will be responsible for the marketing and sale of the products. Neptune will receive amounts from product sales and in turn will pay a royalty to each of IFF and App Connect associated with the sales of co-developed products. App Connect is a company indirectly controlled by Michael Cammarata, CEO and Director of Neptune. The payments of royalties to App Connect and IFF under the agreement as contemplated above are also subject to TSX approval.

In conjunction with the co-development partnership, Neptune issued to IFF 2,000,000 warrants, each warrant allowing the holder to purchase one Common Share at an exercise price of US$12.00 per share and expiring on the fifth anniversary of such issuance. The issuance of these warrants is subject to TSX approval.

Amended and Restated Processing Agreement with Canopy Growth Corporation

On November 12, 2019, Neptune entered into an amended and restated processing agreement with Canopy Growth Corporation (“Canopy”) to amend their multi-year agreement whereby Neptune supplements Canopy’s extraction, refinement and extract product formulation capacity. Under this amended and restated agreement, Neptune and Canopy agreed to amend the schedule of processing volumes committed to Neptune by Canopy as well as remove certain preferential rights previously granted to Canopy with respect to Neptune’s capacity and pricing. Effective June 30, 2020, Neptune and Canopy also agreed to negotiate volume and pricing based on market conditions.

For a further description of the Company and its recent developments, see the Q3 MD&A, including in the section entitled “Business Overview and Recent Corporate Development”, and the Annual Information Form, including in the sections entitled “Corporate Structure”, “General Development of the Company” and “Description of the Business”.

Other Recent Developments

On March 2, 2020, Neptune announced the appointment of Mr. Scott Antony as its Senior Vice President of U.S. Retail Sales.

On February 13, 2020, Neptune announced the official launch of its Forest Remedies™ and Ocean Remedies™ brands by launching 11 SKUs of hemp extracts, including six ingestible oils, two soothing balms, one soft gel bottle, a massage oil, and a pet soother. Such Forest Remedies™ products were crafted using Neptune’s hemp extracts, which are produced with its proprietary cold ethanol extraction process and tested for purity at third-party laboratories. Furthermore, in collaboration with IFF, Neptune is launching six essential oils SKUs, which will be commercialized under the Forest Remedies™ brand. Neptune also expects to launch Ocean Remedies™ directly on a second website (www.oceanremedies.com). Neptune’s omega-3 products will be commercialized under this brand. As a result of the realignment of Neptune’s Canadian extraction capabilities, the retrofit of the Company’s large legacy extraction equipment contemplated for the Phase IIIa expansion was put on hold. For additional information on the foregoing product launches, please refer to Neptune’s press release dated February 13, 2020, available on SEDAR.

On March 9, 2020, Neptune announced the appointment of Mr. David Mayers as its Chief Operating Officer.

CANADIAN REGULATORY FRAMEWORK

On October 17, 2018, the Cannabis Act (Canada) (the “Cannabis Act”) and the Cannabis Regulations came into force, legalizing the sale of cannabis for adult recreational use. Prior to the promulgation of the Cannabis Act and the Cannabis Regulations, only the sale of cannabis for medical purposes was legal, which was regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) under the Controlled Drugs and Substances Act (“CDSA”). The Cannabis Act and the Cannabis Regulations replaced the CDSA and the ACMPR as the governing laws and regulations in respect of the production, processing, sale and distribution of cannabis for medical and adult recreational use.

The Cannabis Act provides a licensing and permitting scheme for the cultivation, processing, importation, exportation, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of cannabis for adult recreational use, implemented by the Cannabis Regulations. The Cannabis Act and the Cannabis Regulations maintain separate access to cannabis for medical purposes. Under the Cannabis Act and the Cannabis Regulaitons, import and export permits will only be issued in respect of cannabis for medical or scientific purposes or in respect of industrial hemp and in accordance with the Industrial Hemp Regulations. Import and export permits will not be issued in respect of cannabis for adult recreational use.

The Cannabis Regulations, among other things, set out regulations relating to the following matters: (1) licenses, permits and authorizations; (2) security clearances and physical security measures; (3) good production practices; (4) cannabis products; (5) packaging and labelling; (6) cannabis for medical purposes; (7) drugs containing cannabis; (8) combination products and devices; (9) importation and exportation for medical or scientific purposes; (10) document retention; and (11) reporting and disclosure.

Licenses, Permits and Authorizations

The Cannabis Regulations establish six classes of licenses: cultivation licenses; processing licenses; analytical testing licenses; sales for medical purposes licenses; research licenses; and cannabis drug licenses. The Cannabis Regulations also create subclasses for cultivation licenses (standard cultivation, micro-cultivation and nursery) and processing licenses (standard processing and micro-processing). Different licenses and each subclass therein carry differing rules and requirements that are intended to be proportional to the public health and safety risks posed by each license category and subclass. The Cannabis Regulations provide that all licenses issued under the Cannabis Act must include both the effective date and expiry date of the license and may be renewed on or before the expiry date.

The Industrial Hemp Regulations under the Cannabis Act came into force on October 17, 2018. The Industrial Hemp Regulations remained largely the same as they were under the CDSA but now they permit the sale of hemp plants to licensed cannabis producers, the use of additional parts of the hemp plant and licensing requirements were introduced in accordance with the low risk posed by industrial hemp. The Industrial Hemp Regulations define “industrial hemp” as cannabis plants – or any part of the plant – in which the concentration of THC is 0.3% or less in the flowering heads and leaves.

Security Clearances

Certain people associated with cannabis licensees, including individuals occupying a “key position” such as directors, officers, large shareholders and individuals identified by the Minister of Health (the “Minister”), must hold a valid security clearance issued by the Minister. Under the Cannabis Regulations, the Minister may refuse to grant security clearances to individuals with associations to organized crime or with past convictions for, or an association with, drug trafficking, corruption or violent offences. This was largely the approach in place under the ACMPR and other related regulations governing the licensed production of cannabis for medical purposes. Individuals who have histories of non-violent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded from participating in the legal cannabis industry, and the grant of security clearance to such individuals is at the discretion of the Minister and such applications will be reviewed on a case-by-case basis.

Security clearances issued under the ACMPR are considered to be security clearances for the purposes of the Cannabis Act and Cannabis Regulations.

Cannabis Tracking System

Under the Cannabis Act, the Minister is authorized to establish and maintain a national cannabis tracking system. The Cannabis Regulations provide the Minister with the authority to make a ministerial order that would require specified persons to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister.

The ministerial order regarding the Cannabis Tracking System (together with the licensing portal, collectively known as the “Cannabis Tracking and Licensing System”) was published in the Canada Gazette, Part II, on September 5, 2018 and came into effect on October 17, 2018 (the “2018 Ministerial Order”). The 2018 Ministerial Order was repealed and replaced by the new ministerial order the Cannabis Tracking System Order, published in the Canada Gazette, Part II on June 26, 2019 and in force on October 17, 2019 in order to address the unique public health and public safety risks associated with the three new classes of cannabis, being edible cannabis, cannabis extracts and cannabis topicals (collectively, the “New Classes of Cannabis”) authorized by the Regulations Amending the Cannabis Regulations (New Classes of Cannabis) (the “Amending Regulations”) on October 17, 2019.

The purpose of this system is to enable the submission of license applications, amendments and renewals through an online portal and track the flow of cannabis throughout the supply chain as a means of preventing the illegal inversion and diversion of cannabis into and out of the regulated system. Under the Cannabis Tracking and Licensing System, a holder of a license for cultivation, license for processing, or a license for sale for medical purposes is required to submit monthly reports to Health Canada.

Cannabis Products

The Cannabis Regulations set out the requirements for cannabis products and permits the sale of dried cannabis, cannabis oil, fresh cannabis, cannabis plants, cannabis plant seeds, edible cannabis, cannabis extracts and cannabis topicals. THC content is limited by the Cannabis Regulations.

Prior to the passage of the Amending Regulations, the Cannabis Act only permitted the sale of dried cannabis, cannabis oil, fresh cannabis, cannabis plants and cannabis plant seeds. The Amending Regulations permit the product and sale of the New Classes of Cannabis. As is the case for dried or fresh cannabis and cannabis oil, a processing license is required in order to produce edible cannabis, cannabis extracts and cannabis topicals, and to package and label these types of cannabis products for sale to consumers. Holders of processing licenses issued prior to October 17, 2019 were required to amend their processing license before they could begin manufacturing products belonging to New Classes of Cannabis. The Cannabis Regulations require the filing of a notice with Health Canada at least 60 days before releasing a new product to the market. As a result, December 16, 2019 was the earliest date that products in the New Classes of Cannabis could be made available for sale.

In addition, if a holder of a processing license chooses to process edible cannabis and food products on the same site, then the production, packaging, labelling, and storage of cannabis and the production, packaging, and labelling of food products will need to be conducted in separate buildings. All cannabis production is required to occur in a separate building from any food production.

Packaging & Labeling

The Cannabis Regulations set out strict requirements pertaining to the packaging and labelling of cannabis products. These requirements are intended to promote informed consumer choice and allow for the safe handling and transportation of cannabis, while also reducing the appeal of cannabis to youth.

All cannabis products are required to be packaged in a manner that is tamper-proof and child-resistant in accordance with the Cannabis Regulations and in plain packaging. The Cannabis Regulations impose strict limits on the use of colours, graphics, and other special characteristics of packaging. Cannabis package labels must include specific information, such as: (i) product source information, including the class of cannabis and the name, phone number and email of the license holder; (ii) a mandatory health warning, rotating between Health Canada’s list of standard health warnings; (iii) the Health Canada standardized cannabis symbol; and (iv) information specifying THC and CBD content.

Promotion

The Cannabis Act sets out restrictions regarding the promotion of cannabis products. Subject to a few exceptions, all promotions of cannabis products are prohibited unless authorized by the Cannabis Act. While these restrictions also apply to the New Classes of Cannabis, the Amending Regulations also prohibit certain representations and associations on products, their packages and labels and associated promotional activity, including: certain flavours in cannabis extracts (e.g. confectionary, dessert, soft drink, and energy drink) that are appealing to youth; health or cosmetic benefits unless registered as a health product; energy value and nutrient content representations that go beyond those permitted in the list of ingredients and in the cannabis-specific nutrition facts table; statements reasonably likely to create the impression the edible cannabis or accessory is intended to meet particular dietary requirements; and promotion that could reasonably associate the cannabis, the cannabis accessory or the service related to cannabis with an alcoholic beverage, a tobacco product or a vaping product.

Product Composition

The Amending Regulations introduced restrictions on product composition specific to each New Class of Cannabis including specific THC limits. Examples of other product-specific restrictions include:

•

Edible cannabis: must be shelf stable; only food and food additives will be allowed to be used as ingredients in edible cannabis and the use of food additives will need to be in accordance with the limits and purposes that are prescribed for foods; must not have caffeine added, however the use of ingredients containing naturally occurring caffeine will be permitted in edible cannabis products provided that the total amount of caffeine in each immediate container does not exceed 30 milligrams; must not contain alcohol in excess of 0.5% w/w; must not contain anything that would cause the sale of the edible cannabis, if it was a food regulated under the Food and Drugs Act, to be prohibited and must not be fortified with vitamins or mineral nutrients.

•

Cannabis extracts: must not contain ingredients that are sugars, sweeteners or sweetening agents, nor any ingredient listed on Column 1 of Schedule 2 to the Tobacco and Vaping Products Act (which is a list of ingredients that are prohibited in vaping products) except if those ingredients and their levels are naturally occurring in an ingredient used to produce the extract.

•	Cannabis topicals: must not contain anything that may cause injury to the health of the consumer when the product is used as intended or in a reasonably foreseeable way.

Health Products Containing Cannabis

Under the current regulatory framework, cannabis is not permitted for use in a natural health product or a non-prescription drug product, as phytocannabinoids are included as prescription drugs on the Human and Veterinary Prescription Drug List (“PDL”). Although, Health Canada has previously authorized prescription drug products containing cannabis, the agency maintains that there remains significant scientific uncertainty regarding the pharmacological actions, therapeutic effectiveness and safety of the majority of phytocannabinoids. The cannabis-based prescription drug products that have been authorized by Health Canada have been studied, authorized and used in specific conditions. While these authorized products have contributed to the global body of knowledge concerning the safety and efficacy of cannabis-based therapies, Health Canada has stated that the presence of scientific uncertainty and limited market experience gives rise to the need for a precautionary approach. Listing all phytocannabinoids on the PDL addresses this uncertainty by allowing healthcare practitioners to monitor and manage any unanticipated effects. All phytocannabinoids will remain listed on the PDL until there is sufficient scientific evidence (e.g., as demonstrated through a submission to Health Canada) to change the prescription status of a particular phytocannabinoid when used in specific conditions.

Cannabis is also expressly prohibited for use in cosmetic products as it is included on Health Canada’s Cosmetic Ingredient Hotlist, List of Ingredients Prohibited for Use in Cosmetic Products.

Provincial and Territorial Regulatory Regimes

While the Cannabis Act provides for the regulation of the commercial production of cannabis for adult recreational purposes and related matters by the federal government, the Cannabis Act includes provisions stipulating that the provinces and territories of Canada have authority to regulate other aspects of adult recreational use cannabis (similar to what is currently the case for liquor and tobacco products), such as retail sale and distribution, minimum age requirements above that in place under the Cannabis Act, places where cannabis can be consumed, and a range of other matters. The governments of every Canadian province and territory have, to varying degrees, regulatory regimes for the distribution and sale of cannabis for adult recreational purposes within those jurisdictions. Each of these Canadian jurisdictions has established a minimum age of 19 years for cannabis use, except for Québec and Alberta, where the minimum age is 21 and 18, respectively.

Québec: In Québec, all recreational cannabis is managed and sold through outlets of the Société québécoise du cannabis, a subsidiary of the Société des alcools du Québec, and its online site.

Ontario: In Ontario, the distribution and online retail sale of recreational cannabis is conducted through the Ontario Cannabis Retail Corporation, under the oversight of the Alcohol and Gaming Commission of Ontario (the “AGCO”). Ontario also permits the sale of recreational cannabis through private brick-and-mortar retailers. Initially, Ontario employed a “phased” approach to retail licensing, setting a maximum cap of 25 licenses available to be issued to allow operators to open for business beginning April 1, 2019. The Ontario government has now moved to open the market for private cannabis retail stores in Ontario. In addition to removing the cap on the number of private retail stores in Ontario, the previously mandated regional distribution limiting the number of retail stores permitted in each region will be maintained only until March 2, 2020 and then eliminated entirely. The AGCO expects to issue up to 20 Retail Store Authorizations per month, beginning in April 2020. Federally licensed producers may now own or control, directly or indirectly, up to 25% of a corporation holding a cannabis Retail Operator License (required to hold a Retail Store Authorization) in Ontario, an increase from the previous threshold of 9.9%. Until August 31, 2020 each retail operator (and its affiliates) may own a maximum of 10 cannabis stores, increasing to 30 cannabis stores in September 2020 and increasing again to 75 cannabis stores in September 2021.

British Columbia: In British Columbia, recreational cannabis is to be sold through both public and privately-operated stores, with the provincial Liquor Distribution Branch handling wholesale distribution.

Alberta: In Alberta, cannabis products are sold by private retailers that receive their products from a government-regulated distributor (the Alberta Gaming & Liquor Commission), similar to the distribution system currently in place for alcohol in the province. Only licensed retail outlets are to be permitted to sell cannabis with online sales run by the Alberta Gaming and Liquor Commission.

Saskatchewan: In Saskatchewan, recreational cannabis is sold by private retailers. The Saskatchewan Liquor and Gaming Authority (the “SLGA”) has selected operators for the province’s 51 cannabis private retail store permits, with municipalities having the option of opting out of having a cannabis store if they choose. Saskatchewan is the only jurisdiction to allow for private distribution and wholesale (but regulated by the SLGA).

Manitoba: In Manitoba, cannabis distribution and wholesale is government-run by the Manitoba Liquor and Lotteries Corporation, with retail sale privately operated.

New Brunswick: In New Brunswick, recreational cannabis is sold and online sales run by Cannabis NB, a subsidiary of a network of tightly-controlled, stand-alone stores through the New Brunswick Liquor Corporation (the “NBLC”). The NBLC also controls the distribution and wholesale of cannabis in the province. The New Brunswick government has issued a request for proposals in order to find a single private operator to take over the Cannabis NB operations which would privatize the government-operated corporation created to handle retail sale of adult use cannabis. This would result in the retail model changing from government-operated to privately-operated in New Brunswick.

Nova Scotia: In Nova Scotia, the Nova Scotia Liquor Corporation (the “NSLC”) is responsible for the regulation of cannabis in the province, and recreational cannabis is only to be sold publicly through government-operated storefronts and online sales. There is no private licensing of retail. The NSLC also controls the distribution and wholesale of cannabis in the province.

Prince Edward Island: In Prince Edward Island, similar to Nova Scotia, sale of cannabis is government-run through government retail sales and online. There is no private licensing of retail. The PEI Cannabis Management Corporation is responsible for the distribution and wholesale of cannabis in the province.

Newfoundland and Labrador: In Newfoundland and Labrador, recreational cannabis is sold through licensed private retail stores, with its crown-owned liquor corporation, the Newfoundland and Labrador Liquor Corp. (the “NLC”), overseeing the wholesale and distribution to the private sellers. The NLC controls the possession, sale and delivery of cannabis, and sets prices. It is also the initial online retailer, although licenses may later be issued to private interests.

Yukon: The Yukon limits the initial distribution and sale of recreational cannabis to government outlets and government-run online stores and allows for the later licensing of private retailers. The Yukon Liquor Corporation is responsible for the distribution and wholesale of cannabis in the territory while the Cannabis Licensing Board is the regulatory body in the Yukon.

Northwest Territories: The Northwest Territories relies on the N.W.T. Liquor Commission to control the importation and distribution of cannabis, whether through retail outlets or by mail order service run by the Liquor Commission. Communities in the Northwest Territories will be able to hold a plebiscite to prohibit cannabis sales in their communities, similar to options currently available to restrict alcohol in the Northwest Territories.

Nunavut: Nunavut permits the sale of cannabis through private retailers, including online. The Nunavut Liquor and Cannabis Commission is responsible for distribution and wholesale in the territory.

UNITED STATES REGULATORY MATTERS

General Overview

The following overview is subject to and qualified by the more detailed descriptions in the following sections titled “United States Federal Regulation of Hemp,” “State Regulation of Hemp,” “FDA Regulation,” “Future Uncertainty of Legal Status” and “The Company’s Regulatory Compliance Activities.”

Hemp, like marijuana, is a variety of the plant species Cannabis sativa L. By definition, hemp contains 0.3% THC or less on a dry weight basis. The Company does not produce or sell medicinal or recreational marijuana or any products derived therefrom in the United States. Rather, the Company sells hemp-derived products. All hemp contained in such products is produced pursuant to the 2014 Farm Bill and/or the 2018 Farm Bill and applicable state and local laws.

As explained below, the 2018 Farm Bill removed hemp (and its derivatives, extracts, and cannabinoids,) from the CSA. Accordingly, hemp, which was previously regulated by the DEA as a Schedule I substance pursuant to the CSA (with certain limited exceptions, including hemp produced in compliance with the 2014 Farm Bill), is now expressly removed from the CSA and regulated by the USDA (in coordination with state departments of agriculture and tribal authorities) as an agricultural crop. Notably, however, hemp derivatives may still be considered a controlled substance under state law, as states take varying approaches to regulating the production and sale of hemp and hemp-derived compounds such as CBD. For example, some states explicitly authorize and regulate the production and sale of hemp derivatives; other states maintain outdated drug laws that do not distinguish between marijuana and hemp; and still other states adhere to the FDA’s current position that it is unlawful to introduce food containing added CBD into interstate commerce, or to market CBD products as, or in, dietary supplements, regardless of whether the substances are hemp-derived, and thus altogether prohibit the sale of ingestible CBD products.

United States Federal Regulation of Hemp

The 2014 Farm Bill loosened the longstanding prohibition on cultivating industrial hemp in the United States by allowing cultivation under state research programs pursuant to certain specified conditions (as set forth below). The 2014 Farm Bill defines “industrial hemp” as “the plant Cannabis sativa L., and any part of such plant, whether growing or not, with a delta-9 tetrahydrocannabionol concentration of not more than 0.3% on a dry weight basis.”

The scope of the 2014 Farm Bill is limited to cultivation that is: (a) for research purposes (inclusive of market research, which multiple federal agencies have confirmed includes commercial sales with a research purpose); (b) part of an “agricultural pilot program” or other agricultural or academic research; and (c) permitted by state law. The 2014 Farm Bill does not provide a federal regulatory framework, and thus the various state pilot programs implemented pursuant to the 2014 Farm Bill maintain different requirements and take differing approaches regarding the registration of cultivators and processors, the involvement of institutions of higher education, and the scope of permitted commercial activities. Some states altogether prohibit the production of hemp.

Activities determined to be compliant with the 2014 Farm Bill are protected from federal interference by an appropriations rider (the “Appropriations Rider”) which has been renewed on several occasions, including most recently on December 20, 2019 through H.R. 1158. The Appropriations Rider generally prohibits the federal government’s use of funds in contravention of the 2014 Farm Bill and specifically prohibits such federal interference with regard to the “transportation, processing, sale, or use of . . . hemp, or seeds of such plant, that is grown or cultivated in accordance with the [2014 Farm Bill], within or outside the [s]tate in which the . . . hemp is grown or cultivated.”

The passage of the 2018 Farm Bill materially altered federal law governing hemp by removing hemp from the CSA and establishing a federal regulatory framework for hemp production in the United States. The 2018 Farm Bill defines “hemp” as “the plant Cannabis sativa L. and any part of that plant, including the seeds thereof and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a delta-9 tetrahydrocannabinol concentration of not more than 0.3 percent on a dry weight basis.” Among other provisions, the 2018 Farm Bill: (a) explicitly amends the CSA to exclude all parts of the cannabis plant (including its cannabinoids, derivatives, and extracts) containing a delta-9 THC concentration of not more than 0.3% on a dry weight basis from the CSA’s definition of “marihuana”; (b) permits the commercial production and sale of hemp; (c) precludes states, territories, and Indian tribes from prohibiting the interstate transport of lawfully-produced hemp through their borders; and (d) establishes the USDA as the primary federal agency regulating the cultivation of hemp in the United States, while allowing states, territories, and Indian tribes to obtain (or retain) primary regulatory authority over hemp activities within their borders after receiving approval of their proposed hemp production plan from the USDA. Any such plan submitted by a state, territory, or Indian tribe to the USDA must meet or exceed minimum federal standards and receive USDA approval. Any state, territory, or Indian tribe that does not submit a plan to the USDA, or whose plan is not approved by the USDA, will be regulated by the USDA; provided that, states retain the ability to prohibit hemp production within their borders. Notwithstanding the passage of the 2018 Farm Bill and the publication of the IFR, the 2014 Farm Bill remains in effect through October 31, 2020. Accordingly, unless otherwise indicated in the applicable state plan approved by the USDA, a cultivator authorized to cultivate industrial hemp pursuant to the 2014 Farm Bill may continue to do so through October 31, 2020.

The 2018 Farm Bill neither affects nor modifies the FD&C Act. Accordingly, the FDA will continue to regulate food, drugs, dietary supplements, and cosmetics containing cannabis and/or cannabis-derived compounds. As a producer and marketer of hemp-derived products, the Company must comply with the FDA regulations applicable to manufacturing and marketing of those products. See the section titled “FDA Regulation” below.

Importantly, marijuana continues to be classified as a Schedule I substance under the CSA. As a result, any cannabinoids (including CBD) derived from marijuana, as opposed to hemp, remain Schedule I substances under U.S. federal law.

State Regulation of Hemp

At present, the Company sources hemp in the United States from proprietary operations and contract suppliers located in Maine, North Carolina, South Carolina and Tennessee that comply with state and federal regulations. In the future, the Company may also source hemp from Georgia. These states’ hemp regulations are summarized below.

Georgia: In May 2019, Georgia enacted the “Georgia Hemp Farming Act” which established a commercial hemp program in accordance with the 2018 Farm Bill and removes “hemp” as defined in the 2018 Farm Bill from the definitions of marijuana and THC under state law.1 The Georgia Department of Agriculture (“GDA”) has issued proposed rules establishing standards and procedures for cultivating and processing hemp in Georgia, and these rules have been incorporated into the Georgia Hemp Plan submitted to USDA.2,3 As of March 3, 2020, Georgia’s hemp production plan has been reviewed and approved by the USDA, and the GDA has begun accepting applications for hemp processor permits.4,5 The GDA will begin accepting applications for hemp grower licenses on March 23, 2020.6

While the Company itself does not cultivate or process hemp in Georgia and while the Company does not currently plan to source hemp from Georgia, third-party suppliers of hemp to the Company may operate in Georgia in the future, if permitted by applicable GDA regulations. In the event the Company sources hemp from Georgia in the future, it will take steps to ensure that the Georgia-based suppliers with whom it contracts are lawfully licensed in Georgia, will require suppliers to represent and warrant their compliance with Georgia law, and will obtain a copy of the applicable hemp license issued to such supplier.

Maine: The Department of Agriculture, Conservation and Forestry (“DACF”) issues licenses to plant, grow, harvest, possess, process, sell and buy industrial hemp for commercial purposes under the 2014 Farm Bill framework.7 Seeds must be acquired from a certified seed source, and the pilot program does not regulate processing.8 DACF recently issued new administrative rules for growing hemp that went into effect on February 5, 2020.9 Maine provides an affirmative defense against prosecution for the unlawful trafficking of scheduled drugs for selling industrial hemp, although it appears the defense may only apply to industrial hemp grown under the state’s program.10 The state recently amended its definition of “hemp” to better align with the 2018 Farm Bill definition.11 As of March 3, 2020, Maine had not submitted a hemp production plan for USDA approval, and has indicated that it will continue to operate under its 2014 pilot program.12

[1]	HB 213, 2019-2020 Reg. Sess. (Ga. 2019).
[2]	Ga. Comp. R. & Regs. C. 40-32.
[3]	GDA, Georgia Hemp Plan (Jan. 2020), http://agr.georgia.gov/hemp/Georgia-Hemp-Plan.pdf.
[4]	USDA, Status of State and Tribal Hemp Production Plans for USDA Approval”, https://www.ams.usda.gov/rules-regulations/hemp/state-and-tribal-plan-review (last updated March 3, 2020).
[5]	GDA, Press Release, Georgia Hemp Processor Permit Application Available (Mar. 2, 2020),

http://agr.georgia.gov/georgia-hemp-processor-permit-application-available.aspx.

[6]	GDA, Press Release, USDA Approves Georgia Hemp Plan; License Application Opens March 23 (Mar. 10, 2020), http://agr.georgia.gov/usda-approves-georgia-hemp-plan-license-application-opens-march-23.aspx
[7]	ME. STAT. tit. 7 § 2231 (2018).
[8]	Id.
[9]	01-001 C.M.R. ch. 274 (2020).
[10]	ME. STAT. tit. 17-a § 1103 (2018) (“It is an affirmative defense to prosecution under this section that the substance trafficked in is hemp.”).
[11]	ME. STAT. tit. 7 § 2231(1) (2018).
[12]

Status of State and Tribal Hemp Production Plans for USDA Approval - Hemp, U.S. DEP’T OF AGRIC., https://www.ams.usda.gov/rules-regulations/hemp/state-and-tribal-plan-review (last updated March 3, 2020).

While the Company does not cultivate or process hemp in Maine, it does take steps to ensure that the Maine-based suppliers with whom it contracts are lawfully licensed in Maine, requires suppliers to represent and warrant their compliance with Maine law and obtains a copy of the applicable hemp license issued to such supplier.

North Carolina: Enacted in 2016, North Carolina’s industrial hemp pilot program permits the commercial production of industrial hemp products under the 2014 Farm Bill framework.13 The state offers two types of cultivation licenses: one for strictly research purposes, and the other for research with intent to market the final product (contemplating the sale of finished hemp products). Permitted research purposes include “promoting research into the development of industrial hemp and commercial markets for North Carolina industrial hemp and hemp products.”14 “Marijuana” is defined in North Carolina’s controlled substances law to exclude “industrial hemp” as defined by state law, but only when the industrial hemp is produced and used in compliance with the state’s program.15 Further, “industrial hemp,” as excluded from the state’s definition of marijuana, is narrowly defined as that which is “cultivated or possessed by a grower licensed by the Commission,” and does not contain the explicit reference to “extracts” that is included in the definition of hemp under the 2018 Farm Bill.16 In addition, processors may register with the North Carolina Industrial Hemp Commission to process industrial hemp.17

Although hemp and CBD products cultivated and processed out-of-state are widely available for purchase and sale in North Carolina, and many interpret the law as permitting the sale of these products, the state’s restrictive statutory definitions of “marijuana” and “industrial hemp” create risk for those engaging in commercial hemp activity outside of the state’s regulated program. North Carolina adopts the FD&C Act by reference and likewise takes the position that products containing CBD may not be sold as food or dietary supplements for humans or animals. Notably, in response to the N.C. Department of Agriculture and Consumer Services’ distribution of warning letters to businesses selling CBD food, drinks, and animal food,18 Joe Reardon, Assistant Commissioner for the N.C. Department of Agriculture and Consumer Services stated that CBD oils, topicals, and tinctures remain permitted if no health claims are made;19 however, it should also be noted that this qualifier is not substantiated by state law and is less restrictive than the FDA’s position. As of March 3, 2020, North Carolina has not submitted a hemp production plan for USDA approval, and has indicated that it will continue to operate under its 2014 pilot program. 20

SugarLeaf Labs, Inc. is a registered processor in good standing with the North Carolina Industrial Hemp Commission. Additionally, the Company takes steps to ensure that the North Carolina-based suppliers with whom it contracts are lawfully licensed in North Carolina, requires suppliers to represent and warrant their compliance with North Carolina law, and obtains a copy of the applicable license issued to such supplier.

South Carolina: South Carolina classifies hemp as an agricultural commodity and exempts THC found in hemp and hemp products from the definition of marijuana under state law.21 South Carolina’s hemp program under the 2014 Farm Bill framework was expanded via passage of the Hemp Farming Act (“HFA”) in March 2019.22 The HFA explicitly provides that its program requirements do “not apply to the possession, handling, transport, or sale of hemp products and extracts, including those containing hemp-derived cannabinoids, including CBD,” and that “nothing in this chapter authorizes any person to violate any federal or state law or regulation.”23 Further, although much of the original industrial hemp program requirements were repealed and replaced by the HFA, all current program participants will remain subject to the laws and regulations in place prior to the passage of the HFA until their licenses expire. As of March 3, 2020, South Carolina’s hemp production plan is under review by the USDA.24

[13]	02 NCAC 62.0101-.0109 (2017).
[14]	N.C. GEN. STAT. § 106-568.55(9) (2018).
[15]	N.C. GEN. STAT. § 90-87(16) (2018).
[16]	N.C. GEN. STAT. § 106-568.51(7) (2018).
[17]	North Carolina Dept. of Agrix. & Consumer Servs., “Industrial Hemp Pilot Program: Registered Processors”, https://www.ncagr.gov/hemp/ProcessorsInfo.htm#
[18]

North Carolina Dept. of Agric. & Consumer Servs., Press Release, Regulators Notify Industry Regarding CBD Product in the Marketplace (February 8, 2019), http://www.ncagr.gov/paffairs/release/2019/RegulatorsnotifyindustryregardingCBDproductsinthemarketplace.htm.

[19]

Jayne Wester, That Trendy CBD Product in Your Smoothie? Adding It Is Illegal, NC Officials Say, CHARLOTTE OBSERVER, (February 15, 2019), https://www.charlotteobserver.com/news/local/crime/article226150860.html (“The idea is that you can let oils and tinctures dissolve under your tongue instead of swallowing them – so they aren’t officially considered food, he said”).

[20]	USDA, “Status of State and Tribal Hemp Production Plans for USDA Approval”, https://www.ams.usda.gov/rules-regulations/hemp/state-and-tribal-plan-review (last updated March 3, 2020).
[21]	S.C. CODE ANN. §§ 46-55-10 (2018).
[22]	HB 3449, 123rd Gen. Assemb., 2019 Reg. Sess. (S.C. 2019).
[23]	Id.
[24]	USDA, “Status of State and Tribal Hemp Production Plans for USDA Approval”, https://www.ams.usda.gov/rules-regulations/hemp/state-and-tribal-plan-review (last updated March 3, 2020).

While the Company does not grow or process hemp in South Carolina, it does take steps to ensure that the South Carolina-based suppliers with whom it contracts are lawfully licensed in South Carolina, requires suppliers to represent and warrant their compliance with South Carolina law, and obtains a copy of the applicable hemp license issued to such supplier.

Tennessee: Tennessee’s industrial hemp pilot program permits the cultivation of hemp under the 2014 Farm Bill framework and does not expressly limit the sale or transfer of such hemp post-harvest.25 Under applicable state regulation, any person may possess, distribute, or store “nonviable industrial hemp or hemp products” if the industrial hemp was grown or processed in compliance with applicable state laws.26 On April 9, 2019, HB 0844 was signed into law directing the state commissioner of agriculture to develop a hemp production plan under the 2018 Farm Bill. As of March 3, 2020, Tennessee’s hemp production plan is pending resubmission to the USDA after the state’s first submission was rejected by the USDA.27

While the Company does not cultivate or process hemp in Tennessee , it does take steps to ensure that the Tennessee-based suppliers with whom it contracts are lawfully licensed in Tennessee, requires suppliers to represent and warrant their compliance with Tennessee law, and obtains a copy of the applicable hemp license issued to such supplier.

FDA Regulation

The FD&C Act is the primary food and drug law in the United States. Among other provisions, the FD&C Act prohibits the movement in interstate commerce of adulterated and misbranded food, drugs, devices and cosmetics. The FDA is charged with protecting the public health by, among other things, ensuring the safety of the country’s food supply, including human and animal foods and dietary supplements.28 As explained below, the FDA has consistently taken the position that it is unlawful to introduce food containing added CBD into interstate commerce, or to market CBD products as, or in, dietary supplements, regardless of whether the substances are hemp-derived, because CBD is an active ingredient in an FDA-approved drug and was the subject of substantial clinical investigations, the existence of which were made public, before it was marketed as a food or dietary supplement. On the date that the 2018 Farm Bill was signed into law, the FDA released a statement from then-Commissioner Scott Gottlieb reaffirming its position that products containing CBD may not be sold as food or dietary supplements, and the FDA has issued similar statements from time to time, including most recently on March 5, 2020. The FDA’s position creates additional barriers to lawfully selling CBD and CBD-based products in the United States. In addition, although the FDA has not taken the position that CBD is prohibited in cosmetics, the agency can take action if it has information that an ingredient or cosmetic product is unsafe to consumers.

Regarding dietary supplements, the FDA’s position is rooted in the Dietary Supplement Health and Education Act (the “DSHEA”), an amendment to the FD&C Act establishing a legal framework governing the composition, safety, labeling, manufacturing and marketing of dietary supplements in the United States. Under DSHEA, dietary ingredients marketed in the United States prior to October 15, 1994 may be used in dietary supplements without notifying the FDA. By contrast, any and all “new” dietary ingredients (i.e., dietary ingredients “not marketed in the United States before October 15, 1994”) must be the subject of a new dietary ingredient notification submitted to the FDA unless the ingredient has been “present in the food supply as an article used for food” and is not “chemically altered.” Any new dietary ingredient notification must provide the FDA with evidence of a “history of use or other evidence of safety” establishing that use of the dietary ingredient “will reasonably be expected to be safe.” Excluded from the DSHEA’s definition of a dietary supplement is: “an article that is approved as a new drug” or “an article authorized for investigation as a new drug… for which substantial clinical investigations have been instituted and for which the existence of such investigations has been made public”, with certain limited exceptions. 29

[25]	TENN. COMP. R. & REGS. 0080-06-28-.01 to -.09 (2018).
[26]	TENN. COMP. R. & REGS. 0080-06-28-.05(1) (2018).
[27]

Status of State and Tribal Hemp Production Plans for USDA Approval - Hemp, U.S. DEP’T OF AGRIC., https://www.ams.usda.gov/rules-regulations/hemp/state-and-tribal-plan-review (last updated March 3, 2020).

[28]	FDA, “What We Do,” https://www.fda.gov/about-fda/what-we-do (last updated Mar. 28, 2018).
[29]	21 U.S.C. § 321(ff)(3)(B).

The FDA has taken the position that CBD is excluded from the dietary supplement definition under DSHEA. As noted above, if a substance (such as CBD) is an active ingredient in a drug product that has been approved as a new drug under the FD&C Act, or has been authorized for investigation as a new drug for which substantial clinical investigations have been instituted and for which the existence of such investigations has been made public, then products containing that substance are excluded from the statutory definition of a dietary supplement. The FDA considers a substance to be “authorized for investigation as a new drug” if it is the subject of an Investigational New Drug application (“IND”) that has gone into effect. There is an exception to the prohibition if the substance was “marketed as” a dietary supplement or a conventional food before the drug was approved or before the new drug investigations were authorized. However, the FDA has stated that it is not aware of any evidence that CBD was marketed in conventional foods or dietary supplements prior to being subject to substantial clinical investigations. Rather, the FDA has concluded that CBD cannot be marketed as a dietary supplement because it has been the subject of substantial clinical investigations as a new drug (known as “IND Preclusion”). More specifically, according to the FDA, substantial clinical investigations for Sativex (which contains delta-9 THC and CBD), sponsored by Greenwich Biosciences, the U.S. subsidiary of London-based GW Pharmaceuticals, were authorized prior to the sales and marketing of CBD as a dietary supplement.30 Therefore, the FDA takes the position that, based on available evidence, CBD is excluded from the dietary supplement definition and cannot be sold or marketed as such.

On July 16, 2019, the FDA issued a consumer update regarding its efforts to address “unanswered questions about the science, safety, and quality of products containing CBD.”31 Specifically, the FDA noted concerns regarding potential liver toxicity, questions about cumulative exposure to CBD over time, the effects of CBD on special populations (e.g., the elderly, children, adolescents, pregnant and lactating women), and the safety of CBD for use in animals including pets. On October 16, 2019, the FDA issued another consumer update cautioning against the use of CBD, THC, and marijuana during pregnancy or while breastfeeding due to the current lack of comprehensive research studying the effects of CBD on the developing fetus, pregnant mother, or breastfed baby.32 On November 25, 2019, the FDA issued another consumer update echoing these and other concerns related to CBD. In addition, in 2019, the FDA published 22 warning letters issued to firms that market products containing CBD, several of which were co-issued by the FTC for violations of the Federal Trade Commission Act based on unsubstantiated advertising.33

Despite the FDA’s position, the Company believes there are differing interpretations among state and federal regulatory agencies, legislators, academics and businesses as to whether cannabinoids, including CBD, were present in the food supply and marketed as such prior to October 15, 1994, and/or whether the inclusion of cannabinoids is otherwise permitted by the FDA as dietary ingredients. For example, while the FDA has focused its enforcement and public statements on CBD products, the Company believes the IND Preclusion does not apply to “full spectrum” or “broad spectrum” hemp extracts which may contain CBD (among other cannabinoids) as a natural or inherent constituent. In its March 5, 2020 public update and report to Congress, the FDA acknowledged that some product developers may be marketing “full spectrum” or “broad spectrum” hemp extracts as foods or dietary supplements, rather than CBD isolates. The FDA did not assert that such products that contain CBD as a natural constituent will conclusively be regulated the same way as products marketed as and containing CBD isolate. However, the FDA indicated that it is considering how such products compare to CBD isolates, which may impact the FDA’s evaluation of the regulatory status and compliance of such products. As a result, the Company believes the distribution and sale of its hemp-based products intended for human consumption may be permissible notwithstanding the FDA’s public statements regarding CBD, because the Company does not market or promote products containing CBD isolates, and rather sells only products containing “full spectrum” or “broad spectrum” hemp. Moreover, the Company believes

[30]

FDA, “FDA Regulation of Cannabis and Cannabis Derived Products: Questions and Answers,” https://www.fda.gov/news-events/public-health-focus/fda-regulation-cannabis-and-cannabis-derived-products-including-cannabidiol-cbd#qandas (last updated Mar. 5, 2020).

[31]	Id.
[32]

U.S. Food and Drug Administration, “What You Should Know About Using Cannabis, Including CBD, When Pregnant or Breastfeeding,” https://www.fda.gov/consumers/consumer-updates/what-you-should-know-about-using-cannabis-including-cbd-when-pregnant-or-breastfeeding.

[33]	See generally https://www.fda.gov/news-events/public-health-focus/warning-letters-and-test-results-cannabidiol-related-products.

that uncertainties regarding such products cannot be resolved without further federal legislation, regulation or a definitive judicial interpretation of existing legislation and rules. A determination that hemp products containing CBD or other cannabinoids were not present in the food supply, marketed prior to October 15, 1994, and/or are not otherwise permissible for use as a dietary ingredient, may have a material adverse effect upon the Company and its business. Moreover, the FDA’s continued and widespread enforcement of the IND Preclusion based on the FDA’s interpretation of the FD&C Act may have a material adverse effect upon the Company and its business.

Notably, the FDA has stated that given the “substantial public interest in marketing and accessing CBD in food, including dietary supplements,” the FDA “is committed to evaluating the regulatory frameworks for non-drug uses, including products marketed as foods and dietary supplements.”34 The FDA has also stated that “[t]he statutory provisions that currently prohibit marketing CBD in these forms also allow the FDA to issue a regulation creating an exception, and some stakeholders have asked that the FDA consider issuing such a regulation to allow for the marketing of CBD in conventional foods or as a dietary supplement, or both.”35 It is unclear whether the FDA will in fact issue such a regulation. In connection with the Further Consolidated Appropriations Act, 2020 (the “FCAA 2020”), Congress included “$2,000,000 for research, policy evaluation, market surveillance, issuance of an enforcement discretion policy, and appropriate regulatory activities with respect to products under the jurisdiction of the FDA which contain CBD and meet the definition of hemp” pursuant to the 2018 Farm Bill. Congress also established an expectation for the FDA to provide, within sixty (60) days of the enactment of the FCAA 2020, “a report regarding the [FDA’s] progress toward obtaining and analyzing data to help determine a policy of enforcement discretion and the process in which CBD meeting the definition of hemp will be evaluated for use in products” and to perform “a sampling study of the current CBD marketplace to determine the extent to which products are mislabeled or adulterated,” and issue a report regarding the same, within 180 days of the enactment of the FCAA 2020.36 On March 5, 2020, the FDA issued the first report to Congress in connection with the FCAA and published a statement to update the public on its work to date on CBD.37,38 This update enumerates the various factors the FDA continues to consider and evaluate in relation to hemp-derived CBD products, and notes the agency has indefinitely re-opened a public docket on products containing cannabis-derived compounds in order to more efficiently collect safety data and other information related to hemp-derived CBD products.39 The report and update both state that the FDA is currently evaluating a risk-based enforcement policy for CBD; however, they made no immediate change to the status quo. The FDA did not provide any specifics as to whether or when it will release an enforcement policy or what such a policy would contain. The agency stated that “[a]ny enforcement policy would need to further the goals of protecting the public and providing more clarity to industry and the public regarding the FDA’s enforcement priorities while we take potential steps to establish a clear regulatory pathway”.40 The update also states that the FDA will continue to take action against unlawful CBD products that pose a risk of harm to the public, including but not limited to products marketed with claims of therapeutic benefits, products marketed with false statements (such as omitted ingredients and incorrect statements about CBD content), products with contaminants (such as heavy metals or high levels of THC), and products marketed to vulnerable populations (such as children and infants) or that otherwise put the public at risk.

The Company believes it is in compliance with applicable law and has not received any citations or notices of violation which may have an impact on the Company’s business activities or operations.

[34]

Amy Abernathy, M.D., Ph.D., et al., “FDA is Committed to Sound, Science-based Policy on CBD,” fda.gov, https://www.fda.gov/news-events/fda-voices-perspectives-fda-leadership-and-experts/fda-committed-sound-science-based-policy-cbd.

[35]	Id.
[36]	Joint Explanatory Statement, FCAA 2002, https://www.appropriations.senate.gov/imo/media/doc/HR%201865%20-%20SOM%20FY20.pdf.
[37]	“Report to the U.S. House Committee on Appropriations and the U.S. Senate Committee on Appropriations, Cannabidiol (CBD) Report in Response to Further Consolidated Appropriations Act, 2020” (2020).
[38]

FDA, “FDA Advances Work Related to Cannabidiol Products with Focus on Protecting Public Health, Providing Market Clarity,” https://www.fda.gov/news-events/press-announcements/fda-advances-work-related-cannabidiol-products-focus-protecting-public-health-providing-market (Mar. 5, 2020).

[39]	Id.
[40]	Id.

Future Uncertainty of Legal Status

A number of considerations and uncertainties regarding the cultivation, sourcing, production and distribution of hemp and hemp-derived products remain. Applicable laws and regulations remain subject to change, as differing interpretations among federal, state and local regulatory agencies, law enforcement, legislators, academics and businesses regarding the treatment and legal status of certain hemp products and hemp derivatives and extracts abound. As noted above, these uncertainties are unlikely to be resolved absent further federal legislation, regulation or a definitive judicial interpretation of existing legislation and rules.

The Company’s Regulatory Compliance Activities

The Company’s senior management team regularly monitors the development of applicable federal, state, and local laws in the United States and the Company engages legal counsel to ensure it is operating in compliance with all applicable U.S. laws and permits. These compliance-related activities include, when and as applicable:

•	ensuring all raw materials are sourced in compliance with the 2014 Farm Bill and/or the 2018 Farm Bill, as well as applicable state and local laws;

•	evaluating supply chain partners for quality standards;

•	setting and maintaining quality standards through raw material specifications;

•	employing qualified quality assurance personnel; and

•	ensuring processing activities performed in North Carolina comply with all applicable laws regulations.

RISK FACTORS

An investment in our Common Shares is speculative and involves a high degree of risk. In addition to the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, you should carefully consider the risks and uncertainties described under the heading “Risk Factors” in the accompanying prospectus, together with all of the other information contained in this prospectus supplement and the accompanying prospectus, before purchasing our Common Shares. The occurrence of any of these risks could have a material adverse effect on our business, financial condition, results of operations and future prospects. In these circumstances, the market price of our Common Shares could decline, and you may lose all or part of your investment. These risks are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition and results of operations. Investors should also refer to the other information set forth or incorporated by reference in this prospectus supplement and the accompanying prospectus, including our consolidated financial statements and related notes. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors. See the section titled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to the Offering

The Company and the Common Shares should be considered a speculative investment due to the high-risk nature of the Company’s business, and investors should carefully consider all of the information disclosed in this prospectus supplement, the base shelf prospectus and the documents incorporated herein and therein prior to making an investment in the Company. In addition, the following risk factors should be given special consideration when evaluating an investment in the Common Shares.

Return on securities not guaranteed

There is no guarantee that the Common Shares will earn any positive return in the short term or long term. Investing in the Common Shares is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Investing in the Common Shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Discretion in the use of proceeds

Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company from the sale of the Common Shares under this prospectus supplement and may spend such proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the Common Shares.

Dilution

The Company may sell additional Common Shares or other securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other securities to finance future acquisitions (including pursuant to this offering). The Company cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of the Company’s stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares on the TSX and on NASDAQ may decrease due to the additional amount of Common Shares available in the market.

Volatile market price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets have periodically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

Liquidity

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX and NASDAQ or achieve listing on any other public stock exchange. There can be no assurance that an active and liquid market for the Common Shares will be maintained and an investor may find it difficult to resell Common Shares.

Canadian Regulatory Risks

The adult use cannabis industry and regulations governing the industry are still developing

Cannabis for adult use only became legal in Canada in late 2018. As a result, the industry and the regulations governing the industry are rapidly developing. If they develop in ways that differ from the Company’s expectations, the business and results of operations may be adversely impacted.

In addition, regulations are continuing to be developed for different aspects of the adult-use cannabis industry in Canada. On October 17, 2019, amendments to the Cannabis Regulations came into force which introduced a regulatory regime for three new classes of cannabis products: edibles containing cannabis, topicals containing cannabis and cannabis extracts. The regulations and market for such products and adult recreational-use cannabis generally may not develop, or may not develop as the Company expects or on the timeline that is expected, which could have a material adverse effect on the Company’s business and results of operations.

Further, certain jurisdictions have announced that not all classes will be immediately available for sale. Quebec and Newfoundland & Labrador have announced that vaping products will not be immediately available for sale. Quebec has also introduced restrictions on the sale of most categories of edible products. Such restrictions or new restrictions in other jurisdictions may have an adverse impact on the Company’s business and operations.

Continued development of provincial and territorial regulatory frameworks

While the Cannabis Act provides for the regulation of the commercial production of cannabis for adult recreational use and related matters by the federal government, the Cannabis Act and includes provisions stipulating that the provinces and territories of Canada have authority to regulate other aspects of adult recreational use cannabis, such as retail sale and distribution, minimum age requirements above that in place under the Cannabis Act, places where cannabis can be consumed, and a range of other matters.

The governments of every Canadian province and territory have implemented regulatory regimes for the distribution, sale and consumption of cannabis for adult recreational use within those jurisdictions. However, these frameworks continue to change and evolve since the legalization of adult use cannabis. For example, in Quebec, more restrictive regulations regarding consumption and minimum age have been enacted, and in other provinces changes to licensing and retail are being contemplated. Such changes may adversely impact the Company’s business and operations. Further, there is no guarantee that the current provincial and territorial regulatory regimes will remain in place or unchanged. There is no assurance that the Company will be able to comply or continue to comply with applicable existing and new regulations.

Impact of the illicit supply of cannabis

In addition to competition from licensed producers and those able to produce cannabis legally without a license, the Company also faces competition from unlicensed and unregulated market participants, including illegal dispensaries and black market suppliers selling cannabis and cannabis-based products in Canada.

Despite the legalization of medical and adult recreational-use cannabis in Canada, black market operations remain and are a substantial competitor to our business. In addition, illegal dispensaries and black market participants may be able to (i) offer products with higher concentrations of active ingredients that are either expressly prohibited or impracticable to produce under current Canadian regulations, and (ii) use delivery methods that the Company is currently prohibited from offering to individuals in Canada, (iii) use marketing and branding strategies that are restricted under the Cannabis Act and Cannabis Regulations, and (iv) make claims not permissible under the Cannabis Act and other regulatory regimes. As these illicit market participants do not comply with the regulations governing the medical and adult-use cannabis industry in Canada, their operations may also have significantly lower costs.

As a result of the competition presented by the black market for cannabis, any unwillingness by consumers currently utilizing these unlicensed distribution channels to begin purchasing from licensed producers for any reason or any inability or unwillingness of law enforcement authorities to enforce laws prohibiting the unlicensed cultivation and sale of cannabis and cannabis-based products could (i) result in the perpetuation of the black market for cannabis, (ii) adversely affect our market share and (iii) adversely impact the public perception of cannabis use and licensed cannabis producers and dealers, all of which would have a materially adverse effect on our business, operations and financial condition.

U.S. Regulatory Risks

The 2018 Farm Bill

The 2018 Farm Bill was signed into law on December 20, 2018. The 2018 Farm Bill removed hemp from the CSA and established a federal regulatory framework for hemp production in the United States. Among other provisions, the 2018 Farm Bill: (a) explicitly amends the CSA to exclude all parts of the cannabis plant (including its cannabinoids, derivatives, and extracts) containing a delta-9 THC concentration of not more than 0.3% on a dry weight basis from the CSA’s definition of “marihuana”; (b) permits the commercial production and sale of hemp; (c) precludes states, territories, and Indian tribes from prohibiting the interstate transport of lawfully-produced hemp through their borders; and (d) establishes the USDA as the primary federal agency regulating the cultivation of hemp in the United States, while allowing states, territories, and Indian tribes to obtain (or retain) primary regulatory authority over hemp activities within their borders after receiving approval of their proposed hemp production plan from the USDA. Any such plan submitted by a state, territory, or Indian tribe to the USDA must meet or exceed minimum federal standards and receive USDA approval. Any state, territory, or Indian tribe that does not submit a plan to the USDA, or whose plan is not approved by the USDA, will be regulated by the USDA; provided that, states retain the ability to prohibit hemp production within their borders.

Marijuana continues to be classified as a Schedule I substance under the CSA. As a result, any cannabinoids (including CBD) derived from marijuana, as opposed to hemp, or any products derived from hemp containing in excess of 0.3% THC on a dry-weight basis, remain Schedule I substances under U.S. federal law. Cannabinoids derived from hemp are indistinguishable from those derived from marijuana, and confusion surrounding the nature of our products, inconsistent interpretations of the definition of “hemp”, inaccurate or incomplete testing, farming practices and law enforcement vigilance or lack of education could result in our products being intercepted by federal and state law enforcement as marijuana and could interrupt and/or have a material adverse impact on the Company’s business. The Company could be required to undertake processes that could delay shipments, impede sales or result in seizures, proper or improper, that would be costly to rectify or remove and which could have a material adverse effect on the business, prospects, results of operations or financial condition of the Company. If the Company mistakes in processing or labeling and THC in excess of 0.3% on a dry-weight basis was found in our products, the Company could be subject to enforcement and prosecution under local, state, and federal laws which would have a negative impact on the Company’s business and operations.

Notwithstanding the passage of the 2018 Farm Bill and the publication of the USDA’s IFR, the 2014 Farm Bill will remain in effect through October 31, 2020. Accordingly, unless otherwise indicated in the applicable state plan approved by the USDA, a cultivator authorized to cultivate industrial hemp pursuant to the 2014 Farm Bill may continue to do so through October 31, 2020. Under both the 2014 Farm Bill and the 2018 Farm Bill, states have authority to adopt their own regulatory regimes, and as such, regulations will likely continue to vary on a state-by-state basis. States take varying approaches to regulating the production and sale of hemp and hemp-derived products under the 2014 Farm Bill and state food and drug laws. The variance in state law and that state laws governing hemp production are rapidly changing may increase the chance of unfavorable law enforcement interpretation of the legality of Company’s operations. Further, such variance in state laws that may frequently change increases the Company’s compliance costs and risk of error.

While some states explicitly authorize and regulate the production and sale of hemp products or otherwise provide legal protection for authorized individuals to engage in commercial hemp activities, other states maintain outdated drug laws that do not distinguish between marijuana, hemp and/or hemp-derived CBD, resulting in hemp being classified as a controlled substance under state law. In these states, sale of CBD, notwithstanding origin, is either restricted to state medical or adult-use marijuana program licensees or remains otherwise unlawful under state criminal laws. Variance in hemp regulation across jurisdictions is likely to persist. This patchwork of state laws may, for the foreseeable future, materially impact the Company’s business and financial condition, limit the accessibility of certain state markets, cause confusion amongst regulators, and increase legal and compliance costs.

Risk of Unfavorable Interpretations of Law Governing Hemp Processing Activities

There are no express protections in the United States under applicable federal or state law for possessing or processing hemp biomass derived from lawful hemp not exceeding 0.3% THC on a dry weight basis and intended for use in finished product, but that may temporarily exceed 0.3% THC during the interim processing stages. While it is a common occurrence for hemp biomass to have variance in THC content during interim processing stages after cultivation but prior to use in finished products, there is risk that state or federal regulators or law enforcement could take the position that such hemp biomass is a Schedule I controlled substance in violation of the CSA and similar state laws. Further, there is a risk that North Carolina state regulators and/or law enforcement may interpret provisions of North Carolina law prohibiting unlawful marijuana activity to apply to in-process hemp at our SugarLeaf facility so that such activity is considered unlawful under state law.

In the event that the Company’s operations are deemed to violate any laws or if we are deemed to be assisting others to violate a state or federal law, the Company could be subject to enforcement actions and penalties, and any resulting liability could cause the Company to modify or cease its operations.

Regulatory Compliance Requirements and the FDA’s Position on CBD and Other Cannabinoids as Food or Dietary Ingredients

The production, labeling and distribution of the Company’s products are regulated by various federal, state and local laws and agencies. These laws and regulations change frequently and may restrict the sale of the Company’s products in certain states or entirely. In addition, governmental authorities may commence regulatory or legal proceedings, which could restrict the permissible scope of the Company’s product claims or the Company’s ability to sell its products in the future. The shifting compliance environment and the need to build and maintain robust systems to comply with different regulations in multiple jurisdictions increases the possibility that the Company may violate one or more of the requirements. If the Company’s operations are found to be in violation of any such laws or any other governmental regulations, the Company may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, or the curtailment or restructuring of the Company’s operations, any of which could adversely affect the Company’s business and financial results.

The 2018 Farm Bill expressly preserves the FDA’s authority to regulate certain products containing cannabis or cannabis-derived compounds under the FD&C Act. Certain provisions of the FD&C Act preclude a substance from being added to a food and prohibit a substance from being marketed as a dietary supplement or dietary ingredient if such substance has been approved by the FDA as a new drug, or if such substance has an authorized IND under which substantial clinical investigations have been instituted and the existence of such investigations has been made public. Because CBD is the subject of public drug trials and is in an FDA-approved drug, the FDA takes the position that it is unlawful under the FD&C Act to introduce food containing added CBD into interstate commerce, or to market CBD as, or in, dietary supplements, regardless of whether the substances are hemp-derived. Additionally, the FDA requires any product (including hemp-derived products) intended for use as a drug, to be subject to certain safety standards and approved by the FDA for its intended use before it may be introduced into interstate commerce.

To date, the FDA has been clear in its position, and has consistently repeated its position, through public statements and enforcement. The FDA has enforced its position through warning letters to companies marketing CBD products as dietary supplements, particularly where such marketing includes health and/or medical claims that establish CBD products are intended for use as drugs. State regulatory agencies have enforced similar policies through warning letters, seizures, and, in some cases, more serious legal action. Failure to comply with the FD&C Act and applicable state law may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions. Further, the Company’s advertising is subject to regulation by both the FTC under the Federal Trade Commission Act and the FDA under the FD&C Act and its regulations, and the FTC has taken its own action against companies marketing CBD products with unsubstantiated claims.

While the FDA has focused its enforcement and public statements on CBD products, in its March 5, 2020 public update and report to Congress it acknowledged that some product developers may be marketing “full spectrum” or “broad spectrum” hemp extracts as foods or dietary supplements, rather than CBD isolates. The FDA did not assert that such products that contain CBD as a natural constituent will conclusively be regulated the same way as products marketed as and containing CBD isolate. However, the FDA indicated that it is considering how such products compare to CBD isolates, which may impact the FDA’s evaluation of the regulatory status and compliance of such products. The Company’s hemp-derived products are produced from “full spectrum” or “broad spectrum” hemp extracts, and not from CBD isolate, and the Company therefore believes that its products are not precluded from marketing at this time. Any determination by a court or federal agency that hemp-derived materials that incidentally include CBD as a natural constituent of the hemp-derived product is not permissible for use as a dietary ingredient, or is an adulterant, would have a materially adverse effect upon the Company and its business. At any point, enforcement strategies of a given agency can change and may result in increased enforcement efforts, which would materially impact the Company’s business. Additionally, some states also permit advertising and labeling laws to be enforced by their attorney general, who may seek relief for consumers, class action certifications, class-wide damages and product recalls of products sold by the Company. Private lawsuits may also seek relief for individual (or a class of) consumers, including class-wide damages and product recalls of products sold by the Company. Any actions against the Company by governmental authorities or private litigants could have a material adverse effect on the Company’s business, financial condition and operations.

International Regulatory Risks

If the Company intends to expand internationally or engage in the international sale of hemp-derived products, it will become subject to the laws and regulations of the foreign jurisdictions in which it operates, or in which it imports or exports products or materials, including, but not limited to, customs regulations in the importing and exporting countries. The laws governing hemp and hemp-derived cannabinoids differ in various jurisdictions and are subject to change. Under the 1961 United Nation Single Convention, all extracts of the cannabis plant are considered Schedule I substances.

The varying laws and rapidly changing regulations may impact the Company’s operations, including, but not limited to, the Company’s ability to ensure compliance. In addition, the Company may avail itself of proposed legislative changes in certain jurisdictions to expand its product portfolio, which expansion may include business and regulatory compliance risks as yet undetermined. Failure by the Company to comply with the evolving regulatory framework in any jurisdiction could have a material adverse effect on the Company’s business, financial condition and results of operations.

Reliance Upon International Advisors and Consultants

The legal and regulatory requirements and local business culture and practices in the foreign countries in which the Company may expand are different from those in which it currently operates. The Company’s officers and directors will be required to rely, to a great extent, on local legal counsel and consultants in order to keep abreast of material legal, regulatory and governmental developments as they pertain to, and affect the Company’s business operations, and to assist with governmental relations. The Company must rely, to some extent, on those members of management and the board of directors who have previous experience working and conducting business in these countries, if any, in order to enhance the Company’s understanding of, and appreciation for, the local business culture and practices. The Company will be required to also rely on the advice of local experts and professionals in connection with current and new regulations that develop in respect of the cultivation and sale of cannabis as well as in respect of banking, financing, labour, litigation and tax matters in these jurisdictions. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond the Company’s control. The impact of any such changes may adversely affect the Company’s business.

Foreign Currency Risk

The Company is commencing operations in foreign jurisdictions. As a result, the Company is exposed to foreign currency risk related to cash and cash equivalents, accounts receivable and accounts payable that are denominated in a foreign currency.

Regulatory Approval and Permits

The Company is required to obtain and maintain certain federal and state permits, licenses and approvals in the jurisdictions where its products are manufactured and/or sold. There can be no assurance that the Company will be able to obtain or maintain necessary licenses, permits or approvals. Any material delay or inability to receive these items is likely to delay and/or inhibit the Company’s ability to conduct its business, and would have an adverse effect on its business, financial condition and results of operations.

Risks Related to Our Business

Negative Cash Flows from Operating Activities

Despite the Company’s positive cash and cash equivalents position of $20.8 million as at December 31, 2019, the Company reported negative cash flow from operating activities of $8.2 million and $15.5 million for the year ended March 31, 2019 and for the nine-month period ended December 31, 2019, respectively, and has historically, generally reported negative cash flow from operating activities. The Company may also continue to have negative cash flow from operating activities until sufficient levels of sales are achieved. Although the Company anticipates that it will have positive cash flow from operating activities in future periods, it cannot guarantee that such future positive cash flow from operating activities will be obtained.

The Company may also be unable to obtain future borrowings in an amount sufficient to enable it to pay debt or to fund other liquidity needs. If sufficient liquidity is not obtained, the Company may need to refinance or restructure all or a portion of its debt on or before maturity, sell assets or borrow more money or issue equity, which may not be possible on terms satisfactory to the Company, or at all. In addition, any refinancing could be at higher interest rates and may require the Company to comply with more onerous covenants which could further restrict its business operations. If the Company continues to report negative cash flows from operating activities, or any failure to obtain any required additional financing on favourable terms, or at all, such events could have a material adverse effect on the business, financial condition and results of operation of the Company.

Limited Operating History

The Company is new to the cannabis industry and, as a result, it has a limited operating history upon which its business and future prospects may be evaluated. The Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that it will not achieve its operating goals. In order for the Company to meet future operating and debt service requirements, it will need to be successful in its expansion, marketing and sales efforts. Additionally, where the Company experiences increased sales, the Company’s current operational infrastructure may require changes to scale the Company’s business efficiently and effectively to keep pace with demand, and achieve long-term profitability. If the Company’s products and services are not accepted by new clients, the Company’s operating results may be materially and adversely affected.

Realization of Growth Targets Including Expansion of Facilities and Operations

The Company is currently in the early development stage. The Company’s growth strategy contemplates, among other things maintaining and expanding its current facilities located in Sherbrooke, Quebec, Canada and Conover, North Carolina, United States of America. There is a risk that these additional resources to finance these objectives will not be achieved on time, on budget, or at all, as they can be adversely affected by a variety of factors, including some that are discussed elsewhere in these risk factors and the following: (a) delays in obtaining, or conditions imposed by, regulatory approvals; (b) plant design errors; (c) environmental pollution; (d) non-performance by third party contractors; (e) increases in materials or labour costs; (f) construction performance falling below expected levels of output or efficiency; (g) breakdown, aging or failure of equipment or processes; (h) contractor or operator errors; (i) labour disputes, disruptions or declines in productivity; (j) inability to attract sufficient numbers of qualified workers; (k) disruption in the supply of energy and utilities; and (l) major incidents and/or catastrophic events such as fires, floods, droughts, explosions, earthquakes or storms. As a result, there is a risk that the Company may not have product or sufficient product available for shipment to meet the anticipated demand or to meet future demand when it arises.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Access to Capital

In executing its business plan, the Company makes, and will continue to make, substantial investments and other expenditures related to acquisitions, research and development and marketing initiatives. Since its incorporation, the Company has financed these expenditures through offerings of its equity securities and debt financing. The Company will have further capital requirements and other expenditures as it proceeds to expand its business or take advantage of opportunities for acquisitions or other business opportunities that may be presented to it. The Company may incur major unanticipated liabilities or expenses. The Company can provide no assurance that it will be able to generate sufficient free cash flow or obtain financing to meet its growth needs.

Estimates or Judgments Relating to Critical Accounting Policies

The preparation of financial statements in conformity with International Financial Reporting Standards, or IFRS, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, as provided in the notes accompanying its financial statements, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. The Company’s operating results may be adversely affected if the assumptions change or if actual circumstances differ from those in the assumptions, which could cause the Company’s operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the share price of the Company. Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following: assessing the recognition of contingent liabilities, which requires judgment in evaluating whether there is a probable outflow of economic benefits that will be required to settle matters subject to litigation, assessing if performance criteria on options and DSU will be achieved in measuring the stock-based compensation expense, assessing the fair value of services rendered in exchange of warrants, assessing the recognition period to be used in recording stock-based compensation that is based on market and non-market conditions, as well as bonuses that are based on achievement of market capitalization targets, and assessing the criteria for recognition of tax assets. Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following: estimating the recoverable amount of non-financial assets, estimating the fair value of bonus and options that are based on market and non-market conditions, estimating the fair value of the identifiable assets acquired, liabilities assumed and consideration transferred of the acquired business, including the related contingent consideration, and estimating the litigation provision as it depends upon the outcome of proceedings

Tax Risks

The Company will operate and will be subject to income tax and other forms of taxation (which are not based upon income) in multiple tax jurisdictions. Taxation laws and rates which determine taxation expenses may vary significantly in different jurisdictions, and legislation governing taxation laws and rates is also subject to change. Therefore, the Company’s earnings may be impacted by changes in the proportion of earnings taxed in different jurisdictions, changes in taxation rates, changes in estimates of liabilities and changes in the amount of other forms of taxation. The Company may have exposure to greater than anticipated tax liabilities or expenses. The Company will be subject to income taxes and non- income taxes in a variety of jurisdictions and its tax structure is subject to review by both domestic and foreign taxation authorities and the determination of the Company’s provision for income taxes and other tax liabilities will require significant judgment.

Industry Competition

The cannabinoid and hemp oil industry markets are rapidly evolving and competitive. In particular, the Company faces strong competition from both existing and emerging companies, including pharmaceutical, marijuana, and natural products companies, that offer similar products. Some of its current and potential competitors may have longer operating histories, sophisticated practices, greater financial, marketing and other resources and larger customer bases than the Company has. Given the competition and rapid changes affecting the global, national, and regional economies generally and the hemp and cannabinoid industry specifically, the Company may not be able to create or maintain a competitive advantage in the marketplace. The Company’s success will depend on its ability to keep pace with any changes in such markets, especially in light of legal and regulatory changes, its ability to ensure compliance, and its responsiveness to changes in economic factors and market conditions. Any failure by the Company to anticipate or respond adequately to such changes could have a material adverse effect on its financial condition, operating results, liquidity, cash flow and operational performance.

Our Business Depends on the Strength of our Brands

Our brand names, including Forest RemediesTM and Ocean RemediesTM, and our image are integral to the growth of our business and to the implementation of our strategies for expanding our business. Maintaining and enhancing our brands may require us to make substantial investments in areas such as research and development, marketing, e-commerce and customer service operations, and these investments may not be successful.

We anticipate that as we expand our business into new markets and new product categories maintaining and enhancing our brands may become difficult and expensive. Our brands may also be adversely affected if our public image or reputation is tarnished by negative publicity, including negative social media campaigns or poor reviews of our products or customer experiences. In addition, ineffective marketing, product diversion to unauthorized distribution channels, product defects, unfair labor practices, and failure to protect our intellectual property rights are some of the potential threats to the strength of our brands, and those and other factors could rapidly and severely diminish consumer confidence in us. Maintaining and enhancing our brand will depend largely on our ability to be a leader in our industry and to offer a range of high-quality products, which we may not execute successfully. Failure to enhance or maintain the strength of our brands could have a material adverse effect on our business, financial condition, and results of operations.

Dependence on Supply of Cannabis and Other Key Inputs

The Company does not cultivate cannabis or supply itself with cannabis leaves, flowers and trim. Currently, the Company acquires cannabis from third parties in amounts sufficient to operate its extraction business. The Company’s business is also dependent on a number of non-cannabis related key inputs, including skilled labour, equipment, parts, solvents and other supplies, as well as electricity, water and other local utilities.

However, there can be no assurance that there will continue to be a supply of cannabis or other inputs available for the Company to purchase in order to operate or expand its oil extraction business. Additionally, the price of cannabis and other inputs may rise which would increase the Company’s cost of goods. If the Company were unable to acquire the cannabis or other inputs required to operate or expand its oil extraction business or to do so on favorable terms, it could have a material adverse impact on the Company’s business, financial condition and results of operations.

If any of the Company’s key suppliers fails to provide inputs meeting the Company’s quality standards, it may need to source cannabis, equipment or other inputs from other suppliers, which may result in additional costs and delay in the delivery of its products and services to its clients. There is no assurance that the Company’s suppliers will be able to supply and deliver the required materials to the Company in a timely manner or that the materials they supply to the Company will not be defective or substandard. Any delay in the delivery of materials, or any defect in the materials, supplied to the Company may materially and adversely affect or delay its production schedule and affect its product quality. If the Company cannot secure materials of similar quality and at reasonable prices from alternative suppliers in a timely manner, or at all, the Company may not be able to deliver its products to its clients on time with required quality. The Company’s suppliers, service providers and distributors may elect, at any time, to breach or otherwise cease to participate in supply, service or distribution agreements, or other relationships, upon which the Company’s operations rely. Loss of its suppliers, service providers or distributors would have a material adverse effect on the Company’s business and operational results.

Launching New Products

We expect to invest significant time and resources in research and development to improve and expand our product offerings. Launching new products can involve a significant investment in advertising and public relations campaigns. There are also certain risks involved in launching new products, including increased costs in the near term associated with the introduction of new product lines including training of our employees, development delays, failure of new products to achieve anticipated levels of market acceptance, the possibility of increased competition with our current products, and unrecovered costs associated with failed product or service introductions. Implementation of these plans may also divert management’s attention from other aspects of our business and place a strain on management, operational and financial resources, as well as our information systems. Launching new products or updating existing products may also leave us with obsolete inventory that we may not be able to sell or we may sell at significantly discounted prices. Additionally, launching new products requires substantial investments in research and development. Investments in research and development are inherently speculative and require substantial capital and other expenditures. Unforeseen obstacles and challenges that we encounter in the research and development process could result in delays or the abandonment of plans to launch new products and may substantially increase development costs. We may not be successful in executing our growth strategy related to launching new products, and even if we successfully execute our strategy, we may not be able to achieve profitability. Failure to successfully launch new products could have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to Third-Party Service Providers

Some of the Company’s operations rely on the Company’s third-party service providers to host and deliver products, services, and data. Any interruptions, delays, or disruptions in and to the delivery of such products, services, security or data, including without limitation any privacy breaches or failures in data collection, could expose the Company to liability and harm the Company’s business and reputation. The Company also faces risks related to the transportation of hemp and hemp-derived products and its reliance on third-party transportation services. These risks include, but are not limited to, risks resulting from the continually evolving federal and state regulatory environment governing hemp production, inconsistencies in approaches taken by various jurisdictions and law enforcement to THC testing, security, and transportation generally. The Company faces risk that third party processors, transporters, or other service providers engage in activity in violation of state or federal controlled substances or other laws that may expose the Company to criminal or civil liability and harm the Company’s business and reputation.

Environmental, Health, and Safety Laws

The Company is subject to environmental, health and safety laws and regulations in each jurisdiction in which the Company operates. Such regulations govern, among other things, emissions of pollutants into the air, wastewater discharges, waste disposal, the investigation and remediation of soil and groundwater contamination, and the health and safety of the Company’s employees. For example, the Company’s products and the raw materials used in its production processes are subject to numerous environmental laws and regulations. The Company may be required to obtain environmental permits from governmental authorities for certain of its current or proposed operations. The Company may not have been, nor may it be able to be at all times, in full compliance with such laws, regulations and permits. If the Company violates or fails to comply with these laws, regulations or permits, the Company could be fined or otherwise sanctioned by regulators.

As with other companies engaged in similar activities or that own or operate real property, the Company faces inherent risks of environmental liability at its current and historical production sites. Certain environmental laws impose strict and, in certain circumstances, joint and several liability on current or previous owners or operators of real property for the cost of the investigation, removal or remediation of hazardous substances, as well as liability for related damages to natural resources. In addition, the Company may discover new facts or conditions that change its expectations or be faced with changes in environmental laws or their enforcement that would increase its liabilities. Furthermore, the costs of complying with current and future environmental and health and safety laws, or the Company’s liabilities arising from past or future releases of, or exposure to, regulated materials, may have a material adverse effect on the Company’s business, financial condition and results of operations.

Domestic Supply Risk

The Company’s business relies on full compliance under applicable laws and regulations relating to the sale of its products across Canada, the United States and internationally. The regulation of third-party suppliers may have a significant impact on the Company’s business. Any enforcement activity or any additional uncertainties, including, but not limited to, changes in law which may arise in the future, could cause substantial interruption or cessation of the Company’s business, including adverse impacts to the Company’s supply chain and distribution channels, and other civil and/or criminal penalties at the federal level.

Supply and price fluctuations

There has been a shortfall in supply in the Canadian adult recreational use cannabis market since legalization. In response to the initial surge in demand for cannabis as a result of the legalization of adult recreational cannabis use in Canada, licensed producers, and others licensed to produce cannabis under the Cannabis Act, may not be able to produce enough cannabis to meet adult recreational use demand. This may result in lower than expected sales and revenues and increased competition for sales and sources of supply. In the future, cannabis producers in Canada may produce more cannabis than is needed to satisfy the collective demand of the Canadian adult recreational use and medical markets, and, although the Cannabis Act provides for the issuance of permits for export of cannabis for medical or scientific purposes, they may be unable to obtain such permits or export that oversupply into other markets where cannabis use is fully legal under all federal and state or provincial laws. As a result, the available supply of cannabis could exceed demand, resulting in a significant decline in the market price for cannabis. If such supply or price fluctuations were to occur, the Company’s revenue and profitability may fluctuate materially and its business, financial condition, results of operations and prospects may be adversely affected.

In addition, demand for cannabis and cannabis products is dependent on a number of social, political and economic factors that are beyond the Company’s control, including the novelty of legalization, which may wear off. A material decline in the economic conditions affecting consumers can cause a reduction in disposable income for the average consumer, change consumption patterns and result in a reduction in spending on cannabis products or a switch to other products obtained through illicit channels. There can be no assurance that market demand for cannabis will continue to be sufficient to support the Company’s current or future production levels or that the Company will be able to generate sufficient revenue to be profitable.

Product Viability and Unknown Effects

If the products the Company sells are not perceived to have the effects intended by the end user, its business may suffer. Many of the Company’s products contain innovative ingredients or combinations of ingredients. There is little long-term data with respect to efficacy, unknown side effects and/or interaction with individual human biochemistry. As a result, the products could have certain side effects if not taken as directed or if taken by an end user that has certain known or unknown medical conditions.

Positive Test for THC or Banned Substances

Hemp-derived CBD products are made from cannabis, which contains THC. As a result, certain hemp-derived CBD products contain low levels of THC. THC is considered an illegal controlled substance in many jurisdictions. Moreover, the regulatory framework regarding legal amounts of consumed THC is evolving. Whether or not ingestion of THC (at low levels or otherwise) is permitted in a particular jurisdiction, there may be adverse consequences to end users who test positive for trace amounts of THC attributed to use of hemp-derived CBD products. In addition, certain metabolic processes in the body may cause certain molecules to convert to other molecules which may negatively affect the results of drug tests. Positive tests may adversely affect the end user’s reputation, ability to obtain or retain employment and participation in certain athletic or other activities. A claim or regulatory action against the Company based on such positive test results would adversely affect its reputation and would have a material adverse effect on its business and operational results.

Insurance and Uninsured Risks

The Company has insurance to protect its assets, operations and employees. While the Company believes its insurance coverage addresses all material risks to which it is exposed and is adequate and customary in its current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which it is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Company’s liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if it were to incur such liability at a time when it is not able to obtain liability insurance, its business, results of operations and financial condition could be materially adversely affected.

Unfavorable Publicity or Consumer Perception

The Company believes the hemp and cannabinoid industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the hemp products produced. Consumer perception of the Company’s products may be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of hemp products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the hemp and cannabinoid market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and cash flows of the Company. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company’s products, and the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or the Company’s products specifically, or associating the consumption of hemp-derived cannabinoids with illness or other negative effects or events, could have a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed.

Product Liability

The Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation (including but not limited to class action lawsuits) if its products are alleged to have caused significant loss or injury. In addition, the sale of the Company’s products would involve the risk of injury to consumers due to tampering by unauthorized third-parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Company’s products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the Company’s products caused injury or illness or death, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, adversely affect the Company’s reputation with its clients and consumers generally, and have a material adverse effect on the business, results of operations and financial condition of the Company. There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company’s potential products. Additionally, some U.S. states also permit advertising and labeling laws to be enforced by state attorney generals, who may seek relief for consumers, class action certifications, class wide damages and product recalls of products sold by the Company. Private lawsuits may also seek relief for individual (or a class of) consumers, including class-wide damages and product recalls of products sold by the Company. Any actions against the Company by governmental authorities or private litigants could have a material adverse effect on the Company’s business, financial condition and results of operations.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the Company’s products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Company’s significant brands were subject to recall, the image of that brand and the

Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company’s products and could have a material adverse effect on the results of operations and financial condition of the Company. Product recalls may also lead to increased scrutiny of the Company’s operations by the FDA, or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Retention and Acquisition of Skilled Personnel

The loss of any member of the Company’s management team could have a material adverse effect on its business and results of operations. In addition, an inability to hire, or the increased costs of new personnel, including members of executive management, could have a material adverse effect on the Company’s business and operating results. At present and for the near future, the Company will depend upon a relatively small number of employees to develop, market, sell and support its products and services. The expansion of marketing and sales of its products will require the Company to find, hire and retain additional capable employees who can understand, explain, market and sell its products and services. There is intense competition for capable personnel in all of these areas and the Company may not be successful in attracting, training, integrating, motivating, or retaining new personnel, vendors, or subcontractors for these required functions. New employees often require significant training and, in many cases, take significant time before they achieve full productivity. As a result, the Company may incur significant costs to attract and retain employees, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards, and may lose new employees to its competitors or other companies before it realizes the benefit of its investment in recruiting and training them. In addition, as the Company moves into new jurisdictions, it will need to attract and recruit skilled employees in those areas.

Difficulty to Forecast

The Company must rely largely on its own market research to forecast costs and sales as detailed forecasts are not generally obtainable from other sources at this early stage of the Canadian and global cannabis industries. A failure in the supply of its inventory or the demand for its products to materialize as a result of competition, regulatory or technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

Inability to Sustain Pricing Models

Significant price fluctuations or shortages in the cost of materials may increase the Company’s cost of goods sold and cause its results of operations and financial condition to suffer. If the Company is unable to secure materials at a reasonable price, it may have to alter or discontinue selling some of its equipment or attempt to pass along the cost to its clients, any of which could adversely affect its results of operations and financial condition.

Newly Established Legal Regime

The Company’s business activities will rely on newly established and/or developing laws and regulations in the countries, states and provinces in which it operates. These laws and regulations are rapidly evolving and subject to change with minimal notice. Regulatory changes may adversely affect the Company’s profitability or cause it to cease operations entirely. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding the industry may adversely affect the business and operations of the Company, including without limitation, the costs to remain compliant with applicable laws and the impairment of its business or the ability to raise additional capital.

Perceived Reputational Risk for Third Parties

The parties with which the Company does business may perceive that they are exposed to reputational risk as a result of the Company’s lawful cannabis business activities. Failure to establish or maintain business relationships due to reputational risk arising in connection with the nature of the Company’s business could have a material adverse effect on the Company’s business, financial condition and results of operations.

Risks Related to Intellectual Property

The ownership and protection of the Company’s intellectual property rights is a significant aspect of the Company’s future success. Currently, the Company relies on trade secrets, technical know-how and proprietary information to protect its intellectual property. The Company also attempts to protect its intellectual property by entering into confidentiality agreements with parties that have access to it, such as business partners, collaborators, employees and consultants. Any of these parties may breach these agreements and the Company may not have adequate remedies for any specific breach. In addition, the Company’s trade secrets and technical know-how, which are not protected by patents, may otherwise become known to or be independently developed by competitors, in which event the Company’s business, financial condition and results of operations could be materially adversely affected.

Unauthorized parties may attempt to replicate or otherwise obtain and use the Company’s products, trade secrets, technical know-how and proprietary information that are not protected by patents. Policing the unauthorized use of the Company’s current or future intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as the Company may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the Company’s current or future trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same for the benefit of the Company, may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of the Company’s current or future trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect the business, financial condition and results of operations of the Company.

In addition, other parties may claim that the Company’s products infringe on their proprietary and perhaps patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. As well, the Company may need to obtain licenses from third parties who allege that the Company has infringed on their lawful rights. However, such licenses may not be available on terms acceptable to the Company or at all. In addition, the Company may not be able to obtain or utilize on terms that are favourable to it, or at all, licenses or other rights with respect to intellectual property that it does not own.

Marketing Constraints

The development of the Company and its client’s businesses may be hindered by applicable restrictions on sales and marketing activities imposed by Health Canada, the FDA and applicable regulatory authorities in other jurisdictions in which it may operate. The regulatory environments in Canada and the United States limit the Company and its client’s ability to compete for market share in a manner similar to other industries. If the Company or its clients are unable to effectively market their products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company’s sales and operating results could be adversely affected.

Research & Development

Rapidly changing markets, technology, emerging industry and regulatory standards and frequent introduction of new products characterize the Company’s business. The introduction of new products embodying new technologies and regulatory developments may render the Company’s equipment obsolete and its products and services less competitive or less marketable. The process of developing the Company’s products and services is complex and requires significant continuing costs, development efforts and third-party commitments. The Company’s failure to develop new products and services could adversely affect the business, financial condition and operating results of the Company. The Company may be unable to anticipate changes in its potential client requirements that could make the Company’s existing products and services obsolete. The Company’s success will depend, in part, on its ability to continue to enhance its product and service offerings so as to address the increasing sophistication and varied needs of the market, and respond to technological and regulatory changes and emerging industry standards and practices on a timely and cost-effective basis.

Shelf Life of Inventory

The Company holds finished goods in inventory and its inventory has a shelf life. Finished goods in the Company’s inventory include cannabis oil products. The Company is currently completing shelf life stability tests for cannabis oils. The Company’s inventory may reach its expiration and not be sold. Even though on a regular basis, management reviews the amount of inventory on hand, reviews the remaining shelf life and estimates the time required to manufacture and sell such inventory, write-down of inventory may still be required. Any such write-down of inventory could have a material adverse effect on the Company’s business, financial condition, and results of operations.

Maintenance of Effective Quality Control Systems

The Company may not be able to maintain an effective quality control system. The Company ascribes its success to its commitment to quality control and effective quality control system. Quality in terms reliability and stability of the Company’s equipment are especially important and the performance failure of any part of the Company’s production facility would affect the entire production line of its equipment and lead to severe economic losses. The effectiveness of the Company’s quality control system and its ability to obtain or maintain GMP certification with respect to toll processing facilities depends on a number of factors, including the design of its quality control procedures, training programs, and its ability to ensure that its employees adhere to the Company’s quality control policies and guidelines. Any failure or deterioration of the Company’s quality control systems may have a material adverse effect on the Company’s business, results of operations and financial condition.

Scheduled Maintenance, Unplanned Repairs, Equipment Outages and Logistical Disruptions

The Company’s manufacturing processes are dependent upon certain critical pieces of equipment, which, on occasion, will be out of service due to routine scheduled maintenance or as a result of equipment failures. If replacement of certain critical parts is needed to address the equipment maintenance or failure, such critical parts may not be on hand and could take months to order. The Company currently has a plan in place to address certain of these issues, however, no assurance can be given that all critical spare parts will be readily available. Such interruptions in the Company’s production capabilities could result in fluctuations in its sales and income. No assurance can be given that other significant shutdowns will not occur in the future or that such a shutdown will not have a material adverse effect on the Company’s business, financial condition, or results of operations or cash flows.

It is also possible that operations may be disrupted due to other unforeseen circumstances such as power outages, explosions, fires, floods, accidents, pandemics and severe weather conditions. To the extent that lost production could not be compensated for at unaffected facilities and depending on the length of the outage, the Company’s sales and unit production costs could be adversely affected. The Company is also exposed to similar risks involving major clients and suppliers such as force majeure events of raw materials suppliers that have occurred and may occur in the future. Delivery of products to clients could be affected by logistical disruptions, such as shortages of barges, ocean vessels, rail cars or trucks, or unavailability of rail lines, highways or bodies of water.

Client Risks

The Company is subject to credit risk of its clients, and its profitability and cash flow are dependent on receipt of timely payments from clients. Any delay in payment by the Company’s clients may have an adverse effect on the Company’s profitability, working capital and cash flow. There is no assurance that the Company will be able to collect all or any of its trade receivables in a timely matter. If any of the Company’s clients face unexpected situations such as financial difficulties, the Company may not be able to receive full or any payment of the uncollected sums or enforce any judgment debts against such clients, and the Company’s business, results of operations and financial condition could be materially and adversely affected.

The Company’s success depends in part on its ability to anticipate and offer products and services that appeal to the changing needs and preferences of clients in the various markets the Company serves. Developing new products and services requires high levels of innovation, and the development process is often lengthy and costly. If management is not able to anticipate, identify, develop and market products and services that respond to changes in client preferences, demand for products, and services could decline.

The Company may also be exposed to a reputational risk with respect to its business-to-business clients, in particular those for which the Company intends to directly sell products as part of its white labeling program. If the Company’s clients are subject to negative publicity, the Company’s goodwill, business and operations may be indirectly and negatively impacted.

Lack of Long-Term Client Commitment Risk

Sales of the Company’s products are often made pursuant to individual purchase orders or contracts and not under long-term commitments. The Company’s clients frequently do not provide any assurance of minimum or future sales and are generally not contractually prohibited from purchasing alternative systems from the Company’s competitors at any time. Accordingly, the Company is exposed to competitive pricing pressures on each potential order. The Company’s clients may also engage in the practice of purchasing products from more than one provider to avoid dependence on sole-source suppliers for certain of their needs. The existence of these practices may make it more difficult for the Company to increase prices, gain new clients and win repeat business from existing clients.

We are party to and may become party to future litigation and legal and regulatory proceedings

We are party to existing litigation cases and could become party to litigation from time to time in the ordinary course of business, which could adversely affect our business. Should any litigation in which the Company is or becomes involved be decided against us, such a decision could adversely affect our ability to continue operating and the market price for the Common Shares and could require the use of significant resources. Even if the Company is involved in litigation and is successful, litigation can redirect significant company resources and attention away from our business and may have a material adverse effect on our business, financial condition, financial performance or financial prospects. Moreover, from time to time, the Company may be a party to legal and regulatory proceedings, including matters involving governmental agencies, entities with whom it does business and other proceedings arising in the ordinary course of business. The Company will evaluate its exposure to these legal and regulatory proceedings and establish reserves for the estimated liabilities in accordance with generally accepted accounting principles. Assessing and predicting the outcome of these matters involves substantial uncertainties. Unexpected outcomes in these legal proceedings, or changes in management’s evaluations or predictions and accompanying changes in established reserves, could have an adverse impact on the Company’s financial results.

Conflicts of Interest May Arise Between the Company and its Directors and Officers

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may potentially be engaged in a range of business activities. In addition, its executive officers and directors may potentially devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company’s executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors and officers who may from time to time deal with persons, firms, institutions or corporations with which the Company may be dealing, or which may be seeking investments similar to those the Company desires. The interests of these persons could conflict with the Company’s interests. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the Company’s directors are required to act honestly, in good faith and in the Company’s best interests.

No dividends in the foreseeable future

We have never declared or paid any dividends on our Common Shares. We intend, for the foreseeable future, to retain our future earnings, if any, to finance our commercial activities and further research and the expansion of our business. As a result, the return on an investment in Common Shares will likely depend upon any future appreciation in value, if any, and on a shareholder’s ability to sell Common Shares. The payment of future dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our commercial activities, development and growth, and other factors that our board of directors may consider appropriate in the circumstances.

Passive Foreign Investment Company Risk

Based on the projected composition of its income and assets (including their expected values), the Company does not expect that it will be a passive foreign investment company (“PFIC”) for the current taxable year ending March 31, 2020. However, whether the Company is a PFIC depends on complex U.S. federal income tax rules which are subject to differing interpretations, and, since the PFIC status of the Company will depend upon the composition of its income and assets and the fair market value of its assets (which may fluctuate with the Company’s market capitalization) from time to time and generally cannot be determined until the end of a taxable year, there can be no assurance that the Company will not be a PFIC for the current or subsequent taxable years. If the Company is a PFIC or if it were to become a PFIC in future taxable years while a U.S. Holder (as defined below under the heading “United States Federal Income Tax Considerations”) holds Common Shares, such U.S. Holder would generally be subject to adverse U.S. federal income tax consequences, including the treatment of gain realized on the sale of Common Shares as ordinary (rather than capital gain) income, potential interest charges on those gains and certain other distributions made by the Company and ineligibility for the preferential tax rates on dividends paid by qualified foreign corporations generally available to certain non-corporate U.S. Holders. In addition, if the Company is a PFIC or were to become a PFIC, U.S. Holders may incur certain information reporting obligations.

For a more detailed discussion of the consequences of the Company being classified as a PFIC, including discussion of certain elections that (if available) could mitigate some of the adverse consequences described above, see below under the heading “United States Federal Income Tax Considerations – Passive Foreign Investment Company Rules”.

Each U.S. purchaser is urged to consult its own tax advisor with respect to the U.S. federal, state, local and non-U.S. tax consequences of the acquisition, ownership, and disposition of the Common Shares as may be applicable to their particular circumstances.

USE OF PROCEEDS

We may issue and sell Common Shares having aggregate sales proceeds of up to US$50,000,000, from time to time, in this offering. The net proceeds from the offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Common Shares in an “at-the-market distribution” will represent the gross proceeds after deducting the compensation payable under the Sale Agreement and expenses of the distribution. Jefferies will receive a cash fee equal to up to 3.0% of the aggregate gross proceeds realized from the sale of the Common Shares for services rendered in connection with the offering. We estimate the total expenses of this offering, excluding the fees paid to Jefferies, will be approximately US$250,000.

Except as otherwise provided in any free writing prospectus that we may authorize to be provided to you, we currently intend to use the net proceeds from the sale of the Common Shares offered under this prospectus supplement, together with our existing capital, for operating expenses, capital expenditure requirements and general corporate purposes, including funding the Company’s growth initiatives and research and development to further advance the Company’s innovation strategies through in-house development, partnerships or acquisitions. The Company has not yet determined to pursue any particular research and development initiative requiring the use of a portion of the net proceeds of the offering, and will evaluate research and development initiatives as they present themselves, including the terms, capital requirements or timing of any such initiatives. There may be circumstances where on the basis of results obtained or for other sound business reasons, a re-allocation of funds may be necessary or prudent. Accordingly, we will have broad discretion in the application of the proceeds of this offering. Our ultimate use might vary substantially from what is stated in this prospectus supplement and will depend on a number of factors, including those referred to under “Risk Factors” in the accompanying prospectus and any other factors set forth in this prospectus supplement.

CONSOLIDATED CAPITALIZATION

Since December 31, 2019, the date of our most recent interim financial statements, there have been no changes in our share capital on a consolidated basis other than as outlined under “Prior Sales.” For information on the exercise or grant of options pursuant to our incentive stock option plan, and the exercise or grant of certain outstanding warrants, see the section titled “Prior Sales.” There have been no material changes in loan capitalization since December 31, 2019.

On November 6, 2019, a wholly-owned subsidiary of the Company entered into a new revolving credit facility in the maximum aggregate amount of $5,000,000 with a syndicate of lenders led by Fédération des caisses Desjardins du Québec (the “New Credit Facility”). The New Credit Facility replaced the Company’s former revolving credit facility in the maximum amount of $1,800,000 and a term facility in the maximum amount of $7,500,000 previously entered into on January 4, 2016 with National Bank of Canada (together, the “Previous Credit Facility”). No amounts were outstanding under the Previous Credit Facility as at December 31, 2019. As of December 31, 2019, an aggregate amount of $3,850,000 was outstanding under the New Credit Facility and, following repayment of an amount of $250,000 in February 2020, an aggregate amount of $3,600,000 is currently outstanding under the New Credit Facility as of the date of this prospectus supplement.

Any net proceeds received from an ATM offering will be recorded in equity.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX and NASDAQ under the symbol “NEPT”.

The following table sets forth, for the periods indicated, the reported high and low prices (in Canadian dollars) and the trading volume of Common Shares as reported on the TSX for the 12-month period prior to the date of this prospectus supplement.

TSX

	Price Range (CDN$)
Month	High	Low	Total Volume
March, 2019	$4.82	$3.82	3,416,855
April, 2019	$5.86	$4.17	6,681,028
May, 2019	$6.16	$4.97	5,846,624
June, 2019	$6.96	$5.17	9,616,546
July, 2019	$8.60	$5.5	13,051,214
August, 2019	$7.65	$5.21	5,890,344
September, 2019	$6.15	$4.49	3,638,779
October, 2019	$5.28	$4.33	3,253,405
November, 2019	$4.76	$3.25	5,152,846
December, 2019	$4.08	$3.25	3,785,933
January, 2020	$4.31	$3.01	4,751,388
February, 2020	$3.18	$2.21	5,433,163
March 9, 2020(1)	$2.97	$2.17	1,383,104

Note:

(1)	March 9, 2020 was the last trading day prior to the finalization of this prospectus supplement.

The following table sets forth, for the periods indicated, the reported high and low prices (in U.S. dollars) and the trading volume of Common Shares as reported on the NASDAQ for the 12-month period prior to the date of this prospectus supplement.

NASDAQ

	Price Range (US$)		Total Volume
Month	High	Low
March, 2019	$3.65	$2.83	10,212,900
April, 2019	$4.35	$3.13	13,928,795
May, 2019	$4.54	$3.70	14,374,693
June, 2019	$5.22	$3.86	30,964,094
July, 2019	$6.57	$4.20	36,273,783
August, 2019	$5.80	$3.93	22,764,310
September, 2019	$4.66	$3.40	15,030,809
October, 2019	$3.96	$3.13	12,866,567
November, 2019	$3.60	$2.46	14,996,967
December, 2019	$3.10	$2.47	12,135,004
January, 2020	$3.31	$2.27	14,434,162
February, 2020	$2.40	$1.67	17,659,083
March 9, 2020(1)	$2.22	$1.59	4,808,415

Note:

(1)	March 9, 2020 was the last trading day prior to the finalization of this prospectus supplement.

PRIOR SALES

The following tables summarizes details of and the issuance of securities exercisable for or exchangeable into Common Shares and the issuance of Common Shares issued within the 12-month period prior to the date of this prospectus supplement.

Issuance of Securities

Date of Grant	Security	Price Per Security	Number of Securities
May 13, 2019	Options	CAD$5.61	559,239
June 14, 2019	Options	CAD$6.09	147,400
July 8, 2019	Restricted share units	US$4.43	2,800,000
July 8, 2019	Options	US$4.43	9,200,000
August 16, 2019	Options	CAD$6.65	341,300
August 16, 2019	Deferred shares units	CAD$6.65	3,759
October 3, 2019 (1)	Warrant	US$8.00	3,000,000
October 7, 2019	Deferred shares units	CAD$4.84	5,165
October 18, 2019	Options	CAD$4.76	25,000
November 11, 2019 (2)	Warrant	US$12.00	2,000,000
November 13, 2019	Options	CAD$4.31	75,000
February 5, 2020 (3)	Warrant	US$8.00	1,175,000
March 2, 2020	Options	CAD$2.55	250,000

Notes:

(1)

These warrants were issued to American Media as consideration following the entering into of a strategic partnership agreement between Neptune and America Media dated October 4, 2019. Each warrant allows the holder to purchase one Common Share at an exercise price of US$8.00 per share with a 5-year expiration date.

(2)

These warrants were issued to IFF as consideration following the entering into of a collaboration agreement between Neptune and IFF dated November 11, 2019. Each warrant allows the holder to purchase one Common Shares at an exercise price of US$12.00 per share with a 5-year expiration date.

(3)

These warrants were issued to American Media as consideration following the entering into of the expanded strategic partnership agreement between Neptune and American Media dated February 5, 2020. Each warrant allows the holder to purchase one Common Share at an exercise price of US$8.00 per share with a 5-year expiration date.

Issuance of Common Shares

Date of Issuance	Security	Price Per Security	Number of Securities
April 9, 2019 (1)	Common Shares	CAD$1.36	5,204
April 24, 2019 (1)	Common Shares	CAD$1.36	6,447
May 5, 2019 (2)	Common Shares	CAD$3.37	750,000
May 22, 2019 (3)	Common Shares	CAD$5.38	600,000
June 19, 2019 (1)	Common Shares	CAD$1.36 to $1.63	31,245
June 28, 2019 (1)	Common Shares	CAD$1.36 to $1.65	87,930
July 17, 2019 (4)	Common Shares	US$4.40	9,415,910
July 24, 2019 (5)	Common Shares	US$3.78	1,587,301
August 23, 2019 (1)	Common Shares	CAD$1.63	5,000
September 10, 2019 (6)	Common Shares	CAD$5.61	213,192
September 11, 2019 (1)	Common Shares	CAD$1.72	75,000
October 15, 2019 (1)	Common Shares	CAD$1.98	25,000
October 15, 2019 (6)	Common Shares	CAD$4.41	20,979
October 21, 2019 (1)	Common Shares	CAD$1.98	125,000
October 21, 2019 (6)	Common Shares	CAD$4.63	36,082
October 23, 2019 (7)	Common Shares	US$3.36	150,617
October 24, 2019 (1)	Common Shares	CAD$1.98	100,000
November 5, 2019 (1)	Common Shares	CAD$1.98	100,000
November 7, 2019 (1)	Common Shares	CAD$1.98	225,000
November 8, 2019 (1)	Common Shares	CAD$1.98	150,000
November 12, 2019 (7)	Common Shares	US$2.95	47,872
November 13, 2019 (6)	Common Shares	CAD$4.11	63,026
November 13, 2019 (1)	Common Shares	CAD$1.74	20,000
November 20, 2019 (1)	Common Shares	CAD$1.98	276,667
November 22, 2019 (1)	Common Shares	CAD$1.36 to $1.63	29,027
December 2, 2019 (1)	Common Shares	CAD$1.36 to $1.63	59,298
December 19, 2019 (7)	Common Shares	US$2.65	47,872
January 9, 2020 (7)	Common Shares	US$2.57	47,872
January 17, 2020 (1)	Common Shares	CAD$1.98	100,000
January 22, 2020 (1)	Common Shares	CAD$1.98	225,000
January 23, 2020 (1)	Common Shares	CAD$1.98	200,000
February 3, 2020 (1)	Common Shares	CAD$1.83	46,000
February 10, 2020 (1)	Common Shares	CAD$1.83	95,000
February 14, 2020 (1)	Common Shares	CAD$1.83	59,000
February 24, 2020 (7)	Common Shares	US$2.37	47,872
March 2, 2020 (7)	Common Shares	CAD$2.09	47,872

Notes:

(1)	Issued upon exercise of stock options of the Company.
(2)	Issued upon conversion of Common Share purchase warrants of the Company.
(3)

These Common Shares were issued in the context of a settlement agreement regarding certain claims made by Neptune’s former chief executive officer against Neptune in respect of the termination of his employment.

(4)	These Common Shares were issued in the context of the July 2019 Private Placement for aggregate proceeds of US$41,430,004.
(5)	These Common Shares were issued in the context of the SugarLeaf Acquisition as partial consideration.
(6)	Issued upon the conversion of deferred shares units of the Company.
(7)	Issued upon the conversion of restricted share units of the Company.

DESCRIPTION OF SECURITIES

The authorized share capital of the Company is comprised of an unlimited number of Common Shares and an unlimited number of preferred shares of the Company (“Preferred Shares”), issuable in one or more series. By way of by-law, in accordance with its articles of incorporation, the Company created the “Series A Preferred Shares”, which are non-voting shares.

As of the date of this prospectus supplement, there were a total of (i) 95,109,577 Common Shares and no Preferred Shares issued and outstanding,(ii) 6,175,000 warrants to purchase Common Shares issued and outstanding, (iii) 17,089,027 options to purchase Common Shares issued and outstanding, (iv) 48,313 deferred share units issued and outstanding and (v) 2,177,776 restricted shares units issued and outstanding.

Common Shares

Voting Rights

Each Common Share entitles its holder to receive notice of, and to attend and vote at, all annual or special meetings of the shareholders of the Company. Each Common Share entitles its holder to one vote at any meeting of the shareholders, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to statutory provisions or the specific attributes of this class or series.

Dividends

Subject to the prior rights of the holders of Preferred Shares ranking before the Common Shares as to dividends, the holders of Common Shares are entitled to receive dividends as declared by the Board of Directors of the Company from the Company’s funds that are duly available for the payment of dividends.

Winding-up and Dissolution

In the event of the Company’s voluntary or involuntary winding-up or dissolution, or any other distribution of the Company’s assets among its shareholders for the purposes of winding up its affairs, the holders of Common Shares shall be entitled to receive, after payment by the Company to the holders of Preferred Shares ranking prior to Common Shares regarding the distribution of the Company’s assets in the case of winding-up or dissolution, share for share, the remainder of the property of the Company, with neither preference nor distinction.

The foregoing description of the terms of the Common Shares does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles and general by-laws of the Company, each of which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

PLAN OF DISTRIBUTION

We have entered into the Sale Agreement with Jefferies dated March 11, 2020 under which we may issue and sell our Common Shares from time to time up to an aggregate sales price of US$50,000,000 through Jefferies, provided that in no event will we sell Common Shares having an aggregate value in excess of what would be permitted under Section 9.1 of NI 44-102. The Sale Agreement is filed with the SEC and incorporated by reference into the registration statement of which this prospectus supplement forms a part. Sales of our Common Shares, if any, under this prospectus supplement will be made by any method that is deemed to be an “at-the-market offering” as defined in NI 44-102.

Each time we wish to issue and sell our Common Shares under the Sale Agreement, we will notify Jefferies of the number of Common Shares to be issued, the dates on which such sales are anticipated to be made, any limitation on the number of Common Shares to be sold in any one day and any minimum price below which sales may not be made. Once we have so instructed Jefferies, unless Jefferies declines to accept the terms of such notice, Jefferies has agreed to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell such Common

Shares up to the amount specified on such terms. The obligations of Jefferies under the sales agreement to sell our Common Shares are subject to a number of conditions that we must meet. The Common Shares will be distributed at the market prices prevailing at the time of the sale of such Common Shares or at prices to be negotiated with the applicable purchaser. As a result, prices may vary as between purchasers and during the period of distribution.

The settlement of sales of Common Shares between us and Jefferies is generally anticipated to occur on the second trading day following the date on which the sale was made. Sales of our Common Shares as contemplated in this prospectus supplement will be settled through the facilities of The Depository Trust Company or by such other means as we and Jefferies may agree upon. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

We will pay Jefferies a commission of up to 3.0% of the aggregate gross proceeds we receive from each sale of our Common Shares. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. In addition, we have agreed to reimburse Jefferies for the fees and disbursements of its counsel, payable upon execution of the Sale Agreement, in an amount not to exceed US$50,000, in addition to certain ongoing disbursements of its legal counsel. We estimate that the total expenses for the offering, excluding any commissions or expense reimbursement payable to Jefferies under the terms of the sales agreement, will be approximately US$250,000. The remaining sale proceeds, after deducting any other transaction fees, will equal our net proceeds from the sale of such Common Shares.

No Common Shares will be sold (i) on the TSX or on other trading markets in Canada as at-the-market distributions; or (ii) to any person Jefferies or we know to be a Canadian resident.

Jefferies will provide written confirmation to us before the open on NASDAQ on the trading day following each day on which Common Shares are sold under the Sale Agreement. Each confirmation will include the number of shares sold on that day, the aggregate gross proceeds of such sales and the net proceeds to us.

We have applied to list the Common Shares offered by this prospectus supplement on Nasdaq. Listing will be subject to our fulfillment of all the requirements of Nasdaq. We have also applied to list the Common Shares offered by this prospectus supplement on the TSX. Listing will be subject to our fulfillment of all the requirements of the TSX.

In connection with the sale of our Common Shares on our behalf, Jefferies may be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of Jefferies may be deemed to be underwriting commissions or discounts. We have agreed to indemnify Jefferies against certain liabilities, including liabilities under the Securities Act and the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have also agreed to contribute to payments Jefferies may be required to make in respect of such liabilities.

The offering of Common Shares pursuant to the Sale Agreement will terminate upon the earlier of (i) the sale of all Common Shares subject to the Sale Agreement and (ii) the termination of the Sale Agreement according to its terms by either Jefferies or us. We and Jefferies may each terminate the Sale Agreement at any time upon ten days’ prior notice.

Neither Jefferies, any affiliate of Jefferies nor any person or company acting jointly or in concert with Jefferies, has over-allotted, or will over-allot, the Common Shares in connection with this offering or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

Jefferies and its affiliates have in the past provided, and may in the future provide, various investment banking, commercial banking, financial advisory and other services to us and our affiliates and have received, and may in the future receive, customary fees. In the course of its business, Jefferies may actively trade our securities for its own account or for the accounts of customers, and, accordingly, Jefferies may at any time hold long or short positions in such securities.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of the Common Shares acquired pursuant to this offering.

This summary provides only general information and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of the Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences applicable to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences arising from or relating to the acquisition, ownership, and disposition of the Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (“IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of the Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Disclosure

Authorities

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, published IRS rulings, judicial decisions, published administrative positions of the IRS, and the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Treaty”), in each case, as in effect and available, as of the date of this offering. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. Unless otherwise discussed herein, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation or regulations.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S. or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences applicable to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders subject to the alternative minimum tax provisions of the Code; (f) U.S. Holders that own the Common Shares as part of a straddle, hedging transaction, conversion transaction, integrated transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired the Common Shares through the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold the Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; (i) U.S. Holders that beneficially own (directly, indirectly or by attribution) 10% or more of the Company’s stock (by vote or value); (j) persons subject to Section 451(b) of the Code; (k) U.S. expatriates; and (l) pass-through entities or arrangements (such as partnership or S corporations), or persons holding Common Shares through pass-through entities or arrangements. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described above, should consult their own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences arising from and relating to the acquisition, ownership, and disposition of the Common Shares.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of the Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. estate, state, local or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of the Common Shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. estate, state, local and foreign tax consequences arising from and relating to the acquisition, ownership, and disposition of the Common Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

Subject to the possible application of the passive foreign investment company (“PFIC”) rules described below (see more detailed discussion below at “Passive Foreign Investment Company Rules”), a U.S. Holder that receives a distribution, including a constructive distribution or a taxable stock distribution, with respect to the Common Shares generally will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company (as computed for U.S. federal income tax purposes). To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such excess amount will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the Common Shares with respect to which the distribution is made (resulting in a corresponding reduction in the tax basis of such Common Shares) and, (b) thereafter, as gain from the sale or exchange of such Common Shares (see more detailed discussion at “Disposition of Common Shares” below). The Company does not intend to calculate its current or accumulated earnings and profits for U.S. federal income tax purposes and, therefore, will not be able to provide U.S. Holders with such information. U.S. Holders should therefore assume that all distributions will be reported as dividend income and should consult their own tax advisors regarding whether distributions from the Company should be treated as dividends for U.S. federal income tax purposes. Dividends paid on the Common Shares will not be eligible for the “dividends received deduction” allowed to corporations under the Code with respect to dividends received from U.S. corporations.

A dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if, among other requirements, (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

For purposes of the rules described in the preceding paragraph, the Company generally will be a “qualified foreign corporation” (a “QFC”) if (a) the Company is eligible for the benefits of the Canada-U.S. Tax Treaty, or (b) the Common Shares are readily tradable on an established securities market in the U.S., within the meaning provided in the Code. However, even if the Company satisfies one or more of such requirements, it will not be treated as a QFC if it is classified as a PFIC (as discussed below) for the taxable year during which the Company pays the applicable dividend or for the preceding taxable year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules to them in their particular circumstances.

The amount of a distribution paid in Canadian dollars will be equal to the U.S. dollar value of such currency calculated by reference to the spot rate of exchange on the date of receipt (or deemed receipt) of such distribution, whether or not the payment is in fact converted into U.S. dollars at that time. If any Canadian dollars received with respect to the Common Shares are later converted into U.S. dollars, U.S. Holders may realize gain or loss on the conversion. Any such gain or loss generally will be treated as ordinary income or loss and generally will be from sources within the U.S. for U.S. foreign tax credit purposes. Each U.S. Holder should consult its own tax advisor concerning the possibility of foreign currency gain or loss if any such currency is not converted into U.S. dollars on the date of receipt.

Taxable Disposition of Common Shares

Subject to the possible application of the PFIC rules described below (see more detailed discussion below at “Passive Foreign Investment Company Rules”), a U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares (that is treated as a sale or exchange for U.S. federal income tax purposes) equal to the difference, if any, between (a) the U.S. dollar value of the amount realized on the date of such sale or disposition and (b) such U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in the Common Shares sold or otherwise disposed of.

Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if such Common Shares are held for more than one year. A U.S. Holder’s initial tax basis in the Common Shares generally will equal the U.S. dollar cost of such Common Shares. Any gain from the sale or other taxable disposition of the Common Shares by a U.S. Holder generally will constitute U.S. source income. Each U.S. Holder should consult its own tax advisor as to the tax treatment of dispositions of Common Shares in exchange for Canadian dollars, including the disposition of Common Shares initially purchased using Canadian dollars.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations.

Foreign Tax Credit

Subject to certain limitations, a U.S. Holder who pays (whether directly or through withholding) Canadian or other foreign income tax with respect to the Common Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian or other foreign income tax paid. If a refund of any such Canadian or other foreign income tax is available to a U.S. Holder under the laws of an applicable income tax treaty, the amount of such tax that is refundable will not be eligible for the credit or deduction against the U.S. Holder’s U.S. federal income tax liability.

In the event a U.S. Holder is subject to Canadian income tax upon the sale or other taxable disposition of the Common Shares, such U.S. Holder may not be able to credit such Canadian income tax against its U.S. federal income tax liability with respect to the gain recognized on such sale or other taxable disposition unless such U.S. Holder has other foreign source income for the year in the appropriate U.S. foreign tax credit limitation basket.

The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of foreign source income. For this purpose, dividends paid with respect to the Common Shares will generally constitute “passive category income”.

The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules, having regard to such holder’s particular circumstances, including the impact of any foreign currency exchange rules.

Passive Foreign Investment Company Rules

Special, generally unfavorable rules apply to the ownership and disposition of the stock of a PFIC. For U.S. federal income tax purposes, a foreign corporation is classified as a PFIC for each taxable year in which either:

•	at least 75% of its gross income is “passive” income (referred to as the “income test”); or

•

at least 50% of the average value of its assets (determined on a quarterly basis) is attributable to assets that produce passive income or are held for the production of passive income (referred to as the “asset test”).

Passive income generally includes the following types of income:

•	dividends, royalties, rents, annuities, interest, and income equivalent to interest; and

•	net gains from the sale or exchange of property that gives rise to dividends, interest, royalties, rents, or annuities and certain gains from the commodities transactions.

In determining whether it is a PFIC, the Company will be required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least 25% by value.

Based on the composition of its income and assets, the Company believes that it was not a PFIC for the taxable year ended March 31, 2019, and, based on the projected composition of its income and assets (including their expected values), the Company does not expect that it will be a PFIC for the current taxable year ending March 31, 2020. However, whether the Company is a PFIC depends on complex U.S. federal income tax rules, which are subject to differing interpretations. Further, since the PFIC status of the Company will depend upon the composition of its income and assets and the fair market value of its assets (which may fluctuate with the Company’s market capitalization) from time to time (including whether the Company owns, directly or indirectly, at least 25% by value, of the stock of any subsidiary) and generally cannot be determined until the end of a taxable year, there can be no assurance that the Company will not be a PFIC for the current taxable year. In addition, the Company cannot predict whether the composition of its income and assets (including income and assets held indirectly) or the fair market value of its assets from time to time may result in it being treated as a PFIC in any future taxable year. Accordingly, no assurance can be given that the IRS will not challenge the Company’s determination concerning its PFIC status or that the Company will not be a PFIC in the current or subsequent taxable years. Under the PFIC rules, if the Company were considered a PFIC at any time that a U.S. Holder holds Common Shares, the Company would continue to be treated as a PFIC with respect to such holder’s investment unless (i) the Company ceases to be a PFIC and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

Generally, if the Company is or has been treated as a PFIC for any taxable year during a U.S. Holder’s holding period of Common Shares, any “excess distribution” with respect to the Common Shares would be allocated rateably over the U.S. Holder’s holding period. The amounts allocated to the taxable year of the excess distribution and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations in such taxable year, as appropriate, and an interest charge would be imposed on the amount allocated to that taxable year. Distributions made in respect of Common Shares during a taxable year will be excess distributions to the extent they exceed 125% of the average of the annual distributions on Common Shares received by the U.S. Holder during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter.

Generally, if the Company is treated as a PFIC for any taxable year during which a U.S. Holder owns Common Shares, any gain on the disposition of the Common Shares would be treated as an excess distribution and would be allocated rateably over the U.S. Holder’s holding period and subject to taxation in the same manner as described in the preceding paragraph.

In addition, if the Company is a PFIC and any of its subsidiaries is also a PFIC, a U.S. Holder may be subject to the adverse tax consequences described above with respect to any gain or “excess distribution” realized or deemed realized in respect of such lower-tier PFIC.

Certain elections may be available (including a “mark-to-market” or “qualified electing fund” election) to U.S. Holders that may mitigate the adverse consequences resulting from PFIC status, particularly if they are made in the first taxable year during such holder’s holding period in which the Company is treated as a PFIC. If the Company is treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of the Company’s subsidiaries that are also PFICs. However, an election for mark-to-market treatment would likely not be available with respect to any such subsidiaries. The Company does not intend to provide U.S. Holders with the information necessary to allow them to make a qualified electing fund election in connection with their investment in the Common Shares.

If the Company were to be treated as a PFIC in any taxable year, a U.S. Holder may be required to file an annual report with the IRS containing such information as the U.S. Treasury Department may require.

Each U.S. Holder should consult its own tax advisor regarding the status of the Company as a PFIC, the possible effect of the PFIC rules to such holder and information reporting required if the Company were a PFIC, as well as the availability of any election that may be available to such holder to mitigate adverse U.S. federal income tax consequences of holding shares in a PFIC.

Information Reporting; Backup Withholding

Generally, information reporting and backup withholding will apply to distributions on the Common Shares and the payment of proceeds from the sale or other taxable disposition of the Common Shares unless (i) the U.S. Holder is a corporation or other exempt entity, or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number, certifies that such U.S. Holder is not subject to backup withholding and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Any amount withheld generally will be creditable against a U.S. Holder’s U.S. federal income tax liability or refundable to the extent that it exceeds such liability, provided the required information is provided to the IRS in a timely manner.

In addition, certain categories of U.S. Holders must file IRS Form 8938 with respect to certain “specified foreign financial assets” (such as the Common Shares, subject to certain exceptions) with an aggregate value in excess of US$50,000 (and, in some circumstances, a higher threshold). Failure to do so could result in substantial penalties and in the extension of the statute of limitations with respect to such holder’s U.S. federal income tax returns. Each U.S. Holder should consult its own tax advisor regarding application of the information reporting and backup withholding rules to it.

Medicare Contribution Tax

U.S. Holders that are individuals, estates or certain trusts generally will be subject to a 3.8% Medicare contribution tax on, among other things, dividends on, and capital gains from the sale or other taxable disposition of, the Common Shares, subject to certain limitations and exceptions. Each U.S. Holder should consult its own tax advisor regarding possible application of this additional tax to income earned in connection with an investment in the Common Shares.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In this summary, an otherwise undefined term that first appears in quotation marks has the meaning ascribed to it in the Income Tax Act (Canada) (the “Tax Act”).

In the opinion of Osler, Hoskin & Harcourt LLP, Canadian legal counsel to Neptune, the following fairly summarizes the principal Canadian federal income tax considerations under the Tax Act generally applicable as of this date to an investor who acquires Common Shares pursuant to the offering and who, at all relevant times for the purposes of the Tax Act,

•	is not resident in Canada,

•	does not use or hold, and is not deemed to use or hold, Common Shares in connection with carrying on a business in Canada,

•	deals at arm’s length with Neptune and Jefferies,

•	is not affiliated with Neptune or Jefferies,

•	acquires and holds all Common Shares as capital property, and is not, at any relevant time for those purposes,

•	exempt from tax under Part I of the Tax Act,

•	a “financial institution” for the purposes of the “mark-to-market” property rules in the Tax Act,

•	a “specified financial institution,”

•	an entity or partnership an interest in which is a “tax shelter investment,”

•	an “authorized foreign bank”,

•	an insurer that carries on business in Canada and elsewhere,

•	a taxpayer who reports its “Canadian tax results” in a currency other than Canadian currency, or a taxpayer, any of whose Common Shares will be the subject of a “derivative forward agreement,” “synthetic disposition agreement,” “synthetic equity agreement,” “synthetic equity arrangement,” or “specified synthetic equity arrangement,”(each such shareholder, in this summary, a “Holder”). Such Holders should consult their own tax advisors with respect to an investment in Common Shares.

A Holder’s Common Shares will generally be considered to be capital property of the Holder provided that the Holder does not use the Common Shares in the course of carrying on a business of trading or dealing in securities, and has not acquired or been deemed to have acquired the Common Shares in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act and the Income Tax Regulations (Canada) (the “Regulations”) in force as of the date hereof, all specific proposals to amend the Tax Act or Regulations publicly announced by or on behalf of the Minister of Finance of Canada (“Finance”) on or before the date hereof, and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). It is assumed that all such amendments will be enacted as currently proposed and that there will be no other change to the Tax Act, the Regulations, or the CRA’s administrative policies and assessing practices, although no assurance can be given in these respects. This summary does not otherwise take into account or anticipate any change in law or administrative policy or assessing practice whether by legislative, governmental, or judicial decision or action, and does not take into account or consider any provincial, territorial or foreign income tax considerations, which may differ significantly from the Canadian federal income tax considerations discussed below.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder. Each Holder should consult the Holder’s own tax advisers with respect to the tax and legal consequences of acquiring, holding, and disposing of Common Shares applicable to the Holder’s particular circumstances.

Currency Conversion

Subject to certain exceptions that are not discussed in this summary, all amounts relevant to computing a Holder’s liability for tax (including dividends, adjusted cost base, and proceeds of disposition) under the Tax Act must, for the purposes of the Tax Act, be determined in Canadian dollars based on the rate quoted by the Bank of Canada for the applicable day or such other rate of exchange that is acceptable to the CRA.

Adjusted Cost Base

A Holder’s initial adjusted cost base of the Holder’s Common Shares acquired pursuant to this offering will be determined by averaging the cost of those Common Shares with the Holder’s adjusted cost base of all Common Shares owned by the Holder as capital property immediately before the acquisition.

Disposition of Common Shares

A Holder who disposes or is deemed to dispose of a Common Share generally will not be subject to tax under the Tax Act in respect of any capital gain, or entitled to deduct any capital loss, realized unless the Common Share, at the time of the disposition,

•	is “taxable Canadian property,” and

•	is not “treaty-protected property,”

of the Holder.

Generally, a Holder’s Common Shares should not be taxable Canadian property to the Holder at the time of disposition if at that time the Common Shares are listed on a designated stock exchange (which currently includes the TSX and the NASDAQ) unless, at the time of disposition or at any time in the preceding 60 months,

•

the Holder, one or more persons with whom the Holder did not deal at arm’s length for the purposes of the Tax Act, or one or more partnerships in which the Holder or persons with whom the Holder did not deal at arm’s length holds or held a membership interest (either directly or indirectly through one or more partnerships), alone or in any combination owned 25% or more of the issued shares of any class of shares of Neptune, and

•

the Common Share derived more than 50% of its fair market value directly or indirectly from one, or any combination of, real or immovable property situated in Canada, “Canadian resource properties,” “timber resource properties,” or options in respect of, interests in, or for civil law purposes rights in, any such property, whether or not the property exists.

Generally, a Holder’s Common Shares will be treaty-protected property at the time of disposition if, at that time, the terms of a tax treaty between Canada and another country exempt the Holder from tax under Part I of the Tax Act on any gain from the disposition of the Common Shares.

Holders should consult their own tax advisers regarding whether their Common Shares are taxable Canadian property or treaty-protected property.

A Holder who disposes or is deemed to dispose of a Common Share in a taxation year at a time when the Common Share is taxable Canadian property and is not treaty–protected property of the Holder generally will be required to file a Canadian tax return to report the disposition. The Holder generally will be required to include any resulting taxable capital gain in the Holder’s taxable income earned in Canada for the taxation year, and entitled to deduct any resulting allowable capital loss from taxable capital gains included in the Holder’s taxable income earned in Canada for the year or, to the extent not so deductible, in any of the Holder’s three preceding taxation years or any subsequent taxation year, subject to the detailed rules regarding the deductibility of allowable capital losses in the Tax Act.

Dividends

A Holder to whom a dividend is or is deemed to be paid or credited on the Holder’s Common Shares will generally be subject to Canadian withholding tax equal to 25% of the gross amount of the dividend, or such lower rate as may be provided by an applicable income tax treaty between Canada and another country. The rate of withholding tax under the Canada-U.S. Income Tax Convention (1980) (the “U.S. Treaty”) applicable to a dividend paid or credited to a Holder who beneficially owns the dividend, and is a resident of the United States under the U.S. Treaty and entitled to benefits thereunder, is 5% if the Holder is a company that owns (or is considered to own) at least 10% of Neptune’s voting stock, and 15% in any other case.

AGENT FOR SERVICE OF PROCESS

The Board of Directors and officers of the Company currently includes, and in the future is expected to include, persons who are not resident in Canada. As of the date of this prospectus supplement, the directors and officers of the Company who are not resident in Canada are Michael Cammarata, John M. Moretz and Richard P. Schottenfeld. Each of these persons has appointed the Company as agent for service of process at 545 Promenade du Centropolis, Suite 100, Laval, Quebec, Canada, H7T 0A3. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process in Canada.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces and territories of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the U.S. Exchange Act, and, in accordance with the U.S. Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document we file with or furnish to the securities commissions and authorities of the provinces and territories of Canada through SEDAR. The SEC maintains a web site that contains reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

Neptune is a company incorporated under and governed by the Business Corporations Act (Quebec). A majority of the directors and officers of Neptune, and some of the experts named in this prospectus supplement, are residents of Canada or otherwise reside outside the United States and all or a substantial portion of their assets, and a substantial portion of Neptune’s assets, are located outside the United States. Neptune has appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the directors and officers of Neptune and experts under U.S. federal securities laws.

Neptune has been advised by its Canadian counsel, Osler, Hoskin & Harcourt LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. Neptune has also been advised by Osler, Hoskin & Harcourt LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

Neptune filed a registration statement on Form F-10 to register the Common Shares in the United States. Concurrently with the filing of the registration statement on Form F-10, Neptune made an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of the Common Shares under this prospectus supplement.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon on our behalf by Osler, Hoskin & Harcourt LLP, our Canadian and U.S. counsel. As of the date of this prospectus supplement, the partners and associates of Osler, Hoskin & Harcourt LLP beneficially own, directly or indirectly, less than 1% of outstanding securities of any class issued by the Company. In addition, certain legal matters in connection with the offering will be passed upon Jefferies by (i) McCarthy Tétrault LLP with respect to matters of Canadian law and (ii) Latham & Watkins LLP with respect to matters of United States law.

AUDITORS

The Company’s independent auditors are KPMG LLP, (“KPMG”), 1500-600, de Maisonneuve Boulevard West, Montréal, Quebec, Canada, H3A 0A3. KPMG is independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation. Further, KPMG are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

The independent auditors of SugarLeaf are KPMG, 1500 600, de Maisonneuve Boulevard West, Montréal, Québec, Canada, H3A 0A3. KPMG is independent of SugarLeaf within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation. The audit report related to the December 31, 2018 combined financial statements contains a qualified opinion as KPMG was not able to observe the counting of the physical inventories at the beginning of 2018 and therefore KPMG was not able to determine whether adjustments might be necessary to the net loss reported in the combined statements of earnings and changes in net partner’s investment for the year ended December 31, 2018, and the components of cash flows from operating activities reported in the combined statement of cash flows for the year ended December 31, 2018.

TRANSFER AGENT

Computershare Trust Company of Canada, at its offices in Montreal, is the transfer agent and registrar for our Common Shares.

EXEMPTIVE RELIEF GRANTED BY THE AUTORITÉ DES MARCHÉS FINANCIERS

Pursuant to a decision dated January 15, 2020 issued by the Autorité des marchés financiers, the Company is exempt from the requirement prescribed by the Securities Act (Québec) and by NI 44-101 to prepare a French version of this prospectus supplement, provided that all securities distributed or registered in connection therewith shall be distributed or registered solely in the United States. Furthermore, pursuant to a decision dated March 9, 2020 issued by the Autorité des marchés financiers, the Company is exempt from the requirement prescribed by Section 9.1(1) of NI 44-102.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

This short form prospectus has been filed under legislation in securities regulatory authorities in all provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Neptune Wellness Solutions Inc. at 545 Promenade du Centropolis, Suite 100, Laval, Québec, H7T 0A3, telephone: 450-687-2262 and are also available electronically at www.sedar.com.

Short Form Base Shelf Prospectus

New Issue and/or Secondary Offering	February 22, 2019

Neptune Wellness Solutions Inc.

US$150,000,000

Common Shares

Warrants

Units

Subscription Receipts

Neptune Wellness Solutions Inc. (“we”, “us”, “our”, “Neptune” or the “Company”) may offer and issue from time to time common shares (“Common Shares”), warrants (“Warrants”), subscription receipts (“Subscription Receipts”) and units (“Units”) of the Company or any combination thereof (collectively, the “Securities”) up to an aggregate initial offering price of US$150,000,000 (or the equivalent thereof if the Securities are denominated in any other currency or currency unit) during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more prospectus supplements (each, a “Prospectus Supplement” and together, the “Prospectus Supplements”). One or more securityholders (each a “Selling Securityholder”) of the Company may also offer and sell Securities under this Prospectus. See “Selling Securityholders”.

All information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Stock Market (“NASDAQ”) under the symbol “NEPT”. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Common Shares will not be listed on any securities exchange. There is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. See “Risk Factors”. Unless otherwise indicated in the Prospectus Supplement relating to an offering of Securities, the particular offering of Securities will be subject to approval of certain Canadian and U.S. legal matters on behalf of the Company by Osler, Hoskin & Harcourt LLP.

Investing in the Securities involves significant risks. Investors should carefully read the “Risk Factors” section in this Prospectus beginning on page 12, in the documents incorporated by reference herein and in the applicable Prospectus Supplement.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Investors should be aware that such requirements are different from those of the United States. Financial statements incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and Canada. This Prospectus does not discuss U.S. or Canadian tax consequences and any applicable Prospectus Supplement may not describe these tax consequences fully. Prospective investors should read the tax discussion in any applicable Prospectus Supplement but note that such discussion may be only a general summary that does not cover all tax matters that may be of importance to a prospective investor. Each prospective investor is urged to consult its own tax advisors about the tax consequences relating to the purchase, ownership and disposition of the Securities in light of the investor’s own circumstances.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of the Province of Québec, that some or all of the Company’s officers and directors are residents of Canada, that all or a substantial portion of the Company’s assets and all or a substantial portion of the assets of said persons are located outside the United States and that some or all of the underwriters or experts identified herein or in any Prospectus Supplement may be residents of Canada.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR HAS THE SEC OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable, the number of Securities offered, the offering price, the currency and any other terms specific to the Securities being offered. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters set forth in this Prospectus. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

This Prospectus constitutes a public offering of Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell the Securities. The Company and the Selling Securityholders may offer and sell Securities to, or through, underwriters and also may offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. See “Plan of Distribution”. A Prospectus Supplement relating to a particular offering of Securities will identify each underwriter or agent, as the case may be, engaged by the Company or the Selling Securityholders in connection with the offering and sale of the Securities, and will set forth the terms of the offering of the Securities, including the method of distribution of such Securities, the identity of the Selling Securityholders, if any, the proceeds to the Company and the Selling Securityholders, as applicable, any fees, discounts or any other compensation payable to underwriters or agents and any other material terms of the plan of distribution.

In connection with any offering of the Securities (unless otherwise specified in a Prospectus Supplement), the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.

Our head and registered office is located at 545 Promenade du Centropolis, Suite 100, Laval, Québec, Canada, H7T 0A3.

ABOUT THIS PROSPECTUS

In this Prospectus and in any Prospectus Supplement, unless the context otherwise requires, references to “Neptune”, the “Company”, “we”, “us”, “our” or similar terms refer to Neptune Wellness Solutions Inc. and its subsidiaries.

The financial information of the Company contained in the documents incorporated by reference herein are presented in Canadian dollars. All references in this Prospectus to “dollars”, “CDN$” and “$” refer to Canadian dollars, and references to “US$” refer to United States dollars, unless otherwise expressly stated. Potential purchasers should be aware that foreign exchange rate fluctuations are likely to occur from time to time and that the Company does not make any representation with respect to future currency values. Investors should consult their own advisors with respect to the potential risk of currency fluctuations.

This Prospectus provides prospective investors with a general description of the Securities that the Company may offer. The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable, the number of Securities offered, the offering price, the currency and any other terms specific to the Securities being offered, which may not be within the alternatives and parameters set forth in this Prospectus. The applicable Prospectus Supplement may also add, update or change information contained in this Prospectus. Where required by statute, regulation or policy, and where Securities are offered in currencies other than U.S. dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities. Before investing, investors should read both this Prospectus and any applicable Prospectus Supplement together with additional information described under the heading “Documents Incorporated by Reference” and “Where You Can Find More Information”.

This Prospectus, any Prospectus Supplement and the documents incorporated by reference herein or therein contain company names, product names, trade names, trademarks, logos, and service marks of Neptune and other organizations, all of which are the property of their respective owners. Our company names, product names, trade names, trademarks and service marks include, without limitation, NEPTUNE, Neptune Wellness Solutions®, MaxSimil®, OCEANO3™ and KetoCharged™. We may omit the registered trademark (®) and trademark (™) symbols and any other related symbols for such trademarks and all related trademarks, including those related to specific products or services, when used in this Prospectus and the documents incorporated by reference. All other names and trademarks are the property of their respective owners.

Market data and certain industry data and forecasts included in this Prospectus, any Prospectus Supplement or the documents incorporated by reference herein or therein were obtained or derived from internal and market research, publicly available information, reports of governmental agencies and industry publications and surveys. The Company has relied upon industry publications as its primary sources for third-party industry data and forecasts. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. The Company has not independently verified any of the data from third-party sources, nor has the Company ascertained the underlying economic assumptions relied upon therein. Similarly, industry forecasts and market research, which the Company believes to be reliable based upon management’s knowledge of the industry, have not been independently verified. By their nature, forecasts are particularly subject to change or inaccuracies, especially over long periods of time. In addition, the Company does not know what assumptions regarding general economic growth were used in preparing the third-party forecasts that are or may be cited in this Prospectus, any Prospectus Supplement or the documents incorporated by reference herein or therein. While the Company is not aware of any inaccuracies in the industry data presented herein, the Company’s estimates that are based on the same involve risks and uncertainties and are subject to change based on various factors, including those discussed in this Prospectus, any Prospectus Supplement or the documents incorporated by reference herein or therein.

The Company is responsible for the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. The Company has not authorized anyone to provide you with different or additional information. The Company is not making an offer of these Securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date of the applicable document.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference into this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Neptune Wellness Solutions Inc. at 545 Promenade du Centropolis, Suite 100, Laval, Québec, H7T 0A3, telephone: 450-687-2262. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (“SEDAR”), which can be accessed at www.sedar.com.

The Company is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a “foreign private issuer”, the Company is exempt from the rules under the Exchange Act prescribing the filing, delivery and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Company is exempt from Regulation FD (Fair Disclosure) promulgated under the Exchange Act and may not be required to publish financial statements as promptly as a comparable domestic issuer (although the Company is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws). These exemptions and leniencies will reduce the frequency and scope of information and protections to which investors are entitled.

You may read and copy this Prospectus, any Prospectus Supplement and related registration statements, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC through the Electronic Data Gathering and Retrieval System (“EDGAR”), which can be accessed at www.sec.gov. Our filings with the SEC are also available to the public through EDGAR.

EXCHANGE RATE INFORMATION

The following table sets forth (i) the exchange rates for the U.S. dollar, expressed in Canadian dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the U.S. dollar, expressed in Canadian dollars, on the last day of each month during such periods; and (iii) the high and low exchange rates for the U.S. dollar, expressed in Canadian dollars, during such periods, each based on the rate of exchange as reported by the Bank of Canada for conversion of U.S. dollars into Canadian dollars:

	Nine Months Ended	Year Ended March 31
	December 31, 2018	2018	2017
Rate at the end of period	1.3642	1.2894	1.3299
Average rate during period	1.3060	1.2839	1.3125
Highest rate during period	1.3642	1.3743	1.3555
Lowest rate during period	1.2552	1.2128	1.2536

On February 21, 2019, the daily average exchange rate for the U.S. dollar, expressed in Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = CDN$1.3196. Prospective investors should be aware that foreign exchange rate fluctuations are likely to occur from time to time, and the Company does not make any representation with respect to future currency values. Investors should consult their own advisors with respect to the potential risk of currency fluctuations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus contains or incorporates by reference certain information and statements that may constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of U.S. securities laws, including the Private Securities Litigation Reform Act of 1995, which we refer to in this Prospectus as forward-looking statements. These statements reflect management’s current expectations related to future events or its future results, performance, achievements, business prospects or opportunities, products and services development, and future trends affecting the Company. All such statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of terms such as “seek”, “project”, “may”, “will”, “should”, “would” “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “targeting”, “could”, “might”, “imply”, “assumes”, “goal”, “likely”, “continue”, “ongoing” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking statements contained or incorporated by reference in this Prospectus include, but are not limited to, statements pertaining to the Company’s growth opportunities and the execution of its growth strategy; statements regarding the Company’s future financial performance; statements relating to certain expectations, projections, new or improved product introductions and market expansion efforts; statements relating to the Company’s product candidates and the benefits of its products and product candidates as compared to other similar products in the markets; statements pertaining to the Company’s ability to defend its intellectual property rights; statements pertaining to the Company’s ability to obtain and maintain regulatory approval to pursue cannabis-related actions; and other statements or information related to the Company’s business strategy, operations and future plans.

Undue reliance should not be placed on forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those anticipated by the Company and expressed or implied by the forward-looking statements contained or incorporated by reference in this Prospectus. Such statements are based on a number of assumptions and risks that may prove to be incorrect, including, without limitation, assumptions about: the performance of our production facility; our ability to obtain and maintain the required authorizations for our production facility; our ability to maintain customer relationships and demand for our products; the overall business and economic conditions; the potential financial opportunity of our addressable markets; the competitive environment; the protection of our current and future intellectual property rights; our ability to recruit and retain the services of our key personnel; our ability to develop commercially viable products; our ability to pursue new business opportunities such as legal cannabis production; our ability to obtain additional financing on reasonable terms or at all; our ability to integrate our acquisitions and generate synergies; and the impact of new laws and regulations in Canada, the United States or any other jurisdiction where we are currently doing business or intend to do business. Certain forward-looking statements contained herein and incorporated by reference concerning the cannabis industry and the general expectations of the Company concerning the cannabis industry and the Company’s business and operations are based on estimates prepared by the Company using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties and is subject to change based on various factors.

Many factors could cause our actual results, level of activity, performance, achievements, future events or developments to differ materially from those expressed or implied by forward-looking statements, including, without limitation, the factors discussed under “Risk Factors”.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those expressly or impliedly expected or estimated in such statements. Securityholders and potential investors should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur. The forward-looking statements contained or incorporated by reference in this Prospectus are expressly qualified by this cautionary statement. Forward-looking statements contained in this Prospectus describe the Company’s expectations, estimates and opinions as of the date hereof and, accordingly, are subject to change after such date. The Company does not undertake or assume any obligation to update or revise any forward-looking statements for any reason, except as required by applicable securities laws.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed by Neptune with the securities commissions or similar authorities in the all provinces and territories of Canada, and as amended from time to time, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form of the Company dated June 28, 2018 for the fiscal year ended March 31, 2018 (the “Annual Information Form”);

(b)

the Company’s audited consolidated financial statements for the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017, together with the notes thereto and the auditors’ report thereon;

(c)	the management’s discussion and analysis of the Company for the year ended March 31, 2018;

(d)

the unaudited consolidated interim financial statements of the Company for the three-month and nine-month periods ended December 31, 2018 and 2017, together with the notes thereto (the “Q3 Financial Statements”);

(e)	the management’s discussion and analysis of the Company for the three-month and nine-month periods ended December 31, 2018 (the “Q3 MD&A”);

(f)	the management information circular of the Company dated July 17, 2018 prepared in connection with the Company’s annual meeting of shareholders held on August 15, 2018;

(g)

the material change report of the Company dated June 29, 2018 with respect to the entering into by the Company of an agreement with Canopy Growth Corporation (“Canopy Growth”) whereby the Company will supplement Canopy Growth’s extraction, refinement and formulation capacity of cannabis;

(h)	the material change report of the Company dated September 28, 2018 with respect to the change of name of the Company to “Neptune Wellness Solutions Inc.”; and

(i)	the material change report of the Company dated January 11, 2019 with respect to the receipt by the Company of a license from Health Canada to process cannabis.

Any document of the type referred to above, any annual information form, annual or quarterly financial statements, annual or quarterly management’s discussion and analysis, management information circular, material change report (excluding confidential material change reports), business acquisition report, information circular or other disclosure document required to be incorporated by reference into a prospectus filed under National Instrument 44-101- Short Form Prospectus Distributions filed by Neptune with the securities commissions or similar authorities in Canada after the date of this Prospectus and prior to 25 months from the date hereof shall be deemed to be incorporated by reference into this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus pursuant to the foregoing paragraph is also included in any report filed with or furnished to the SEC by Neptune on Form 6-K or on Form 40-F (or any respective successor form) after the date of this Prospectus, it shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. Further, we may incorporate by reference into the registration statement of which this Prospectus forms a part, any report on Form 6-K furnished to the SEC, including the exhibits thereto, if and to the extent provided in such report.

Certain marketing materials (as that term is defined in applicable securities legislation in Canada) may be used in connection with a distribution of Securities under this Prospectus and any applicable Prospectus Supplement. Any template version of marketing materials (as those terms are defined in applicable securities legislation in Canada) pertaining to a distribution of Securities, and filed by the Company after the date of the applicable Prospectus Supplement for the offering and before termination of the distribution of such Securities, will be deemed to be incorporated by reference in such Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

A Prospectus Supplement containing the specific terms of any offering of our securities will be delivered to purchasers of our securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of our securities to which that Prospectus Supplement pertains.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified shall not constitute a part of this Prospectus except as so modified. Any statement so superseded shall not constitute a part of this Prospectus.

Upon a new annual information form and the related annual audited comparative financial statements and accompanying management’s discussion and analysis being filed with and, where required, accepted by, the securities commissions or similar authorities in Canada during the currency of this Prospectus, the previous annual information form, the previous annual audited comparative financial statements and accompanying management’s discussion and analysis and all interim financial statements and accompanying management’s discussion and analysis, and all material change reports, information circulars and business acquisition reports filed prior to the commencement of the then current fiscal year, will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon an interim financial statement and accompanying management’s discussion and analysis being filed by Neptune with and, where required, accepted by, the securities commissions or similar authorities in Canada during the currency of this Prospectus, all interim financial statements and accompanying management’s discussion and analysis filed prior to the new interim financial statement shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

DESCRIPTION OF BUSINESS

Name, Address and Incorporation

Neptune was incorporated under Part IA of the Companies Act (Québec) on October 9, 1998 and is now governed by the Business Corporations Act (Québec). Neptune’s head office and registered office is located at 545 Promenade du Centropolis, Suite 100, Laval, Québec, Canada, H7T 0A3 and its website address is www.neptunecorp.com. The Common Shares are listed and posted for trading on the TSX and NASDAQ under the symbol “NEPT”. On September 21, 2018, Neptune amended its articles to change its name to “Neptune Wellness Solutions Inc.”.

Intercorporate Relationships

The activities of Neptune are conducted either directly or through its subsidiaries. The table below lists the principal subsidiaries of Neptune as at March 31, 2018, as well as their jurisdiction of organization and the percentage held by Neptune in each of them.

Name	Jurisdiction of Organization	Percentage Held by Neptune
Biodroga Nutraceuticals Inc.	Québec	100%
9354-7537 Québec Inc.	Québec	100%

Biodroga Inc. was acquired by Neptune on January 7, 2016, and on March 1, 2016, it was amalgamated with an inactive subsidiary of Neptune, NeuroBioPharm Inc., and became Biodroga Nutraceutical Inc.

9354-7537 Québec Inc. was incorporated on February 6, 2017. It is a wholly-owned subsidiary of Neptune that was created with the intent of becoming a Licensed Producer under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) and obtaining a Controlled Substance License (also referred to as a Dealer’s License) under the Controlled Drugs and Substances Act (“CDSA”) – see “Recent Business Developments” under the heading “General Development of the Company”, below. As of the date hereof, due to the coming into force on October 17, 2018 of the Cannabis Act and the Cannabis Regulations, the Company will no longer require a Dealer’s License and as such is no longer pursuing a Dealer’s License.

Recent Business Developments

On January 7, 2019, Neptune announced that it received a License for Standard Processing from Health Canada under the Cannabis Act. The Standard Processing License, issued on January 4, 2019, enables Neptune to possess cannabis, to produce cannabis (other than obtain it by cultivating, propagating or harvesting it) and to sell its products or its services to other license holders. With production activities anticipated to commence shortly at Neptune’s 50,000 square foot good manufacturing practice (GMP)-certified facility in Sherbrooke, Québec, the Company expects be able to generate revenues from existing supply agreements and conclude additional agreements shortly.

On December 21, 2018, Neptune announced that it has entered into a multi-year intellectual property (IP) licensing and capsule purchase agreement with Lonza (SWX: LONN), a global leader in the life sciences industry, which owns the Licaps® liquid-filled hard capsule technology. Combined with Neptune’s leading extraction and purification capabilities, and significant capacity for the production of cannabis extract, Neptune’s customers will greatly benefit from this agreement. The Company recorded an intangible asset of $2,718,208 in the Q3 financial statements related to this agreement with a corresponding amount in liabilities, which consists of an upfront payment of $1,768,260 (US$1,300,000) which was paid in February 2019 and the present value of estimated future payments based on minimum volume commitments of $949,948.

On June 19, 2018, Neptune announced that it entered into a multi-year agreement with Canopy Growth (TSX: WEED; NYSE: CGC). Under the terms of the agreement, Neptune will supplement Canopy Growth’s extraction, refinement, and extract product formulation capacity.

Business Overview & Mission

Neptune specializes in the extraction, purification and formulation of health and wellness products. Licensed by Health Canada to process cannabis at its 50,000 square foot facility located in Sherbrooke, Quebec, Neptune brings decades of experience in the natural products sector to the legal cannabis industry. Leveraging its scientific and technological expertise, Neptune focuses on the development of value-added and differentiated products for the Canadian and global cannabis markets. Neptune’s activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and of a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Neptune’s mission is to leverage our scientific and innovation expertise to create and provide our global customers with the best available nutritional products and wellness solutions. Neptune is active in five main areas: Legal Cannabis Products, Turnkey Nutrition Solutions, Ingredients, Pet Supplements and Consumer Brands.

Consistent with our strategic focus of leveraging our scientific, technological and innovation expertise, Neptune is working to develop unique extracts and formulations in high-potential growth segments, such as cannabinoid-based products. Our objective is to become the world’s leader in extraction, purification and formulation of cannabis products. The Company’s expected growth in the cannabis field is an attractive method of utilizing the existing Sherbrooke facility, a key asset of the Company, following the sale of the Company’s krill oil manufacturing business in August 2017.

In April 2017, the Company applied for a license with Health Canada in order to be able to produce cannabis oil under the ACMPR, which was transitioned to an application for a license for standard processing under the Cannabis Act and the Cannabis Regulations with the coming into force of the new legislation and regulations on October 17, 2018. On January 4, 2019, the Company received a standard processing license from Health Canada, which will allow Neptune to process and sell cannabis and to pursue its cannabis-related activities. There is no guarantee that any prospective projects in the industry will be successful.

As a condition for obtaining our license to process cannabis under the Cannabis Act and the Cannabis Regulations, Health Canada required multiple steps to be taken, including the addition of physical barriers, visual monitoring, recording devices, and intrusion detection systems, as well as other important controls on access to the Company’s existing Sherbrooke facility.

During the current fiscal year, our focus is on building a viable business-to-business (“B2B”) wholesale extraction, purification and formulation cannabis business. As the cannabis industry is rapidly evolving, we believe that speed is essential to gain a foothold. Receiving the appropriate licensing under the Cannabis Act and Cannabis Regulations to process and sell cannabis allows us to produce cannabis extract wholesale initially on a B2B basis. We intend to pursue two business models: (i) buying dried and/or fresh cannabis and selling cannabis extract wholesale, including using refinement processes and as formulations, and, (ii) offering custom processing services based on Neptune proprietary technologies while capitalizing on long-term site utilization. An additional opportunity we are intending to capitalize on is the extraction of cannabidiol (CBD) from hemp. We anticipate that CBD-enriched extract could be processed from hemp in the Sherbrooke facility. In the longer term, we expect to sell in collaboration with brands finished application forms via retail channels.

The Company intends to process, sell and distribute its cannabis products to other authorized cannabis license holders and provincial distributors, such as the Société québécoise du cannabis, authorized to conduct business legally. As cannabis becomes legalized for medical purposes in other countries, the Company intends to seek to benefit from those business opportunities.

Neptune received its license to process cannabis from Health Canada on January 4, 2019, which enables it to possess cannabis, to produce cannabis (by means other than obtaining it by cultivating, propagating or harvesting), and to sell its products and services to other license holders. Also, Neptune entered into a multi-year IP licensing and capsule sale agreement with Lonza, which owns the Licaps® liquid filled hard capsule technology. Combined with Neptune’s leading extraction and purification capabilities, and significant capacity for the production of cannabis extract, Neptune believes customers may will greatly benefit from this application technology.

With more than 50 years of combined experience in the nutrition industry, the Company, through its natural products segment also formulates, develops, and provides to customers turnkey nutrition solutions. These are available in various unique delivery forms such as liquids and capsules, and can include specialty ingredients such as MaxSimil®, a patented ingredient that may enhance the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Neptune also sells krill oil directly to consumers through web sales at www.oceano3.com.

For a further description of the Company and its business, see the Q3 MD&A, including in the section entitled “Business Overview and Corporate Recent Development”, and the Annual Information Form, including in the sections entitled “Corporate Structure”, “General Development of the Company” and “Description of the Business”.

REGULATORY FRAMEWORK

On October 17, 2018, the Cannabis Act and the Cannabis Regulations came into force, legalizing the sale of cannabis for adult recreational use. Prior to the promulgation of the Cannabis Act and the Cannabis Regulations, only the sale of cannabis for medical use was legal and which was regulated by the ACMPR under the CDSA. The Cannabis Act and the Cannabis Regulations replaced the CDSA and the ACMPR as the governing laws and regulations in respect of the production, processing, sale and distribution of cannabis and related extracts for medical and adult recreational use. Given that the Cannabis Act and the Cannabis Regulations are very new, the impact of such regulatory changes on the Company’s business is unknown.

The Cannabis Act provides a licensing and permitting scheme for the cultivation, processing, importation, exportation, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of cannabis for non-medical (i.e., adult recreational) use, implemented by the Cannabis Regulations. The Cannabis Act and its regulations maintain separate access to cannabis for medical purposes. Under the Cannabis Act and its regulations, import and export licenses and permits will only be issued in respect of cannabis for medical or scientific purposes or in respect of industrial hemp and within the confines of the Industrial Hemp Regulations.

The Cannabis Regulations, among other things, set out regulations relating to the following matters: (1) Licenses, Permits and Authorizations; (2) Security Clearances; (3) a National Cannabis Tracking System; (4) Cannabis Products; (5) Packaging and Labelling; (6) Cannabis for Medical Purposes; and (7) Drugs Containing Cannabis.

Transitional provisions of the Cannabis Act provide that every license issued under the ACMPR that was in force immediately before the day on which the Cannabis Act and its regulations came into force (being October 17, 2018) is deemed to be a license issued under the Cannabis Act, and that such license will continue in force until it is revoked or expires.

Security Clearances

Certain people associated with cannabis licensees, including individuals occupying a “key position” such as directors, officers, large shareholders and individuals identified by the Minister of Health (the “Minister”), must hold a valid security clearance issued by the Minister. Under the Cannabis Regulations, the Minister may refuse to grant security clearances to individuals with associations to organized crime or with past convictions for, or an association with, drug trafficking, corruption or violent offences. This was largely the approach in place under the ACMPR and other related regulations governing the licensed production of cannabis for medical purposes. Individuals who have histories of non-violent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded from participating in the legal cannabis industry, and the grant of security clearance to such individuals is at the discretion of the Minister and such applications will be reviewed on a case-by-case basis.

Security clearances issued under the ACMPR are considered to be security clearances for the purposes of the Cannabis Act and Cannabis Regulations.

Cannabis Tracking System

Under the Cannabis Act, the Minister of Health is authorized to establish and maintain a national cannabis tracking system, the Cannabis Tracking System. The Cannabis Regulations provide the Minister of Health with the authority to make a ministerial order that would require certain persons named in such order to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister.

The Ministerial Order regarding the Cannabis Tracking System was published in the Canada Gazette, Part II, on September 5, 2018 and came into effect on October 17, 2018. The purpose of this system is to track the flow of cannabis throughout the supply chain as a means of preventing the illegal inversion and diversion of cannabis into and out of the regulated system. Under the Cannabis Tracking System, a holder of a license for cultivation, license for processing, or a license for sale for medical purposes is required to submit monthly reports to Health Canada.

Cannabis Products

The Cannabis Regulations set out the requirements for cannabis products and permit the sale of dried cannabis, cannabis oil, fresh cannabis, cannabis plants, and cannabis seeds, including in such forms as “pre-rolled” and in capsules. The tetrahydrocannabinol (THC) content or serving size of certain cannabis products is limited by the Cannabis Regulations. The sale of edibles containing cannabis and cannabis concentrates was not initially permitted with the coming into force of the new regulations; however, the federal government has indicated that edibles, topicals, extracts and other smokeless cannabis products will be legalized on or before October 17, 2019.

Packaging, Labeling and Promotion

The Cannabis Regulations set out requirements pertaining to the packaging and labelling of cannabis products. Such requirements are intended to promote informed consumer choice and allow for the safe handling and transportation of cannabis. All cannabis products are required to be packaged in a manner that is tamper-proof and child-resistant in accordance with the Cannabis Regulations.

Health Canada is imposing strict limits on the use of colours, graphics, and other special characteristics of packaging. Cannabis package labels must include specific information, such as: (i) product source information, including the class of cannabis and the name, phone number and email of the license holder; (ii) a mandatory health warning, rotating between Health Canada’s list of standard health warnings; (iii) the Health Canada standardized cannabis symbol; and (iv) information specifying THC and CBD content.

A cannabis product’s brand name may only be displayed once on the principal display panel or, if there are separate principal display panels for English and French, only once on each principal display panel. It can be in any font style and any size, so long as it is equal to or smaller than the health warning message. The font must not be in metallic or fluorescent colour. In addition to the brand name, only one other brand element can be displayed.

The Cannabis Act introduces restrictions regarding the promotion of cannabis products. Subject to a few exceptions, all promotions of cannabis products are prohibited unless authorized by the Cannabis Act.

Natural and Non-Prescription Health Products and Cosmetics Containing Cannabis

Cannabis is not available as a natural or non-prescription health product, as it is currently included on the Human and Veterinary Prescription Drug List (“PDL”). While Health Canada has previously authorized drug products containing cannabis, the agency maintains that there remains significant scientific uncertainty regarding the pharmacological actions, therapeutic effectiveness and safety of the majority of phytocannabinoids. The cannabis-based drug products that have been authorized by Health Canada have been studied, authorized and used in specific conditions. While these authorized products have contributed to the global body of knowledge concerning the safety and efficacy of cannabis-based therapies, Health Canada has stated that the presence of scientific uncertainty and limited market experience gives rise to the need for a precautionary approach. Listing all phytocannabinoids on the PDL addresses this uncertainty by allowing healthcare practitioners to monitor and manage any unanticipated effects. All phytocannabinoids will remain listed on the PDL until there is sufficient scientific evidence (e.g., as demonstrated through a submission to Health Canada) to change the prescription status of a particular phytocannabinoid when used in specific conditions.

As a result of the coming into force of the Cannabis Act, cannabis, as defined in subsection 2(1) of the Cannabis Act, has been added to Health Canada’s “Cosmetic Ingredient Hotlist”, the list of prohibited substances for use in cosmetic products.

Provincial and Territorial Regulatory Regimes

While the Cannabis Act provides for the regulation of the commercial production of cannabis for adult recreational purposes and related matters by the federal government, the Cannabis Act includes provisions that the provinces and territories of Canada have authority to regulate other aspects of adult recreational use cannabis (similar to what is currently the case for liquor and tobacco products), such as retail sale and distribution, minimum age requirements above that in place under the Cannabis Act, places where cannabis can be consumed, and a range of other matters.

The governments of every Canadian province and territory have, to varying degrees, regulatory regimes for the distribution and sale of cannabis for adult recreational purposes within those jurisdictions. Each of these Canadian jurisdictions has established a minimum age of 19 years for cannabis use, except for Québec and Alberta, where the minimum age is 18. However, Québec has recently proposed in Bill no. 2 An Act to tighten the regulation of cannabis to raise the minimum age to 21.

Québec: In Québec, all recreational marijuana will be managed and sold through outlets of the Société québécoise du cannabis, a subsidiary of the Société des alcools du Québec, and its online site.

Ontario: In Ontario, the distribution and online retail sale of recreational cannabis is to be conducted through the Ontario Cannabis Retail Corporation (“OCRS”), under the oversight of the Alcohol and Gaming Commission of Ontario. Ontario will allow the sale of recreational cannabis by private brick-and-mortar retailers with a target date of April 1, 2019. Initially, only 25 stores will be permitted to open across the province on April 1, 2019. Currently, cannabis for recreational use is only available for sale from OCRS via its Ontario Cannabis Store platform online. Online sale will remain available only from the Ontario Cannabis Store after April 1, 2019. In addition, the regulatory regime in Ontario:

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requires private retailers to obtain both a retail operator license and a retail store authorization. Retail store authorizations are only to be issued to persons holding a retail operator license. Separate retail store authorizations are to be required for each cannabis retail store, but a licensed retail operator may hold more than one retail store authorization and operate multiple stores. Private retailers are not permitted to sell cannabis on-line, but may only sell cannabis in person at an authorized retail store;

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requires anyone who supervises employees, oversees cannabis sales, manages compliance or has signing authority to purchase cannabis, enters into contracts or hires employees to have a cannabis retail manager license;

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limits anyone who is authorized by a license issued under the federal Cannabis Act to produce cannabis for commercial purposes and their affiliates to operating no more than one retail cannabis store, which must be located at the site listed on such a federal license;

•	prohibits federally licensed processors from promoting their products by way of providing any material inducement to cannabis retailers;

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permits municipalities and reserve band councils to opt out of the retail cannabis market by resolution. Municipalities have until January 22, 2019 to pass such by-laws. Municipalities that opt out may later lift the prohibition on retail cannabis stores by subsequent resolution. Municipalities may not pass a bylaw providing for a further system of licensing over the retail sale of cannabis; and

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imposes further restrictions through future regulation. Cannabis retail store operators are only permitted to purchase cannabis from the OCRS, which may set a minimum price for cannabis or classes of cannabis.

British Columbia: In British Columbia, recreational cannabis is to be sold through both public and privately-operated stores, with the provincial Liquor Distribution Branch handling wholesale distribution.

Alberta: In Alberta, cannabis products are sold by private retailers that receive their products from a government-regulated distributor (the Alberta Gaming & Liquor Commission), similar to the distribution system currently in place for alcohol in the province. Only licensed retail outlets are to be permitted to sell cannabis with online sales run by the Alberta Gaming and Liquor Commission.

Saskatchewan: In Saskatchewan, recreational cannabis is sold by private retailers. The Saskatchewan Liquor and Gaming Authority (the “SLGA”) has selected operators for the province’s 51 cannabis private retail store permits, with municipalities having the option of opting out of having a cannabis store if they choose. Saskatchewan is the only jurisdiction to allow for private distribution and wholesale (but regulated by the SLGA).

Manitoba: In Manitoba, cannabis distribution and wholesale is government-run by the Manitoba Liquor and Lotteries Corporation, with retail sale privately operated.

New Brunswick: In New Brunswick, recreational cannabis is sold and online sales run by Cannabis NB, a subsidiary of a network of tightly-controlled, stand-alone stores through the New Brunswick Liquor Corporation (the “NBLC”). The NBLC also controls the distribution and wholesale of cannabis in the province.

Nova Scotia: In Nova Scotia, the Nova Scotia Liquor Corporation (the “NSLC”) is responsible for the regulation of cannabis in the province, and recreational cannabis is only to be sold publicly through government-operated storefronts and online sales. There is no private licensing of retail. The NSLC also controls the distribution and wholesale of cannabis in the province.

Prince Edward Island: In Prince Edward Island, similar to Nova Scotia, sale of cannabis is government-run through government retail sales and online. There is no private licensing of retail. The PEI Cannabis Management Corporation is responsible for the distribution and wholesale of cannabis in the province.

Newfoundland and Labrador: In Newfoundland and Labrador, recreational cannabis is sold through licensed private retail stores, with its crown-owned liquor corporation, the Newfoundland and Labrador Liquor Corp. (the “NLC”), overseeing the wholesale and distribution to the private sellers. The NLC controls the possession, sale and delivery of cannabis, and sets prices. It is also the initial online retailer, although licenses may later be issued to private interests.

Yukon: The Yukon limits the initial distribution and sale of recreational cannabis to government outlets and government-run online stores and allows for the later licensing of private retailers. The Yukon Liquor Corporation is responsible for the distribution and wholesale of cannabis in the territory while the Cannabis Licensing Board is the regulatory body in the Yukon.

Northwest Territories: The Northwest Territories relies on the N.W.T. Liquor Commission to control the importation and distribution of cannabis, whether through retail outlets or by mail order service run by the Liquor Commission. Communities in the Northwest Territories will be able to hold a plebiscite to prohibit cannabis sales in their communities, similar to options currently available to restrict alcohol in the Northwest Territories.

Nunavut: Nunavut permits the sale of cannabis through private retailers including online. The Nunavut Liquor and Cannabis Commission is responsible for distribution and wholesale in the territory.

The regulatory status of cannabis in the United States of America.

We are subject to a variety of laws in the United States, Canada and elsewhere. In the United States, despite cannabis having been legalized at the state level for medical use in many states and for adult recreational use in a number of states, cannabis, other than plants of the same genus that meet the definition of industrial hemp, continues to be categorized as a Schedule I controlled substance under the federal Controlled Substances Act, or the CSA, and subject to the Controlled Substances Import and Export Act, or the CSIEA. As of December 20, 2018, the 2018 Farm Bill, formally known as the Agriculture Improvement Act of 2018, has reclassified hemp for commercial use by removing it from its Schedule I Status under the CSA, and Neptune is assessing market opportunities that may result from such legislative change.

On October 16, 2017, the Toronto Stock Exchange (“TSX”) provided clarity regarding the application of Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual (collectively, the “Requirements”) to applicants and TSX-listed issuers with business activities in the cannabis sector. In TSX Staff Notice 2017-0009, the TSX noted that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the Requirements. These business activities may include (i) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the U.S., (ii) commercial interests or arrangements with such entities, (iii) providing services or products specifically targeted to such entities, or (iv) commercial interests or arrangements with entities engaging in providing services or products to U.S. cannabis companies. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the Requirements, the TSX has the discretion to initiate a delisting review.

Neptune remains committed to only conduct business related to manufacturing and commercializing cannabis products to the extent permitted in jurisdictions where it may operate. The Company conducts due diligence with respect to each jurisdiction in which it operates or proposes to operate in order to determine the legal and regulatory requirements applicable in such jurisdiction to the extent applicable to the Company’s activities. It is a core consideration in Neptune’s strategy to carry out its operations in compliance with applicable laws in jurisdictions in which it operates. Neptune currently operates solely in Canada but may pursue opportunities in other jurisdictions, including the United States, depending on their legislative and regulatory framework.

RISK FACTORS

Prospective investors in a particular offering of Securities should carefully consider the risks presented in this Prospectus, as well as the information and risk factors contained in the Prospectus Supplement relating to that offering and any and all other information incorporated by reference in this Prospectus. Discussions of certain risks affecting the Company are generally provided and described in, among other documents, the Company’s annual and interim disclosure documents filed from time to time, which are incorporated by reference into this Prospectus and include the Company’s annual information form, annual management’s discussion and analysis and interim management’s discussion and analysis. In particular, see the “Risk Factors” heading in the Company’s latest annual information form and interim or annual management’s discussion and analysis, as the case may be.

An investment in the Securities offered hereunder is speculative and involves a high degree of risk. The risks and uncertainties described or incorporated by reference herein are not the only ones the Company may face. Additional risks and uncertainties, including those that the Company is unaware of or that are currently deemed immaterial, may also become important factors that affect the Company and its business. If any such risks actually occur, the Company’s business, financial condition and results of operations could be materially adversely affected.

In addition to the risks set out in the Annual Information Form, the Q3 MD&A and the other risk factors presented in a Prospectus Supplement or other continuous disclosure documents that may, from time to time, be incorporated by reference into this Prospectus, prospective investors should also carefully consider the risks set out below.

Risks Related to Our Securities

Return on securities is not guaranteed

There is no guarantee that the Securities will earn any positive return in the short term or long term. A holding of Securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Discretion in the use of proceeds

Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company from the sale of Securities under this Prospectus or a future Prospectus Supplement and may spend such proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the securities of the Company issued and outstanding from time to time to decline.

Dilution

The Company may sell additional Common Shares or other Securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other Securities to finance future acquisitions. The Company cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other Securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other Securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of the Company’s stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares on the TSX and on NASDAQ may decrease due to the additional amount of Common Shares available in the market.

Volatile market price of the common shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets have historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

Liquidity

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX and NASDAQ or achieve listing on any other public listing exchange.

There is currently no market through which the Securities, other than the Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, none of the Warrants, Subscription Receipts or Units will be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell Warrants, Subscription Receipts or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for the Securities, other than the Common Shares, will develop or, if developed, that any such market, including for the Common Shares, will be sustained.

Risks Related to Our Business and the Cannabis Industry

Requirements for licenses and permits

Certain operations of the Company require it to obtain licenses for the production and distribution of cannabis products, and in some cases, renewals of existing licenses from, and the issuance of permits by Health Canada. The Company believes that it currently holds or has applied for all necessary licenses and permits to carry on the activities which it is currently conducting under applicable laws and regulations. In addition, the Company will apply for, as the need arises, all necessary licenses and permits to carry on the activities it expects to conduct in the future. However, the ability of the Company to obtain, sustain or renew any such licenses and permits on acceptable terms, or at all, is subject to changes in regulations and policies and to the sole discretion of the applicable authorities or other governmental agencies. Any loss of interest in any such required license or permit, or the failure of any governmental authority to issue or renew such licenses or permits upon acceptable terms, or at all, would have a material adverse effect on the business, financial condition and results of the operations of the Company.

As a holder of a license for standard processing, we will be subject to ongoing inspections by Health Canada to monitor our compliance with its licensing requirements. Our license(s) that we obtained, or may in the future obtain, in Canada may be revoked or restricted at any time in the event that we are found not to be in compliance. Should we fail to comply with the applicable regulatory requirements or with conditions set out under our license(s), should our license(s) not be renewed when required, or be renewed on different terms, or should our license(s) be revoked, we may not be able to produce, process or distribute cannabis products.

We operate out of our existing facility located in Sherbrooke, Québec, which is required to comply with Health Canada requirements. Our facility is therefore subject to the adherence of ongoing standards and thresholds in order to maintain the appropriate certificate. Although the Company believes it will continue to meet such ongoing requirements, there is no guarantee that the required certification will be maintained. Any loss in certification would have a material adverse effect on the business, financial condition and results of the operations of the Company.

Our current license with Health Canada expires on January 4, 2022. Prior to the expiration, we must submit to Health Canada an application for renewal of such license. There can be no assurance that we will be able to renew our existing license and any failure to renew such license would have a material adverse impact on our business, financial condition and operating results.

We are subject to risks inherent to the cannabis industry

We operate in a highly regulated and rapidly evolving market. Sometimes new risks emerge and management may not be able to predict all of them, or be able to predict how they may cause actual results to be different from those contained in any forward-looking statements. Failure to comply with the requirements of the license(s) or any failure to maintain the license(s) would have a material adverse impact on the business, financial condition and operating results of the Company.

The industry is subject to extensive controls and regulations, which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond our control and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies that may be imposed. Changes in government levies, including taxes, could reduce the Corporation’s earnings and could make future capital investments or the Corporation’s operations uneconomic.

Negative Cash Flows from Operating Activities

Despite the Company’s positive cash and cash equivalents position of $15,595,388 as at December 31, 2018 and that the Company continues to operate as a going concern, the Company reported negative cash flow from operating activities of $7,586,519 and $4,873,063 for the year ended March 31, 2018 and for the nine-month period ended December 31, 2018, respectively, and has historically, in certain prior fiscal years, reported negative cash flow from operating activities. The Company may also continue to have negative cash flow from operating activities until sufficient levels of sales are achieved. Although the Company anticipates that it will have positive cash flow from operating activities in future periods, it cannot guarantee that such future positive cash flow from operating activities will be obtained.

The Company may also be unable to obtain future borrowings in an amount sufficient to enable it to pay debt or to fund other liquidity needs. If sufficient liquidity is not obtained, the Company may need to refinance or restructure all or a portion of its debt on or before maturity, sell assets or borrow more money or issue equity, which \may not be possible on terms satisfactory to the Company, or at all. In addition, any refinancing could be at higher interest rates and may require the Company to comply with more onerous covenants which could further restrict its business operations. If the Company continues to report negative cash flows from operating activities, or any failure to obtain any required additional financing on favourable terms, or at all, such events could have a material adverse effect on the business, financial condition and results of operation of the Company.

We are subject to changes in laws, regulations and guidelines

The laws, regulations and guidelines generally applicable to the cannabis industry in Canada and other countries may change in ways that impact our ability to continue our business as currently conducted or proposed to be conducted.

The successful execution of our cannabis business objectives is contingent upon compliance with all applicable laws and regulatory requirements in Canada and other jurisdictions and obtaining all other required regulatory approvals for the processing, sale, import and export of our cannabis products. The commercial cannabis industry is a relatively new industry in Canada. The effect of Health Canada’s administration, application and enforcement of the regime established by the Cannabis Act and the Cannabis Regulations on us and our business in Canada, or the administration, application and enforcement of the laws of other countries by the appropriate regulators in those countries, may significantly delay or impact our ability to participate in the Canadian cannabis market or cannabis markets outside Canada, to develop cannabis products and produce and sell these cannabis products.

Further, Health Canada may change their administration, interpretation or application of the applicable regulations or their compliance or enforcement procedures at any time. Any such changes could require us to revise our ongoing compliance procedures, requiring us to incur increased compliance costs and expend additional resources. There is no assurance that we will be able to comply or continue to comply with applicable regulations.

Failure to comply with applicable regulations

Health Canada inspectors routinely assess cannabis license holders for compliance with applicable regulatory requirements and we will be subject to certain ongoing inspections and audits once we begin operations. Any failure by us to comply with the applicable regulatory requirements could require extensive changes to our operations; result in regulatory proceedings or investigations, increased compliance costs, damage awards, civil or criminal fines or penalties or restrictions on our operations; harm our reputation or give rise to material liabilities or a revocation of our licenses and other permits. There can be no assurance that any future regulatory proceedings, investigations or audits will not result in substantial costs, a diversion of management’s attention and resources or other adverse consequences to us and our business.

Limited standardized research on the effect of cannabis

To date, there is limited standardization in the research of the effects of cannabis, and future clinical research studies may lead to conclusions that dispute or conflict with our understanding and belief regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis.

Research in Canada, the United States and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids (such as CBD and THC) remains in relatively early stages.

Future research and clinical trials may draw opposing conclusions to statements in this prospectus or could reach different or negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing or other facts and perceptions related to cannabis, which could adversely affect social acceptance of cannabis and the demand for our products.

The cannabis industry and market are relatively new in Canada, and this industry and market may not continue to exist or develop as anticipated or we may ultimately be unable to succeed in this industry and market

As a license holder authorized to process cannabis, we will be operating our business in a relatively new industry and market, and our success in the cannabis market will depend in part on our ability to attract and retain customers. In addition to being subject to general business risks applicable to a business involving an agricultural product and a regulated consumer product, we will need to make significant investments in our business strategy. These investments include the procurement of high value raw material, extraction equipment, site improvements and research and development projects. We expect that competitors will undertake similar investments to compete with us. Competitive conditions, consumer preferences, customer requirements and spending patterns in this industry and market are relatively unknown and may have unique circumstances that differ from other existing industries and markets and cause our future efforts to develop our business to be unsuccessful or to have undesired consequences for us. As a result, we may not be successful in our efforts to attract customers or to develop new cannabis products and produce and distribute these cannabis products, or these activities may require significantly more resources than we currently anticipate in order to be successful.

We will compete for market share with other companies licensed by Health Canada, some of which may have longer operating histories and more financial resources and manufacturing and marketing experience than we have

As a holder of a license for standard processing, we expect to face competition from license holders and other potential competitors which may have longer operating histories and more financial resources and manufacturing and marketing experience than we have. In addition, it is possible that the cannabis industry will undergo consolidation, creating larger companies with financial resources, manufacturing and marketing capabilities and product offerings much greater than ours. As a result of this competition, we may be unable to develop our operations as currently proposed, on terms we consider acceptable, or at all.

There are currently a significant number of applications for cannabis licenses being processed by Health Canada. The number of licenses granted and the number of license holders ultimately authorized by Health Canada could have an adverse impact on our ability to compete for market share in Canada’s cannabis industry. We expect to face competition from new market entrants that are granted licenses under the Cannabis Act or existing license holders that are not yet active in the industry. If a significant number of new licenses are granted by Health Canada, we expect increased competition for market share and the competition may place downward price pressure on cannabis products as new entrants may increase extraction, purification and formulation capacity.

As a holder of a license for standard processing, we may also face competition from unlicensed and unregulated market participants, including individuals or groups that are able to process cannabis without a license and illegal dispensaries and black-market participants selling cannabis and cannabis-based products in Canada. These competitors may be able to offer products with higher concentrations of active ingredients than we may be authorized to produce and sell and using delivery methods, including edibles, concentrates and vaporizers, that we will be prohibited from currently offering to individuals in Canada. The competition presented by these participants, and any unwillingness by consumers currently utilizing these unlicensed distribution channels to begin purchasing from license holders for any reason, or any inability of law enforcement authorities to enforce existing laws prohibiting the unlicensed cultivation and sale of cannabis and cannabis-based products, could adversely affect the licit cannabis market, result in increased competition through the black market for cannabis, or may have an adverse impact on the public perception of cannabis use and licensed cannabis producers.

In addition, the Cannabis Act permits consumers in Canada to produce a limited amount of cannabis for their own medical or adult recreational purposes or to designate a person to produce a limited amount of cannabis on their behalf for medical purposes. Widespread reliance upon this allowance could reduce the current or future consumer demand for cannabis from license holders.

If the number of users of cannabis in Canada increases, the demand for products will increase. This could result in the competition in the cannabis industry becoming more intense as current and future competitors begin to offer an increasing number of diversified cannabis products. Conversely, if there is a contraction in the market for cannabis in Canada, competition for market share may increase. To remain competitive, we intend to invest in research and development; however, we may not have sufficient resources to establish research and development efforts on a competitive basis.

Reliance on a single facility

To date, our activities and resources have been primarily focused on our facility located in Sherbrooke, Québec, and we will continue to focus on such facility for the foreseeable future. Adverse changes or developments affecting this facility could have a material and adverse effect on our business and financial condition.

We may be unable to attract or retain key personnel with sufficient experience in the cannabis industry, and we may be unable to attract, develop and retain additional employees required for our development and future success

Our success will be largely dependent on the performance of our management team and certain employees and our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. The loss of the services of any key personnel, or an inability to attract other suitably qualified persons when needed, could prevent us from executing on our business plan and strategy, and we may be unable to find adequate replacements on a timely basis, or at all.

Each director and officer of a company that holds a license is subject to the requirement to obtain and maintain a security clearance from Health Canada. Under the Cannabis Act, certain additional key personnel are required to obtain and maintain a security clearance. Under the Cannabis Act, a security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. There is no assurance that any of our existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by an individual in a key operational position to maintain or renew his or her security clearance could result in a reduction or complete suspension of our operations. In addition, if an individual in a key operational position leaves us, and we are unable to find a suitable replacement who is able to obtain a security clearance in a timely manner, or at all, we may not be able to conduct our operations at planned production volume levels or at all.

Unfavorable publicity or consumer perception

We believe the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of cannabis and related products distributed to such consumers. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and the business, results of operations, financial condition and cash flows of our Company. Our dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on our Company, the demand for our products, and the business, results of operations, financial condition and cash flows of our Company.

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis and related products in general, or our products specifically, or associating the consumption of cannabis or related products with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regard to our Company and our activities, whether true or not. Although we believe that we operate in a manner that is respectful to all stakeholders and that we take care in protecting our image and reputation, we do not ultimately have direct control over how it is perceived by others. Reputational loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects, thereby having a material adverse impact on our financial performance, financial condition, cash flows and growth prospects.

We are subject to risks inherent to suppliers in an agricultural business, including the risk of crop failure

Cannabis is an agricultural product. As such, its supply is subject to the risks inherent in the agricultural business, including risks of crop failure presented by weather, insects, plant diseases, and similar agricultural risks. There can be no assurance that natural elements, such as insects and plant diseases, will not interrupt production activities with our suppliers and partners and have an adverse effect on our business.

Supply of cannabis

We do not cultivate cannabis to supply ourselves with cannabis leaves, flowers and trim to operate our extraction business. We currently obtain cannabis from third parties in amounts sufficient to operate our extraction business. However, there can be no assurance that there will continue to be a supply of cannabis available for us to process or purchase a sufficient amount of cannabis to operate our business. Additionally, the price of cannabis may rise which would increase our cost of goods. If we are unable to acquire the cannabis required to operate our extraction business or if the price of cannabis increases, it could have a material adverse impact on our business, our financial condition and results from operations.

We may not be able to transport our cannabis products to customers in a safe and efficient manner

We will depend on fast and efficient third-party transportation services to distribute our cannabis products. Any prolonged disruption of third-party transportation services could have a material adverse effect on our sales volumes or our end users’ satisfaction with our services. Rising costs associated with third-party transportation services used by us to ship our products may also adversely impact our profitability, and more generally our business, financial condition and results of operations.

The security of products during transportation will be of the utmost concern. A breach of security during transport or delivery could result in the loss of high-value product. A failure to take steps necessary to ensure the safekeeping of cannabis could also have an impact on our ability to operate under our license(s), to renew or receive amendments to such licenses, or to receive required new licenses.

Our cannabis products may be subject to recalls for a variety of reasons, which could require us to expend significant management and capital resources

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, adulteration, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the cannabis products produced by us are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. As a result of any such recall, we may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention or damage our reputation and goodwill or that of our products or brands.

Additionally, product recalls may lead to increased scrutiny of our operations by Health Canada, requiring further management attention, increased compliance costs and potential legal fees, fines, penalties and other expenses. Any product recall affecting the cannabis industry more broadly, whether or not involving us, could also lead consumers to lose confidence in the safety and security of the products sold by license holders generally.

We may be subject to product liability claims or regulatory action

As a manufacturer and distributor of products which are ingested by humans, we face the risk of exposure to product liability claims, regulatory action, and litigation if products we produce are alleged to have caused loss or injury. We may be subject to these types of claims due to allegations that our products caused or contributed to injury or illness, failed to include adequate instructions for use, or failed to include adequate warnings concerning possible side effects or interactions with other substances. This risk is exacerbated by the fact that cannabis use may increase the risk of experiencing adverse events or other side effects. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could also occur. In addition, the manufacture and sale of cannabis products, like the manufacture and sale of any ingested product, involves a risk of injury to consumers due to tampering by unauthorized third parties or product contamination. We may have to recall cannabis products we produce as a result of potential contamination and quality assurance concerns. A product liability claim or regulatory action against us could result in increased costs and could adversely affect our reputation and goodwill with our customers. There can be no assurance that we will be able to obtain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could result in us becoming subject to significant liabilities that are uninsured.

We may not meet timelines for project development set out in this Prospectus

The Company’s business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its operations, as well as electricity, water and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition operating results, and timelines for project development of the Company. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition, operating results, and timelines for project development of the Company.

Difficulty to forecast revenues, costs and sales

We must rely largely on our own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry in Canada. A failure in the demand for our products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

We may also, from time to time, hold finished goods in inventory and such inventory has a shelf life. Finished goods in our inventory includes cannabis products that may reach expiration and not be sold. Even though on a regular basis, management reviews the amount of inventory on hand, reviews the remaining shelf life and estimates the time required to manufacture and sell such inventory, write-down of inventory may still be required. Any such write-down of inventory could have a material adverse effect on our business, financial condition, and results of operations.

Furthermore, the price of production and sale of cannabis will fluctuate widely due to how young the cannabis industry is and is affected by numerous factors beyond our control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new production and distribution developments and improved production and distribution methods. The effect of these factors on the price of product produced by the Company and, therefore, the economic viability of any of the Company’s business, cannot accurately be predicted.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our share and loan capital, on a consolidated basis, since the date of our Q3 Financial Statements.

USE OF PROCEEDS

Unless otherwise indicated in the applicable Prospectus Supplement, the Company intends to use the net proceeds received by it from the sale of Securities for working capital requirements or for other general corporate purposes. More detailed information regarding the use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement. The Company may, from time to time, issue Securities other than through the offering of Securities pursuant to this Prospectus. The Company will not receive any proceeds from any sale of Securities by a Selling Securityholder.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company’s general funds, unless otherwise stated in the applicable Prospectus Supplement.

The Company had negative cash flow from operating activities of $7,586,519 and $4,873,063 for the year ended March 31, 2018 and for the nine-month period ended December 31, 2018, respectively. Although the Company anticipates that it will have positive cash flow from operating activities in future periods, it cannot guarantee that such future positive cash flow from operating activities will be obtained. The Company may continue to have negative cash flow from operating activities until sufficient levels of sales are achieved. See “Risk Factors – Risks Related to Our Business and the Cannabis Industry – Negative Cash Flow”.

PLAN OF DISTRIBUTION

General

We may offer and sell the Securities, separately or together: (a) to one or more underwriters; (b) through one or more agents; or (c) directly to one or more purchasers. The Securities offered pursuant to any Prospectus Supplement may be sold from time to time in one or more transactions at: (i) a fixed price or prices, which may be changed from time to time; (ii) market prices prevailing at the time of sale; (iii) prices related to such prevailing market prices; or (iv) other negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions and subject to limitations imposed by and the terms of any regulatory approval required and obtained under applicable Canadian securities laws, including sales made directly on the TSX, NASDAQ or other existing trading markets for the Securities. We may only offer and sell the Securities pursuant to a Prospectus Supplement during the period that this Prospectus, including any amendments hereto, remains effective. The Prospectus Supplement for any of the Securities being offered thereby will set forth the terms of the offering of such Securities, including the type of Securities being offered, the name or names of any underwriters or agents, the Selling Securityholders, if any, the purchase price of such Securities, the proceeds to us from such sale, any underwriting commissions or discounts and other items constituting underwriters’ compensation. Only underwriters or agents so named in the Prospectus Supplement are deemed to be underwriters or agents in connection with the Securities offered thereby.

Similarly, one or more Selling Securityholders of the Company may sell Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through statutory exemptions, or through agents designated from time to time. See “Selling Securityholders”.

In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

By Underwriters

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of underwriters to purchase the Securities will be subject to certain conditions, but the underwriters will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. We may offer the Securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The Company may agree to pay the underwriters a fee or commission or allow a discount or concession for various services relating to the offering of any Securities, which such fee, commission, discount or concession may be changed from time to time. Unless set forth in the applicable Prospectus Supplement, any such fee or commission will be paid out of our general corporate funds. We may use underwriters with whom we have a material relationship. The nature of any such relationship, including the name of the underwriter, will be described in the applicable Prospectus Supplement.

By Agents

The Securities may also be sold through agents designated by us. Any agent involved will be named, and any fees or commissions payable by us to such agent will be set forth in the applicable Prospectus Supplement. Unless set forth in the applicable Prospectus Supplement, any such fees or commissions will be paid out of our general corporate funds. Unless otherwise indicated in the Prospectus Supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Direct Sales

Securities may also be sold directly by us at such prices and upon such terms as agreed to by us and the purchaser. In this case, no underwriters or agents would be involved in the offering.

Other Information

Underwriters or agents who participate in the distribution of Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under Canadian provincial and U.S. securities legislation, or to contribution with respect to payments which such underwriters or agents may be required to make in respect thereof. Such underwriters or agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, the Company does not intend to list any of the Securities other than the Common Shares on any securities exchange. As a result, unless otherwise specified in the applicable Prospectus Supplement, there can be no assurance that an active trading market for the Securities other than Common Shares will develop or be sustained, there may otherwise be no market through which such Securities may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and the relevant Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

In connection with any offering of Securities, except with respect to “at-the-market distributions”, underwriters, agents or dealers may over-allot or effect transactions that stabilize or maintain the market price of the Securities offered at a higher level than that which might otherwise exist in the open market. Such transactions may be commenced, interrupted or discontinued at any time.

No underwriter or dealer involved in an “at-the-market distribution”, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. In the event that the Company determines to pursue an “at-the-market distribution” in Canada, the Company will apply for the required exemptive relief from the applicable Canadian securities regulators.

SELLING SECURITYHOLDER

This Prospectus may also, from time to time, relate to the offering of the Securities by way of a secondary offering by certain Selling Securityholders.

The terms under which the Securities may be offered by Selling Securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any offering of Securities by Selling Securityholders will include, without limitation, where applicable: (i) the names of the Selling Securityholders; (ii) the number and type of Securities owned, controlled or directed by each Selling Securityholder; (iii) the number of Securities being distributed for the accounts of each Selling Securityholder; (iv) the number of Securities to be owned, controlled or directed by each Selling Securityholder after the distribution and the percentage that number or amount represents out of the total number of outstanding Securities; (v) whether the Securities are owned by the Selling Securityholders, both of record and beneficially, of record only or beneficially only; (vi) if a Selling Securityholder purchased any of the Securities held by him, her or it in the 12 months preceding the date of the Prospectus Supplement, the date or dates the Selling Securityholder acquired the Securities; and (vii) if a Selling Securityholder acquired the Securities held by him, her or it in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to the Selling Securityholder in the aggregate and on a per security basis.

DESCRIPTION OF COMMON SHARES

The authorized share capital of the Company is comprised of an unlimited number of Common Shares and an unlimited number of preferred shares of the Company (“Preferred Shares”), issuable in one or more series. By way of by-law, in accordance with its articles of incorporation, the Company created the “Series A Preferred Shares”, which are non-voting shares.

As of the date of this Prospectus, there were a total of (i) 79,987,292 Common Shares and no Preferred Shares issued and outstanding, (ii) 750,000 warrants to purchase Common Shares issued and outstanding, (iii) 9,676,085 options to purchase Common Shares issued and outstanding, and (iv) 454,983 deferred share units issued and outstanding.

Common Shares

Voting Rights

Each Common Share entitles its holder to receive notice of, and to attend and vote at, all annual or special meetings of the shareholders of the Company. Each Common Share entitles its holder to one vote at any meeting of the shareholders, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to statutory provisions or the specific attributes of this class or series.

Dividends

Subject to the prior rights of the holders of Preferred Shares ranking before the Common Share as to dividends, the holders of Common Shares are entitled to receive dividends as declared by the board of directors of the Company from the Company’s funds that are duly available for the payment of dividends.

Winding-up and Dissolution

In the event of the Company’s voluntary or involuntary winding-up or dissolution, or any other distribution of the Company’s assets among its shareholders for the purposes of winding up its affairs, the holders of Common Shares shall be entitled to receive, after payment by the Company to the holders of Preferred Shares ranking prior to Common Shares regarding the distribution of the Company’s assets in the case of winding-up or dissolution, share for share, the remainder of the property of the Company, with neither preference nor distinction.

The foregoing description of the terms of the Common Shares does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles and general by-laws of the Company, each of which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

DESCRIPTION OF THE WARRANTS

Warrants will typically be offered with Common Shares, with such securities often referred to collectively as a “Unit”, but may be offered with Subscription Receipts, other Securities or separately. The Warrants either will be issued under a warrant indenture or agreement that will be entered into by the Company and a trustee at the time of issuance of the Warrants or will be represented by warrant certificates issued by the Company.

Warrants will entitle the holder thereof to receive Common Shares and/or other Securities upon the exercise thereof and payment of the applicable exercise price. A Warrant will be exercisable for a specific period of time at the end of which time it will expire and cease to be exercisable.

Holders of Warrants are not shareholders of the Company. The particular terms and provisions of Warrants offered by this Prospectus and any applicable Prospectus Supplement will be described in the Prospectus Supplement filed in respect of such Warrants. This description may include, without limitation and as applicable: (i) the title or designation of the Warrants; (ii) the number of Warrants offered; (iii) the number of Common Shares and/or other Securities purchasable upon exercise of the Warrants and the procedures for exercise; (iv) the exercise price of the Warrants; (v) the dates or periods during which the Warrants are exercisable and when they expire; (vi) the designation and terms of any other Securities with which the Warrants will be offered, if any, and the number of Warrants that will be offered with each such Security; and (vii) any other material terms and conditions of the Warrants including, without limitation, transferability and adjustment terms and whether the Warrants will be listed on a securities exchange.

DESCRIPTION OF THE UNITS

Units are securities consisting of one or more of the other Securities described in this Prospectus offered together as a “Unit”. A Unit is typically issued such that the holder thereof is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each Security comprising the Unit. The unit agreement under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately at any time or before a specified date.

The particular terms and provisions of Units offered by this Prospectus and any applicable Prospectus Supplement will be described in the Prospectus Supplement filed in respect of such Units. This description may include, without limitation and as applicable: (i) the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately; (ii) any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; (iii) whether the Units will be issued in fully registered or global form; and (iv) any other material terms and conditions of the Units.

DESCRIPTION OF THE SUBSCRIPTION RECEIPTS

Subscription Receipts may be offered separately or together with Common Shares and/or other Securities. The Subscription Receipts will be issued under one or more subscription receipt agreements that will be entered into by the Company and an escrow agent at the time of issuance of the subscription receipts.

Subscription Receipts will entitle the holder thereof to receive Common Shares and/or other Securities, for no additional consideration, upon the completion of a particular transaction or event, typically an acquisition of the assets or securities of another entity by the Company or one or more of its subsidiaries. The subscription proceeds from an offering of Subscription Receipts will be held in escrow by an escrow agent pending the completion of the transaction or the termination time (the time at which the escrow terminates regardless of whether the transaction or event has occurred). Holders of Subscription Receipts will receive Common Shares and/or other Securities upon completion of the particular transaction or event or, if the transaction or event does not occur by the termination time, a return of the subscription funds for their Subscription Receipts together with any interest or other income earned thereon.

Holders of Subscription Receipts are not shareholders of the Company. The particular terms and provisions of Subscription Receipts offered by this Prospectus and any applicable Prospectus Supplement will be described in the Prospectus Supplement filed in respect of such Subscription Receipts. This description may include, without limitation and as applicable: (i) the number of Subscription Receipts offered; (ii) the price at which the Subscription Receipts will be offered; (iii) the terms, conditions and procedures pursuant to which the holders of Subscription Receipts will become entitled to receive Common Shares and/or other Securities; (iv) the number of Common Shares and/or other Securities that may be obtained upon exercise of each Subscription Receipt; (v) the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each such security; (vi) the terms relating to the holding and release of the gross proceeds from the sale of the Subscription Receipts plus any interest and income earned thereon; and (vii) any other material terms and conditions of the Subscription Receipts including, without limitation, transferability and adjustment terms and whether the Subscription Receipts will be listed on a securities exchange.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX and NASDAQ under the symbol “NEPT”. Trading price and volume of the Common Shares will be provided, as required, in each Prospectus Supplement.

PRIOR SALES

Information in respect of prior sales of the Common Shares or other Securities distributed under this Prospectus and for securities that are convertible or exchangeable into the Common Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of the Common Shares or other Securities pursuant to such Prospectus Supplement.

DIVIDENDS

Neptune has never paid any cash dividends on its Common Shares. While the Company is not restricted from paying dividends other than pursuant to certain solvency tests prescribed under the Business Corporations Act (Québec), the Company does not intend to pay dividends on any of its Common Shares in the foreseeable future.

REGISTRATION AND TRANSFER

General

Other than in the case of “book-entry only” Securities, Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Company for such purpose with respect to any issue of Securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the Securities but the Company may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the person making the request. If a Prospectus Supplement refers to any registrar or transfer agent designated by the Company with respect to any issue of Securities, the Company may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.

In the case of book-entry only Securities, the Securities may be represented by one or more global certificates or be represented by uncertificated securities and may be held by a designated depository or its nominee for its participants. The Securities must be purchased or transferred through such participants in a depository service of a depository identified in the Prospectus Supplement for the particular offering of Securities. The ability of a holder to pledge a Security or otherwise take action with respect to such holder’s interest in a Security (other than through a participant) may be limited due to the lack of a physical certificate. The depository will establish and maintain bookentry accounts for its participants acting on behalf of holders of the Securities. The interests of such holders of Securities will be represented by entries in the records maintained by the participants. Except in limited circumstances, holders of book-entry only Securities will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, and no holder will be shown on the records maintained by the depository except through a bookentry account of a participant acting on behalf of such holder. Each holder will receive a customer confirmation of purchase from the participants from which the Securities are purchased in accordance with the practices and procedures of that participant. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. Reference in this Prospectus to a holder of Securities means, unless the context otherwise requires, the owner of the beneficial interest in the Securities.

If the Company determines, or the depository notifies the Company in writing, that the depository is no longer willing or able to discharge properly its responsibilities as depository with respect to the Securities and the Company is unable to locate a qualified successor, or if the Company at its option elects, or is required by law, to terminate the book-entry system, then the Securities may be issued in fully registered form to holders or their nominees.

Payments and Notices

As applicable, any payment of principal, redemption, dividend and interest on a Security will be made by the Company to the depository or its nominee, as the case may be, as the registered holder of the Security and the Company understands that such payments will be credited by the depository or its nominee in the appropriate amounts to the relevant participants. Payments to holders of Securities of amounts so credited will be the responsibility of the participants.

As long as the depository or its nominee is the registered holder of the Securities, the depository or its nominee, as the case may be, will be considered the sole owner of the Securities for the purposes of receiving notices or payments on the Securities. In such circumstances, the responsibility and liability of the Company in respect of notices or payments on the Securities is limited to giving or making payment of any principal, redemption, dividend and interest due on the Securities to the depository or its nominee.

Each holder must rely on the procedures of the depository and, if such holder is not a participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights with respect to the Securities. The Company understands that under existing industry practices, if the Company requests any action of holders or if a holder desires to give any notice or take any action which a registered holder is entitled to give or take with respect to any Securities issued in book-entry only form, the depository would authorize the participant acting on behalf of the holder to give such notice or to take such action, in accordance with the procedures established by the depository or agreed to from time to time by the Company and the depository. Any holder that is not a participant must rely on the contractual arrangement it has directly, or indirectly through its financial intermediary, with its participant to give such notice or take such action.

ENFORCEABILITY OF CIVIL LIABILITIES

Neptune is a company incorporated under and governed by the Business Corporations Act (Québec). A majority of the directors and officers of Neptune, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States and all or a substantial portion of their assets, and a substantial portion of Neptune’s assets, are located outside the United States. Neptune has appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the directors and officers of Neptune and experts under U.S. federal securities laws.

Neptune has been advised by its Canadian counsel, Osler, Hoskin & Harcourt LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. Neptune has also been advised by Osler, Hoskin & Harcourt LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

Neptune will file a registration statement on Form F-10 to register the Securities in the United States. Concurrently with the filing of the registration statement on Form F-10, Neptune will make an appointment of agent for service of process on Form F-X. Under the Form F-X, we expect to appoint CT Corporation as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of the Securities under this Prospectus.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe the principal Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax considerations generally applicable to the purchase, holding and disposition of those Securities by an investor who is a U.S. person. (within the meaning of the U.S. Internal Revenue Code of 1986, as amended).

AGENT FOR SERVICE OF PROCESS IN CANADA

The Board currently includes, and in the future is expected to include, persons who are not resident in Canada. As of the date of this Prospectus, the directors and officers of the Company who are not resident in Canada are John M. Moretz and Richard P. Schottenfeld. Each of these persons has appointed the Company as agent for service of process at 545, Promenade du Centropolis, Suite 100, Laval, Québec, Canada, H7T 0A3. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process in Canada.

LEGAL PROCEEDINGS

The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of such proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company, the most significant outstanding proceedings and claims are as follows:

(i)

In May 2014, a former chief executive officer (“CEO”) of the Company filed a lawsuit against the Company in the Superior Court of Québec alleging that he was constructively dismissed. He is claiming the payment of approximately $8,500,000 and the issuance of equity instruments. In September 2015, Neptune filed a counterclaim to recover approximately $530,000 from this former CEO, representing various CEO’s personal expenses and withholding tax disbursed by Neptune and not reimbursed by the former CEO. All outstanding share-based payments held by the former CEO were cancelled during the year ended February 28, 2015. As of the date hereof, no agreement has been reached. The Company intends to pursue its counterclaim and to vigorously defend against the former CEO’s claim. A trial date is currently scheduled for hearing in May and June 2019.

(ii)

Under the terms of an agreement entered into with a company controlled by a former CEO of the Company, the Company should pay him, for an unlimited period, royalties of 1% of its krill oil revenues in semi-annual instalments, for which a claim of approximately $1,700,000 is being asserted by such former CEO. In December 2015 Neptune filed a defence in which it disputes the validity of this claim by challenging the validity and interpretation of certain clauses of this agreement, which position is contested by the former CEO. The counterclaim amount that the Company is seeking from the former CEO is approximately $2,100,000. As of the date hereof, no agreement has been reached. The Company intends to vigorously defend against the former CEO’s claim. A hearing of the case was completed on February 7, 2019. The case is pending judgement from the court.

(iii)

In August 2014, the Company initiated arbitration proceedings against a former customer claiming the approximate amount of $5,000,000 (US$3,700,000) for unpaid krill oil products sold and delivered under a distributorship agreement entered into in December 2011. The full amount receivable has been written-off. In August 2018, this former customer amended its counterclaim to seek from the Company the approximate amount of $193,000,000 in damages (AU$201,000,000). As of the date hereof, no agreement has been reached. The Company intends to pursue its claim and to vigorously defend against this counterclaim. Arbitration is currently scheduled for hearing on July 2019.

LEGAL MATTERS

Unless otherwise indicated in the Prospectus Supplement relating to an offering of Securities, the particular offering of Securities will be subject to approval of certain legal matters on behalf of the Company by Osler, Hoskin & Harcourt LLP, our Canadian and U.S. counsel. As of the date of this Prospectus, the partners and associates of Osler, Hoskin & Harcourt LLP beneficially own, directly or indirectly, less than 1% of outstanding securities of any class issued by the Company. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and United States law.

AUDITORS

The Company’s independent auditors are KPMG LLP, (“KPMG”), 1500 600, de Maisonneuve Boulevard West, Montréal, Québec, Canada, H3A 0A3. KPMG is independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation. The audited consolidated financial statements of the Neptune Technologies & Bioressources Inc. (currently known as Neptune Wellness Solutions Inc.) for the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017 incorporated herein by reference, have been audited by KPMG as stated in their report, which is incorporated herein by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

Upon filing of the registration statement with the SEC, the following documents will be filed with the SEC as part of the Registration Statement of which this Prospectus is a part: (i) the documents referred to under “Documents Incorporated by Reference”; (ii) the reports and consents of auditors and consent of counsel; and (iii) powers of attorney from directors and officers of the Company.